QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

Commission
File Number
33-88608

Legrand
(Translation of registrant's name into English)

82, rue Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Legrand has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2003	LEGRAND Registrant
	By:	/s/ FRANÇOIS GRAPPOTTE Name: François Grappotte Title: Director and Chairman and Chief Executive Officer

        On January 22, 2003, FIMEP S.A., our indirect parent company, commenced a private placement of high yield notes (the "notes"). The proceeds of this private placement are to be used to refinance a mezzanine loan incurred to fund the acquisition of Legrand by FIMAF S.A.S., a wholly-owned subsidiary of FIMEP S.A., and related transactions.

        Disclosure with respect to Legrand is contained in the document for the private placement of the notes and is included in this filing. References in this disclosure to "we", "our" and "us" and other similar terms refer to Legrand and its subsidiaries.

        The summary unaudited pro forma consolidated financial information of FIMEP and the unaudited pro forma financial information of FIMEP included elsewhere in this document have been prepared in accordance with US GAAP. Unless otherwise indicated, all other financial information has been prepared in accordance with French GAAP. French GAAP differs in certain significant respects from US GAAP. For a discussion of the principal differences between French GAAP and US GAAP as they apply to the Group, see "I. G. Operating and Financial Review and Prospects," note 28 to the audited consolidated financial statements of Legrand and note 27 to the unaudited consolidated financial statements of Legrand.

        Any securities offered will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

        Any securities offered will not be offered to the public in France. The document for the private placement has not been submitted to the clearance procedure of the French Commission des Opérations de Bourse.

TABLE OF CONTENTS

I.	INFORMATION CONCERNING LEGRAND S.A.
	A.	MARKET AND INDUSTRY DATA	1
	B.	INTELLECTUAL PROPERTY	1
	C.	DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	2
	D.	SUMMARY BUSINESS DESCRIPTION	4
	E.	RISK FACTORS RELATING TO OUR BUSINESS	10
	F.	SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION	19
	G.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
	H.	OUR BUSINESS	59
	I.	OUR HISTORY AND GROUP STRUCTURE	80
	J.	MANAGEMENT OF LEGRAND	82
	K.	CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	85
	L.	CORPORATE GOVERNANCE	85
II.	INFORMATION CONCERNING THE ACQUISITION, FIMAF SAS, FIMEP SA AND LUMINA PARENT
	A.	OVERVIEW OF THE ACQUISITION AND RELATED TRANSACTIONS	89
	B.	SUMMARY CORPORATE AND FINANCING STRUCTURE	91
	C.	SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	92
	D.	THE ACQUISITION	94
	E.	CAPITALIZATION	97
	F.	UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	99
	G.	SHAREHOLDERS	110
	H.	INVESTORS' AGREEMENTS	113
	I.	MANAGEMENT OF LUMINA PARENT	117
	J.	CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	123
	K.	CORPORATE GOVERNANCE	124
	L.	OTHER INFORMATION	129
	M.	SUMMARY OF GROUP COMMITMENTS	129
III.	INDEBTEDNESS OF THE GROUP
	A.	THE STRUCTURE OF FIMEP'S INDEBTEDNESS	130
	B.	DESCRIPTION OF OTHER INDEBTEDNESS	131
	C.	PRO FORMA LIQUIDITY AND CAPITAL RESOURCES	149
	D.	RISK FACTORS RELATING TO INDEBTEDNESS	153
IV.	DEFINITIONS		156

i

I.  INFORMATION CONCERNING LEGRAND S.A.

A.  MARKET AND INDUSTRY DATA

        This document contains information about our markets and our competitive position therein, including market sizes and market share information. We are not aware of any exhaustive industry or market reports that cover or address the market for products and systems for low-voltage electrical installations and information networks in buildings. Therefore, we assemble information on our markets through our subsidiaries, which in turn compile information on our local markets annually. They derive that information from formal and informal contacts with industry professionals (such as professional associations), trade data from electrical products distributors, building statistics and macroeconomic data (such as gross domestic product or consumption of electricity). We estimate our position in our markets based on the market data referred to above and our actual sales in the relevant market through October of the relevant year and estimated through completion of that year. Although we have commenced compiling market share data for the year 2002, we have not yet completed the process. Accordingly, unless otherwise stated, market size and market share data contained in this document is for the year 2001.

        We believe that the market share information contained in this document provides fair and adequate estimates of the size of our markets and fairly reflects our competitive position within these markets. However, our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same results. In addition, our competitors may define our markets differently than we do.

B.  INTELLECTUAL PROPERTY

        Legrand, BTdin, BTicino, Creo, DLPass, DPX, Galea, LabelMo, Lexic, Living International Light, Megatiker, Mosaic 45, My Home, Neptune, Net Clear (and design), Omizzy, Ortronics, Pial, Plexo 555, Quincino, RJ45, Sagane, Sfera, Structura, Tenara, Trademaster, Walker (logo), Walker Systems (logo), Wiremold (logo) and XL-Pro are brands under which we market our products in France, Italy, the United States and the rest of the world. Legrand®, BTicino®, Cabstop®, Dlpass®, Hypra®, Fibermo®, Mighty Mo®, Net Clear®, Ortronics®, Ortronics Open Systems Architecture®, V500 Raceway®, Walker Systems®, Tracjack Wiremold® (logo) and Wiremold Systems® (word mark) are registered trademarks in the United States.

C.  DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This document includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, actual results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  adverse economic conditions affecting the building sector;

  •
  existing or future regulations and standards in the markets where we operate;

  •
  intense competition in the markets in which we operate;

  •
  pricing pressure in our main markets;

  •
  cost of production materials;

  •
  potential environmental liability and capital costs of compliance with applicable laws and regulations;

  •
  potential claims relating to asbestos;

  •
  diverse political, legal, economic and other conditions in France, Italy, the United States and the other markets in which we operate;

  •
  fluctuation in currency exchange and interest rates;

  •
  potential products liability;

  •
  interests of our shareholders;

  •
  ability to protect intellectual property;

  •
  reliance on our distributors;

  •
  ability to attract and retain quality personnel;

  •
  ability to successfully integrate business acquisitions;

  •
  ability to effectively manage our inventory;

  •
  ability to comply with labor and employment laws and regulations;

  •
  unfunded liabilities arising from pension plans and other post-retirement benefits;

  •
  any material disruption of our operations due to industrial actions;

  •
  possible liability of certain of our operating and holding companies for the debts of their subsidiaries;

  •
  changes to tax laws; and

  •
  our substantial leverage and ability to meet significant debt service obligations.

        We urge you to read this document, including the sections entitled "Risk Factors Relating to Our Business," "Operating and Financial Review and Prospects" and "Our Business," for a more complete discussion of the factors that could affect our future performance and the industry in which we operate.

D.  SUMMARY BUSINESS DESCRIPTION

Our Business

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks used in residential, commercial and industrial buildings. We are a "pure-play" operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment—to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 75 years ago and market our products under widely recognized brand names, including Legrand and BTicino. We are headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in over 55 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which accounted for more than 60% of our net sales (by destination) in each of our last three fiscal years and in the nine month period ended September 30, 2002.

        Based on sales of products which are the same as or similar to those offered in our catalogs, we estimate the aggregate worldwide market for those products to be approximately €50 billion. Although we face competition from a number of large, multinational operators, the worldwide market remains highly fragmented, with more than 50% of worldwide net sales made by small, often local, competitors, each with less than a 1% market share. Based on our 2001 net sales, we believe that we have an approximate 6% share of the worldwide market. We estimate that Europe represents approximately 35% of the worldwide market, that the United States and Canada together represent 35%, and that Asia and the remaining countries in the world represent 20% and 10%, respectively. In our principal geographic markets, including France, Italy and the United States, we have leading market positions in key families of products.

        We manufacture more than 130,000 catalog items grouped into approximately 80 product families. We are increasingly focused on providing our customers with integrated systems and total solutions across our product groupings. We serve the following five principal business areas:

  •
  End-user power control. We believe that we have a leading position in the worldwide market for the manufacture of end-user power control products. For example, we believe we are the global market leader in switches and sockets with an estimated market share of approximately 18% based on our net sales in 2001. We also believe that we are the only manufacturer of end-user power control products that addresses all major standards in the world. End-user power control products include switches, power sockets and other products that enable end users to control the flow of electricity at home or in the workplace, including thermostats, dimmers, infrared switches and other building automation products.

  •
  Power protection products. We believe that we are one of the principal manufacturers of power protection products for the European and South American markets. Power protection products include fuses, circuit breakers, distribution boards, electrical cabinets and other products that protect individuals, appliances and electrical systems from power surges.

  •
  Power distribution and wire management. We believe that we are a leading manufacturer of power distribution and wire management products. For example, we believe we are the global market leader in cable management systems with an estimated market share of approximately 16% based on our net sales in 2001. Power distribution and wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings.

  •
  VDI, communications and security. We believe that we are one of the principal manufacturers of several voice, data and image applications (known as VDI), communications and security product families for the European market. For example, we are the European market leader in audio and video entry phones with an estimated market share of approximately 20% based on our net sales in 2001. The VDI, communications and security product category includes VDI for computer and telephone systems as well as audio and video entry phones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

  •
  Industrial electrical products. We believe that we have strong market positions for a number of our industrial electrical products in the French and Italian markets. Industrial electrical products include heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications.

        More than 95% of our net sales in 2001 were made to electrical hardware and equipment distributors. These distributors in turn sell our products principally to electricians and building contractors, as well as to retail hardware stores. As a result, demand for our products is determined principally by demand from electricians and building contractors, with end users and specifiers, such as architects and engineering companies, also influencing demand. Our marketing focus is therefore on consistently providing customers with a full range of reliable products and systems within a broader "push and pull" strategy. On the "push" side, we maintain a close relationship with electrical hardware and equipment distributors, focusing on product availability, just-in-time delivery and simplifying and expediting ordering, stocking and dispatching our products. On the "pull" side of this strategy, we seek to develop and sustain demand for our products by actively promoting them to electricians, building contractors, specifiers and end users, focusing on providing training, practical technical guides and business software applications and ensuring reliable and readily available product supplies.

Our Key Strengths

        We believe that we benefit from the following competitive strengths:

Leading global market positions

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks in buildings, with offices, production facilities and/or distribution subsidiaries in over 55 countries and sales to more than 160 national markets. By focusing on a "pure-play" strategy and developing and maintaining our strong brands, we have established a worldwide market presence and powerful local positions in a number of geographic markets for key product families. For example, in end-user power control, we believe that we offer the only product range that addresses all major standards in the world, and we estimate that we held approximately 18% of the world market in switches and sockets in 2001. Similarly, in cable management systems, we estimate that we held approximately 16% of the world market in 2001, while in audio and video entry phones, we estimate that we held approximately 20% of the European market in 2001. The strength of our global presence and our established local relationships with industry players enhance our ability to launch new products in existing markets, to respond quickly to changing local needs and to play a proactive role in the development of new products and value-added solutions across our geographic markets.

High and stable EBITDA margins

        We benefit from high and stable EBITDA margins. Our reported EBITDA margins for 2001 and the nine months ended September 30, 2002 were 20.3% and 21.0%, respectively, and, since 1991, our annual EBITDA margins have averaged 21.7% (with annual EBITDA margins ranging from 19.8% for the year ended December 31, 1991 to 23.2% for the year ended December 31, 1994). We attribute the relative stability of those EBITDA margins to the diversity of our geographic, product and end-user markets (which include both the new construction and the renovation markets).

Barriers to entry

        We believe our market positions benefit from significant barriers to entry. These include: (i) customer loyalty and preference for well-recognized brands, particularly those associated with reliability, quality and ease of installation and use; (ii) customer preference for a comprehensive range of products which can be easily integrated into systems and which helps reduce the cost, delay and risk involved in purchasing from multiple suppliers; (iii) differing local electrical standards, regulations, aesthetic preferences and installation features, which require new entrants to develop local market knowledge and establish relationships with numerous local wholesale distributors, architects, builders, electricians and end users; and (iv) technological expertise required to develop and enhance innovative products and solutions.

Strong brand recognition and product loyalty

        We have two key global brands, Legrand and BTicino, a multitude of leading local brands and numerous products which benefit from strong market positions. We believe that our brand and product loyalty are key strengths. We maintain and leverage brand recognition and product loyalty by employing our "push and pull" marketing strategy, maintaining close contact with electricians, building contractors and architects, and focusing on the quality, reliability and safety of our products and systems, together with the ease and speed of installation and maintenance. We believe that the strength of our brands and products has been a barrier to entry and has helped us to maintain leading market positions. It also facilitates new product launches and market initiatives in areas where we have less established market positions.

Extensive product range

        Our extensive product range of more than 130,000 catalog items enables us to offer (often in the form of integrated systems and solutions) a significant proportion of all products necessary to install low-voltage electrical installations and information network systems in buildings. This product breadth, in turn, enables our customers (electricians and building contractors) to avoid the additional cost, delay and risk which may be involved in purchasing from multiple suppliers. In addition, we are one of the few manufacturers that offers products adapted to most principal national markets, where variations in product installation methods, end-user preferences and regulatory requirements applicable to installation and functionality cause significant differences in products.

Technological leadership

        We commit significant resources to product research and development and have a proven track record of developing new and enhanced products with improved functionality and reliability. During our last five fiscal years, we have spent 4% to 5% of our net sales on research and development (4.4% for 2001 and 4.5% for the first three quarters of 2002) and dedicated close to one-third of our capital expenditure to support new products. In 2001, approximately 37% of our net sales were generated by products less than five years old, with sales of those products representing approximately 53% of our net sales in Spain, 41% of our net sales in Italy, 40% of our net sales in France, 25% of our net sales in each of Germany and the United States (excluding Ortronics which exclusively sells VDI products that generally evolve more quickly than our other products) and 19% of our net sales in the United Kingdom. We also have developed proprietary automated manufacturing processes (such as custom-designed molds, machine tools and automated assembly equipment) which help to reduce our operating costs and improve our profitability.

Strong and incentivized management

        The eleven members of Legrand's senior management responsible for day-to-day operations of Legrand have, on average, more than 20 years of experience in the low-voltage products and related industries. Our management team is led by François Grappotte, Chairman and Chief Executive Officer of Legrand, Olivier Bazil, Vice Chairman and Chief Operating Officer of Legrand, and Gilles Schnepp, Chief Operating Officer of Legrand, who have been with Legrand for 20, 30 and 14 years, respectively. They have a proven track record of managing organic growth as well as successfully completing and integrating acquisitions. In addition, together with the other members of the management team, they have a significant equity stake in our business following the Acquisition.

Strong sponsorship

        We expect to benefit from the expertise, relationships and investment experience of Kohlberg Kravis Roberts & Co. L.P. ("KKR") and Wendel Investissement ("Wendel").

        KKR is a leading investment firm with significant investment experience in the electrical products and related industries. Over the past 26 years, KKR has invested approximately $18 billion in over 100 acquisitions with a total value in excess of $100 billion. KKR's investments in related industries include Amphenol Corporation, a global designer, manufacturer and marketer of connectors, cable and interconnect systems and Zumtobel AG, a European manufacturer of lighting components, fittings and systems for the commercial, industrial, and public sector markets.

        Wendel, a Euronext Paris-listed investment company, was formed pursuant to a merger of Compagnie Générale d'Industrie et de Participations S.A. and Marine-Wendel S.A. Wendel has a market capitalization in excess of €1.4 billion as of January 15, 2003. Wendel's investments include Cap Gemini Ernst & Young, Valeo, Bureau Veritas, bioMerieux, Trader Classified Media, Oranje Nassau and Wheelabrator Allevard.

        The other equity investors in the Acquisition include WestLB AG, HSBC Private Equity Ltd., equity funds managed by affiliates of The Goldman Sachs Group Inc., the Verspieren and Decoster families (the founding families of Legrand) and certain members of the management of Legrand.

Our Strategy

        Our objective is to continue to achieve profitable revenue growth and improvements in operating efficiency. The key components of our strategy are as follows:

Continuously broaden and enhance our product range

        We maintain a firm commitment to new product development. Since 1996, we have undertaken a number of significant new product range launches, including the Galea, Creo, Tenara, Structura, Sagane, Living International and Light ranges of switches and sockets, the Lexic and BTdin ranges of circuit breakers, cabinets and enclosures, the DPX and Megatiker lines of molded case circuit breakers, the BTnet range of VDI products and the Sfera line of video house porters. In addition to launching new product ranges, we intend to regularly enhance our existing product ranges to offer improved quality and performance as well as new functionality, and to adapt existing products to evolving local standards and additional national markets.

        We also aim to capitalize on cross-selling opportunities. For example, we are seeking to increase our presence in the VDI and domotics markets, the latter of which comprises long-distance control systems for home appliances. Increasing sales of these systems would provide us with opportunities to sell not only control equipment, but also related equipment such as wire management products, switches and sockets, in integrated systems.

        We are also increasingly focused on developing new products that share the same platform or operating mechanism and can be easily adapted to local markets. For example, our Galea, Creo, Tenara and Structura switches and sockets are designed for use across the principal ten European countries influenced by German standards by sharing the same operating mechanisms but using different cover plates.

Continue to put marketing and customer service first

        Maintaining, expanding and leveraging our brand and product loyalty are central to our strategy. We intend to leverage brand loyalty in both established and less established markets to roll-out new products and market initiatives. We intend to do so by, among other things, providing training to electricians and building contractors locally and at our Innoval international training center in Limoges, France in programs designed to expand installers' expertise and to introduce new Legrand products and installation methods. We also will continue providing practical and detailed technical guides, including through on-line sites and business software applications. In addition, we generate loyalty among electricians and contractors by providing reliable product supplies.

Continue to achieve profitable revenue growth

        We intend to leverage our competitive advantages to continue to achieve profitable organic revenue growth within our existing geographic markets and to penetrate new geographic markets. We believe that both less-developed and developed regions of the world offer attractive revenue growth opportunities arising out of the installation of electrical equipment and information networks in new buildings, the upgrading of traditional applications and the introduction of new applications to increase safety, comfort and energy savings, and the ongoing development of communications technology. In addition to focusing on organic growth, we intend to continue to pursue selective acquisitions, with a focus on smaller complementary acquisitions, such as local manufacturers that give us access to new technologies, complementary product lines or geographic market opportunities or give rise to synergies with our existing operations.

Continue to improve operating efficiency

        We remain committed to improving our operating efficiency. For example, we aim to decrease the number of our product platforms in order to reduce manufacturing costs. Our goal is to establish product platforms which can be used to produce a number of different products which share common components. In addition, we aim to increase the percentage of raw materials we purchase at the group level from the current 40% to 60% of our total purchases. We intend to implement this strategy where we judge that cost savings can be achieved without loss of quality. As part of a company-wide organizational initiative that we launched in 2001, we also intend to increasingly implement a "make or buy" analysis on a group-wide basis, and will consider outsourcing production where we judge that cost savings can be achieved without losing key intellectual property expertise or quality. In addition, we will consider selectively relocating production activities to existing facilities located in countries with lower production costs, as we have done with relocations to Hungary and China.

Focus on de-leveraging

        One of our key priorities is to reduce our debt levels. To do so, we will aim to maximize our cash flows available for debt reduction through (i) management of capital expenditure in line with our capital exenditure goals described elsewhere in this document, (ii) an ongoing focus on management of our working capital and (iii) implementation of the initiatives to improve operating efficiency described above.

E.  RISK FACTORS RELATING TO OUR BUSINESS

Adverse economic conditions affecting the building sector might adversely affect us.

        Demand for our products is determined principally by the extent to which electricians and building contractors request our products from distributors, which in turn is primarily determined by the rate of construction of new residential, commercial and industrial buildings and the levels of activity relating to the renovation and maintenance of existing buildings. Activity levels in the construction, renovation and maintenance sectors are sensitive to changes in general economic conditions. Recent worldwide adverse economic conditions have had a negative impact on the construction industry and consequently on demand for products and systems for low-voltage electrical installations and information networks in buildings. As is customary for our business and our industry, we do not typically have a significant backlog of customer orders which would help us to accurately predict future demand for our products.

        Our profitability is particulary vulnerable to a downturn in sales volume due to our significant fixed cost base. Consequently, generalized or localized downturns in the economies in which we offer our products could have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, if worldwide adverse economic conditions continue and the effect of such downturn is more severe or longer in duration than generally expected, our ability to generate cash flows sufficient to reduce our debt, or, in certain circumstances, to service our debt, could be impaired.

Existing or future regulations and standards in the markets where we operate could adversely affect us.

        Our products, which are sold in more than 160 national markets, are subject to regulation in each of those markets, as well as to various supranational regulations. Those regulations include trade restrictions, tariffs, tax regimes and product safety standards. Changes to any of these regulations or standards and their applicability to our business could lead to lower sales and increased operating costs, which could result in lower profitability and earnings. For example, the application of existing or new trade restrictions or tariffs to our products could lead to a decline in our export sales, which in turn would cause us to record lower net sales.

        In addition, our products are subject to quality and safety controls and regulations, and are governed by both national and supranational standards, such as EU directives, and product norms and standards adopted by international organizations such as the European Committee for Electrotechnical Standardization and the International Electrotechnical Commission. The quality and safety standards to which we are subject may change or may be applied more stringently, and we may be required to ensure that our products comply with any such new, potentially more stringent, product norms and standards. To do so, we may be required to make capital expenditures or implement other measures.

        We cannot estimate reliably the amount and timing of all future expenditures related to complying with any of these regulations or standards, in part because of the difficulty in assessing the nature of regulations in jurisdictions in which we do not yet have material operations and future regulations in jurisdictions in which we presently have material operations. We cannot assure you that we have been or will be at all times in complete compliance with all such regulatory requirements or standards, that we will not incur material costs or liabilities in order to ensure compliance with such regulatory requirements in the future and that we will be able to fund any such future liabilities.

Intense competition may adversely affect our ability to sell our products and could reduce our market share.

        The market for our products is highly competitive in terms of pricing, product and service quality, new product development and introduction time. Our competitors range from highly specialized local small or medium-sized companies to divisions of large-scale conglomerates, such as Schneider, ABB Asea Brown Boveri Ltd., Siemens A.G., General Electric Company, Matsushita Group, Hubbell Inc., Thomas & Betts Corp., Eaton Corp., Gewiss SpA., and Cooper Industries, Inc., which may have superior financial and marketing resources compared to us due to their size. Competitors may be able to launch products with superior capabilities or at lower prices, to integrate products and systems, to secure long-term agreements with some of our customers or to acquire companies targeted for acquisition by us. We may lose business if we do not match the prices, technologies or quality offered by our competitors or if we do not take advantage of new business opportunities through acquisitions, which could lead to a decline in our sales or profitability. Furthermore, we must commit resources before launching a new or upgraded product line, which, if not as successful as expected, might not generate anticipated sales despite the expenses incurred.

        In particular, large-scale competitors may be better positioned to develop superior product features and technological innovations or to exploit the market trend toward combining traditional lighting equipment with computerized systems that operate applications such as light, ventilation, heating, air conditioning or alarms or other security systems. These competitors may be better able to fund investment in product development in order to offer high technology electrical equipment and we may be required to obtain financing on disadvantageous terms to fund the required investments in order to compete with the new products launched by these competitors. In addition, as the market for our products evolves towards combined packages of traditional lighting equipment and computerized systems, increased competition from new entrants may lead to a decline in our sales, a loss of market share or an increase in our costs, such as sales and marketing expenses and research and development costs.

        Any increase in competition in our markets, or any activities by our competitors, including the activities mentioned above and others, could lead to a decline in our sales and/or an increase in our costs, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Pricing pressures in our main markets may adversely affect us.

        We typically manufacture products close to or within the market in which they are sold. As a consequence, we realize approximately 85% of our net sales through subsidiaries located in Western European countries and, to a lesser extent, in the United States and Canada. Production costs in those countries are generally higher, in particular labor costs and costs of real estate, compared to production costs in other economies. Consequently, in markets where demand is driven more by price than end-user appeal or product features, imports of lower-cost products manufactured in other countries and sold at lower prices, including counterfeited products, may lead to decreases in our market share, or decrease the average selling price of our products, or both.

        For example, in the United Kingdom, where we generated three percent of our net sales in 2001, we believe that the market for products and systems for low-voltage electrical installations and information networks in buildings has become relatively commoditized, with competition based on price rather than product features or end-user appeal. As a result, a significant proportion of the switches and sockets sold in the United Kingdom is now manufactured in China, where producers can manufacture products at significantly lower production costs. If other geographic markets experience similar trends, we would be at a competitive disadvantage.

        To a lesser extent, our profitability in countries where our products benefit from relatively higher gross margins could also be adversely affected by imports from neighboring countries with the same product standards but in which the same or similar products are sold at lower prices.

        These factors may cause our sales to decline, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may be adversely affected by increases in our cost of production materials.

        Approximately €910 million of our cost of goods sold in 2001 (out of a total of €1,748 million) related to production materials. Production materials are divided into raw materials (including mainly plastics and metals), which accounted for approximately €400 million of purchases in 2001, and other types of production materials, such as parts, components and semi-finished and finished products, which accounted for approximately €510 million of purchases in 2001. Increases in our cost of production materials may not necessarily be passed on to our customers through price increases. Our costs could increase without an equivalent increase in sales, which in turn could affect our profitability and cash flows.

We may incur environmental liability and capital costs in connection with our past, present and future operations.

        Our activities, like those of similar companies, are subject to extensive and increasingly stringent environmental laws and regulations in each jurisdiction where we operate. These laws and regulations impose increasingly stringent environmental obligations regarding, among other things, air emissions, asbestos, noise, the protection of employee health and safety, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination.

        We may be required to pay potentially significant fines or damages as a result of past, present or future violations of applicable environmental laws and regulations even if these violations occurred prior to the acquisition of companies or operations by us. Courts or regulatory authorities may also require, and third parties may seek to require, us to undertake investigations, remedial activities or both regarding either current or historical contamination at current facilities, former facilities or offsite disposal facilities. Courts or regulatory authorities may also require, and third parties may seek to require, us to curtail operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. We could also become subject to claims for personal injury, property damage or violations of environmental law. Any of these actions may harm our reputation and adversely affect our financial condition, results of operations and cash flows. We have made and will continue to make capital and other expenditures to comply with applicable environmental laws as they continue to change. If we are unable to recover these expenditures through higher prices, our profitability or cash flows could decline.

        Moreover, regulatory authorities could suspend our operations if we fail to comply with relevant regulations, and may not renew the permits or authorizations we require to operate. They also could mandate upgrades or changes to our manufacturing facilities that could result in significant costs to us.

We may incur liability and cost in connection with potential claims relating to asbestos.

        In the second half of 2001, approximately 180 current and former employees of BTicino, our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement. Although the early retirement payments would be payable by the Italian social security agency, we cannot assure you that the Italian social security agency will not seek a contribution from us for all or a portion of the payments. Further, should the employees be successful in their claim for early retirement payments, they could commence personal injury claims relating to damages they could allege to have suffered. Should the employees proceed with such claims, we could incur significant costs defending against such claims and could be required to pay potentially significant damage awards. Our potential exposure in Italy would depend, among other things, on the type and scope of asbestos damage claims. As a result, we cannot estimate our potential exposure with respect to asbestos claims, and there can be no assurance that such claims will not, individually or in the aggregate, have a material adverse effect on our business, financial condition and cash flows.

Diverse political, legal, economic and other factors affecting the markets in which we operate could adversely affect us.

        We have production and/or distribution subsidiaries and offices in over 55 countries. We sell our products in more than 160 national markets. As a consequence, our business is subject to risks related to differing political, legal, regulatory and economic conditions and regulations. These risks include, among others:

  •
  fluctuations in currency exchange rates (including the dollar/euro exchange rate) and currency devaluations;

  •
  restrictions on the repatriation of capital;

  •
  differences and unexpected changes in regulatory environments, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

  •
  the introduction or application of more stringent product norms and standards and associated costs;

  •
  varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by our subsidiaries and joint ventures;

  •
  exposure to different legal standards and enforcement mechanisms and the associated cost of compliance therewith;

  •
  difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

  •
  tariffs, duties, export controls and other trade barriers;

  •
  longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

  •
  limited legal protection and enforcement of intellectual property rights;

  •
  insufficient provisions for retirement obligations;

  •
  recessionary trends, inflation and instability of the financial markets;

  •
  higher interest rates; and

  •
  political instability and the possibility of wars.

        We cannot assure you that we will be able to develop and implement systems, policies and practices to effectively insure against or manage these risks or that we will be able to ensure compliance with all the applicable regulations without incurring additional costs. If we are not able to do so, our business, financial condition, results of operations and cash flows could be adversely affected.

Unfavorable currency exchange rate and interest rate fluctuations could adversely affect us.

Foreign exchange

        We have foreign currency denominated assets, liabilities, revenues and costs. To prepare our consolidated financial statements we must translate those assets, liabilities, revenues and expenses into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus these other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period.

        In addition, to the extent that we incur expenses that are not denominated in the same currency as related revenues, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Whenever we believe it appropriate, we seek to achieve natural hedges by matching funding costs to operating revenues in each of the major currencies in which we operate. However, these activities are not always sufficient to protect us against the consequences of a significant fluctuation in exchange rates on our results of operations and cash flows.

Interest rates

        We are exposed to risks associated with the effect of changing interest rates. We manage this risk by using a combination of fixed and variable rate debt and through hedging arrangements. Changes in interest rates could result in gains and losses related to our derivative arrangements and could significantly affect our future results of operations.

        Additional risks arising out of our use of derivative instruments include the risk that a counterparty to a derivative arrangement could default on its obligations, that a counterparty could terminate the arrangement for cause, that we could be required to post cash-collateral to cover liabilities arising from interest rate movements and that we may have to pay costs, such as transaction fees or breakage costs, if we terminate an arrangement.

        The swap agreements related to the TSDIs and the Yankee bonds provide that the swap counterparty may demand that Legrand post collateral equal to Legrand's net liability under the relevant swap determined on a mark-to-market basis pursuant to the terms of the relevant collateral arrangements.

        Legrand has restricted cash of €150 million, of which €76 million has been posted as collateral under the TSDI derivative arrangements and pledged to the swap counterparty. The remaining €74 million is on deposit in an account pursuant to the terms of the Senior Credit Agreement to fund obligations in relation to the TSDIs and related swap arrangements. It is possible that we may be required to provide additional cash collateral in excess of amounts on deposit. We may not have sufficient funds available from other sources to satisfy those cash collateralization obligations.

        Failure to comply with cash collateralization obligations would result in a default under either the TSDI related swap arrangements or the Yankee bond swap arrangements, as applicable, and would cause a cross-default under the Senior Credit Agreement.

Our products could contain defects, fail to operate properly or cause harm to persons and property, which could have an adverse effect on us.

        Regardless of testing, our products might not operate properly or might contain errors and defects, particularly when the first products of a new range or enhanced products are introduced. Such errors and defects could cause injury to persons and/or damage to property and equipment. These accidents could result in claims, loss of revenues, warranty costs, costs associated with product recalls, litigation, delay in market acceptance or harm to our reputation for safety and quality. We cannot guarantee that we will not face material product liability claims or product recalls in the future, or that we will be able to successfully dispose of any such claims or effect any such product recalls within acceptable costs. Moreover, a material product liability claim or product recall, even if successfully concluded at nominal cost, could have a material adverse effect on our reputation for safety and quality. Any successful product liability claims or product recalls could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to protect our intellectual property against competitors or to maintain its value.

        Our future success depends to an extent on the development and maintenance of our intellectual property rights, particularly our Legrand and BTicino names. Third parties may infringe our intellectual property rights, and we may expend significant resources monitoring, protecting and enforcing our rights. If we fail to protect or enforce our intellectual property rights, our competitive position could suffer, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

        Furthermore, we cannot assure you that our activities will not infringe on the proprietary rights of third parties. If we were to infringe the proprietary rights of third parties, we could be subject to claims for damages and could be prevented from using the contested intellectual property.

We may be adversely affected by our reliance on our two largest distributors.

        We derive a significant portion of our revenues from sales to our two largest distributors—Sonepar and Rexel. Our sales to each of Sonepar and Rexel represented approximately 15%, 15% and 13% of our net sales during the fiscal years 1999, 2000 and 2001, respectively.

        We, like our competitors, enter into short-term agreements with our distributors. As a result, our customers have no long-term contractual obligation to purchase our products. However, we have built a relationship with each of Sonepar and Rexel over more than forty years. We believe that any risk associated with dependency upon them should be mitigated by the mutually beneficial nature of our relationships and by our strong brand and product loyalty (which we believe should lead contractors and end users to seek our products through other distribution channels if our relationship with either of Sonepar or Rexel were to cease). Due to the nature of our relationship with these distributors, we often have significant receivables outstanding from Sonepar and Rexel which we might not be able to recover were either of them to become bankrupt or insolvent. We cannot guarantee that we will continue to maintain our relationship with Sonepar and Rexel or that in the event that these relationships were terminated, contractors and end-users would continue to purchase our products through alternative distribution channels. The loss of our relationship with Sonepar and/or Rexel could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The loss of key personnel would have an adverse effect on us.

        Our continued success is dependent on the ongoing services of our executive officers and other key employees and our ability to continue to attract, motivate and retain highly qualified personnel. In particular, our ability to effectively integrate businesses that we acquire will depend on our ability to retain key officers and employees, including those of recently acquired businesses. The loss of the services of these individuals could adversely affect our ability to retain key customers, to continue to develop important product improvements or to implement our strategies. This could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our acquisition strategy may not be successful.

        Our growth strategy relies in part on the acquisition of local manufacturers that provide new technologies, new product lines, access to new markets and/or synergies with our existing operations. We may not successfully identify appropriate candidates, consummate transactions on terms satisfactory to us, integrating acquired businesses, technologies or products, effectively managing newly acquired operations or realizing cost savings anticipated in connection with the transactions. Furthermore, we may be unable to arrange financing for acquired businesses (including acquisition financing) on favorable terms and we may elect to fund acquisitions with cash otherwise allocated for other uses in our existing operations. We also may experience problems in integrating acquired businesses, including possible inconsistencies in systems and procedures (including accounting systems and controls), policies and business cultures, the diversion of management attention from day-to-day business, the departure of key employees and the assumption of liabilities, such as environmental liabilities. Any of the foregoing could have a significant negative impact on our business, financial condition, results of operations and cash flows.

We may face difficulties managing our inventory.

        In order to simplify management of our increasing number of products, we have implemented a number of inventory management initiatives and have increased the number of standardized components used in our products. Our future efforts to de-leverage will depend, in part, on our continuing ability to implement improvements in management of working capital, including inventory reduction programs. If our inventory management initiatives are unsuccessful, we might face unavailability of products, a deterioration in the quality of our customer service or increases in the cost of maintaining and carrying inventory. Failure to successfully manage our inventory would have an adverse effect on our business, financial condition, results of operation and cash flows.

We are subject to stringent labor and employment laws in certain jurisdictions in which we operate.

        Labor and employment laws are relatively stringent in certain jurisdictions where we operate and, in some cases, grant significant job protection to certain employees and temporary employees, including rights on termination of employment. In certain countries where we operate our employees are members of unions or are represented by a works' council where required by law. We may be required to consult and seek the consent or advice of the representatives of these unions and/or respective works' councils. These regulations and laws coupled with the need to consult with the relevant unions or works' councils could have a significant impact on our operations.

We may have unfunded liabilities with respect to our pension plans and other post-retirement benefits.

        We have obligations to our employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate. In France, retirement indemnities arise pursuant to labor agreements, internal conventions and applicable local law requirements. As of September 30, 2002, French retirement indemnities and the pensions to be paid to the French members of our senior management responsible for day-to-day operations pursuant to specific employment agreements which are neither funded nor covered by insurance policies amounted to approximately €18 million. Pursuant to the relevant provisions of French law, there is no legal requirement to maintain assets to fund these liabilities. Although we believe that we maintain insurance coverage sufficient and customary for businesses that are similar to ours, there can be no assurances that we will continue to maintain this insurance policy in the future or that the insurance policy will be sufficient to cover our retirement and end of contract obligations and indemnities in the future.

        In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans, and other employee benefit plans. As of September 30, 2002, such liabilities, including those related to post-retirement benefits other than pensions, were underfunded by approximately €30 million in the aggregate determined on an ongoing, rather than a termination basis. Although we do not intend at this time to terminate any of these pension plans or schemes, in the event they were to be terminated the liabilities associated therewith would be significantly higher. With respect to the pension plans or schemes which we are not required by applicable law to fund, such liabilities will be satisfied from our general assets and cash flow.

        In Italy, pension plans and post-retirement benefit liabilities arise pursuant to national collective bargaining agreements. As of September 30, 2002, retirement and end of contract indemnities in Italy, which were fully provided for, had an aggregate value of €43 million.

        In countries other than France, the United States, the United Kingdom and Italy, retirement and end of contract indemnities arise pursuant to applicable local law requirements and various pension arrangements, and are in the aggregate equal to €23 million as of September 30, 2002.

        If the amounts under our end of contract indemnities and post-retirement benefits were to become due and payable and the insurance and annuity contracts and other plan assets that we have entered into with respect to these liabilities, to the extent that such contracts or such other plan assets have been entered into, were not sufficient to cover such liabilities, we could be required to make significant payments with respect to such end of contract indemnities and post-retirement benefits to our employees. Any such payments could have an adverse effect on our business, financial condition, results of operations and cash flows.

Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

        We are exposed to the risk of strikes and other industrial actions. Although we believe that our relations with our employees are good, we have experienced in the past minor labor disturbances and we cannot assure you that we will not experience industrial action, strikes or work stoppages in the future. Any such action could disrupt our operations, possibly for a significant period of time, result in increased wages and benefits become payable or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our operating and holding companies may be liable for the repayment of the debts of their subsidiaries.

        We operate our business through a series of holding and operating companies world-wide. We seek to organize our subsidiaries in corporate forms that are tax-efficient and otherwise facilitate the efficient management of our operations. Certain of our subsidiaries are organized in such a way that their parent companies and holding companies may be liable for the liabilities of these subsidiaries. In some of these jurisdictions, a court order commencing proceedings against such a subsidiary may extend to the parent or holding company of the subsidiary, in some cases automatically. For example, one of our material French subsidiaries, Legrand SNC, is a wholly-owned subsidiary of Legrand and is a société en nom collectif ("SNC"). An SNC is a legal entity consisting of two or more partners (individuals or legal entities) where each partner is personally jointly and severally liable for the liabilities of the entity. In the event that Legrand SNC becomes unable to pay its debts out of its available assets, the court order commencing bankruptcy proceedings against Legrand SNC would automatically extend to Legrand, potentially enabling the creditors of Legrand SNC to be paid out of the assets of Legrand. Similar insolvency laws apply to our primary Italian subsidiary, BTicino SpA.

Changes to tax laws could affect our results of operations and cashflows.

        Changes in the effective tax rate applicable to our subsidiaries resulting either from changes in tax laws applicable to our operations, or future acquisitions and/or restructurings that impact the tax treatment of our group, could have a negative impact on our results of operations or cash flows. The French tax authorities discussed last year potential significant changes to existing tax rules, which would preclude the deduction of all or part of the interest charges incurred under debt to finance the acquisition of shares of other companies. The changes were however not enacted in the Finance Act for 2003 published on December 30, 2002, and there has been no further indication as to if and when the French tax authorities may seek to have such changes enacted. It also cannot be ascertained with certainty whether any of these changes would apply to the Acquisition.

F.  SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following table sets out selected historical consolidated financial information for Legrand. The selected historical financial data as of December 31, 1999, 2000 and 2001 and for each of the years then ended have been derived from the audited consolidated financial statements of Legrand. The selected historical financial data as of December 31, 1997 and 1998 and for each of the years then ended have been derived from the audited consolidated financial statements of Legrand for the respective periods, which are not included herein. The selected historical financial data as of September 30, 2001 and 2002 and for each of the nine-month periods then ended have been derived from the unaudited consolidated financial statements of Legrand. In the opinion of management, the unaudited consolidated financial statements of Legrand have been prepared on a basis consistent with the audited consolidated financial statements of Legrand and include all adjustments, consisting of only normal recurring accruals, which management considers necessary for the fair presentation of Legrand's consolidated results of operations and cash flows for the nine-months ended September 30, 2001 and 2002. The consolidated results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

        Legrand prepares its consolidated financial statements in accordance with French GAAP, which differ in certain significant respects from US GAAP. See note 28 to the audited consolidated financial statements of Legrand and the notes to the unaudited consolidated financial statements of Legrand for a description of the principal differences between French GAAP and US GAAP as they relate to Legrand, and a reconciliation of net income and shareholders' equity for the periods and as of the dates therein indicated.

        Legrand's consolidated financial statements and selected historical consolidated financial information are reported in euro. Legrand's consolidated financial statements for periods prior to January 1, 2001 were originally prepared in French francs prior to their conversion into euro. These French franc amounts have been converted into euro at the official conversion rate set on January 1, 1999 of Fr 6.55957 = €1.00. The comparative financial statements reported in euro as of and for the years ended December 31, 1999 and 2000 depict the same trends as would have been presented if Legrand had continued to present financial statements in French francs. Comparative financial information for periods prior to January 1, 1999 are not comparable to the financial statements of other companies reporting in euro and that restated amounts from a different currency than the French franc, and do not depict the same trends as would have been presented had Legrand used the euro as its functional currency for periods prior to January 1, 1999. The use of this official conversion rate mentioned above, does not take into account the fact that the value of the French franc may have been different before January 1, 1999.

        The selected historical consolidated financial information should be read in conjunction with the "Operating and Financial Review and Prospects" and the historical audited consolidated financial statements and unaudited consolidated financial statements of Legrand.

	Year ended December 31,					Nine months ended September 30,
	1997	1998	1999	2000	2001	2001	2002
	(€ in millions)
Consolidated Statement of Income Data
French GAAP
Net sales	1,985	2,177	2,300	2,799	3,096	2,332	2,256
Cost of goods sold	(1,123)	(1,205)	(1,265)	(1,539)	(1,748)	(1,300)	(1,244)
Administrative and selling expenses	(442)	(503)	(558)	(677)	(775)	(586)	(577)
Research and development expenses	(94)	(102)	(110)	(123)	(136)	(98)	(102)
Other operating income (expenses)	—	2	17	(2)	—	(3)	(4)
Amortization of goodwill	(13)	(18)	(17)	(29)	(47)	(35)	(46)
Operating income	313	351	367	429	390	310	283
Interest income (expense)	(30)	(30)	(27)	(64)	(92)	(69)	(42)
Expenses related to the takeover bid for shares(1)	—	—	—	—	(18)	(19)	(2)
Net income attributable to Legrand	162	193	204	235	176	150	159
US GAAP
Net sales	1,959	2,151	2,275	2,768	3,057	2,303	2,227
Cost of goods sold	(1,121)	(1,203)	(1,263)	(1,537)	(1,749)	(1,298)	(1,253)
Administrative and selling expenses	(442)	(503)	(558)	(677)	(775)	(586)	(579)
Research and development expenses	(94)	(102)	(110)	(123)	(136)	(98)	(102)
Other operating income (expenses)(2)	3	8	12	4	(13)	(23)	5
Amortization/impairment of goodwill	(13)	(18)	(17)	(29)	(47)	(35)	(13)
Operating income	284	333	339	406	337	263	285
Net income attributable to Legrand	153	185	196	225	144	115	159
Consolidated Balance Sheet Data (as of end of period)
French GAAP
Cash and cash equivalents	335	211	304	380	531	463	398
Marketable securities	630	654	612	569	603	585	367
Working capital(3)	1,022	953	996	546	440	449	615
Total assets	2,985	3,092	3,370	4,819	5,270	5,160	4,499
Total debt(4)	1,250	1,223	1,283	2,480	2,526	2,535	1,849
Total liabilities	1,933	1,969	2,109	3,425	3,483	3,397	2,725
Capital stock	42	42	54	53	56	56	56
Total shareholders' equity	1,040	1,113	1,254	1,385	1,777	1,754	1,764
US GAAP
Cash and cash equivalents	335	211	304	380	531	463	398
Marketable securities	630	654	612	515	815	832	517
Working capital(3)	1,022	953	999	495	657	704	776
Total assets	3,415	3,551	3,911	5,373	5,952	5,859	5,302
Total debt(4)	1,565	1,562	1,647	2,877	2,962	3,078	2,474
Total liabilities	2,539	2,608	2,629	3,968	4,165	4,083	3,509
Capital stock	42	42	54	53	56	56	56
Total shareholders' equity	1,081	1,142	1,275	1,396	1,777	1,767	1,783

	Year ended December 31,					Nine months ended September 30,
	1997	1998	1999	2000	2001	2001	2002
	(€ in millions, except ratios)
Other Consolidated Financial Data
French GAAP
Depreciation and amortization	(142)	(149)	(158)	(194)	(240)	(176)	(191)
EBITDA(5)	455	500	525	623	630	486	474
Net cash provided from operating activities	298	295	342	244	407	240	343
Net cash provided by (used in) investing activities	(281)	(334)	(170)	(1,061)	(181)	(125)	234
Net cash provided by (used in) financing activities	70	(79)	(80)	892	(74)	(21)	(680)
Ratio of earnings to fixed charges(5)	3.23	3.69	4.03	3.23	2.21	2.57	2.37
Capital expenditures	(151)	(191)	(213)	(234)	(189)	(141)	(111)
US GAAP
Depreciation and amortization	(142)	(149)	(158)	(194)	(243)	(180)	(158)
EBITDA(6)	434	482	497	600	580	443	443
Ratio of earnings to fixed charges(7)	4.00	4.47	5.06	3.75	2.40	3.16	2.69

(1)
Represents one-time expenses associated with the public takeover bid for Legrand by Schneider. These are expenses are comprised primarily of fees and bank costs associated directly with the takeover bid. Please refer to notes 17 and 26, respectively, of the audited and unaudited consolidated financial statements of Legrand. For US GAAP purposes, these expenses were reclassified to "Other operating expenses."

(2)
Includes historical one-time expenses associated with the public takeover bid for Legrand by Schneider. See note (1) above.

(3)
Working capital is calculated as current assets less current liabilities.

(4)
Total debt is calculated as the sum of short-term borrowings, long-term borrowings and subordinated securities (TSDIs).

(5)
For the purposes of computing the French GAAP ratio of earnings to fixed charges, (i) earnings consist of French GAAP income before taxes, minority interests and equity in earnings of investees, plus equity in earnings of investees and fixed charges, less capitalized interest, and (ii) fixed charges consist of total French GAAP interest costs (whether expensed or capitalized), including discounts provided to customers, plus interest expense of equity investees and interest included in rental expenses.

(6)
EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under GAAP. We believe that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non operating factors (such as historical cost). Accordingly, this information has been disclosed in this document to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(7)
For purposes of computing the US GAAP ratio of earnings to fixed charges, (i) earnings consist of US GAAP income before taxes, minority interests and equity in earnings of investees plus distributed income of equity investees, fixed charges and amortization of capitalized interest, less capitalized interest, and (ii) fixed charges consist of total US GAAP interest costs (whether expensed or capitalized) plus interest included in rental expenses.

G.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Since January 1, 2001, we have prepared and published our financial statements in euro. The consolidated financial statements for 1999 and 2000 were originally prepared in French francs, and have subsequently been converted into euro. The French franc amounts were converted into euro at the official exchange rate set on January 1, 1999 of Fr 6.55957 = €1.00. Percentage changes between items in 1999 and 2000 discussed in this document may not correspond precisely to the percentage changes between such items prior to their conversion into euro due to the rounding adjustments occurring on conversion.

        The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and unaudited consolidated financial statements, prepared in conformity with French GAAP. Unless otherwise indicated, all amounts in this discussion and analysis are presented on a French GAAP basis. French GAAP differs in certain significant respects from US GAAP. Refer to note 28 to our audited consolidated financial statements and note 27 to our unaudited consolidated financial statements for a description of the principal differences between French GAAP and US GAAP as they relate to us, and a reconciliation of net income and shareholders' equity for the periods and as of the dates therein indicated.

Overview

Operating Results

Introduction

        Our management analyzes our financial condition and results of operations on the basis of five geographic, segments, based on region of production and not on where we sell our products. They are:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        For most purposes, we organize our management structure and internal controls on the basis of our geographic segments or national markets, rather than by product type or class, because local economic conditions are the principal factors affecting our sales and market performance.

        For information about our major subsidiaries located in these segments, see the list of principal consolidated subsidiaries in the introduction to the notes to our unaudited consolidated financial statements.

        For information on the impact of fluctuations in exchange rates on our consolidated results, see "—Variations in Exchange Rates" below.

        The table below shows a breakdown of our net sales and operating income by segment in 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002:

	Year ended December 31,						Nine months ended September 30,
	1999		2000		2001		2001		2002
	€	%	€	%	€	%	€	%	€	%
	(€ in millions, except percentages)
Net sales by subsidiaries located in:
France	894	38.9	927	33.1	942	30.4	701	30.1	687	30.5
Italy	497	21.6	550	19.7	563	18.2	427	18.3	435	19.3
Rest of Europe(1)	375	16.3	439	15.7	509	16.4	378	16.2	375	16.6
United States and Canada	324	14.1	589	21.0	743	24.0	573	24.6	513	22.7
Rest of the World(2)	210	9.1	294	10.5	339	11.0	253	10.8	246	10.9

Total	2,300	100.0	2,799	100.0	3,096	100.0	2,332	100.0	2,256	100.0

Operating income of subsidiaries located in:
France	171	46.6	182	42.4	155	39.7	124	40.0	117	41.3
Italy	112	30.5	118	27.5	115	29.5	89	28.7	85	30.0
Rest of Europe(1)	15	4.1	21	4.9	26	6.7	18	5.8	10	3.5
United States and Canada	23	6.3	39	9.1	15	3.8	17	5.5	17	6.0
Rest of the World(2)	46	12.5	69	16.1	79	20.3	62	20.0	54	19.2

Total	367	100.0	429	100.0	390	100.0	310	100.0	283	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        In order to provide investors with information on where we sell our products, the table below shows our consolidated net sales by destination in 1999, 2000, 2001 and the nine months ended September 30, 2001 and 2002. Sales by destination means all sales made to third parties by us in a given geographic market:

	Year ended December 31,						Nine months ended September 30,
	1999		2000		2001		2001		2002
	€	%	€	%	€	%	€	%	€	%
	(€ in millions, except percentages)
Net sales to customers located in:
France	795	34.6	823	29.4	815	26.3	610	26.2	598	26.5
Italy	484	21.0	539	19.2	556	18.0	421	18.1	429	19.0
Rest of Europe(1)	391	17.0	453	16.2	528	17.1	392	16.8	385	17.1
United States and Canada	313	13.6	573	20.5	729	23.5	563	24.1	504	22.3
Rest of the World(2)	317	13.8	411	14.7	468	15.1	346	14.8	340	15.1

Total	2,300	100.0	2,799	100.0	3,096	100.0	2,332	100.0	2,256	100.0

(1)
Including principally Belgium Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Factors that Affect our Results of Operations

        Net Sales.    Our net sales consist of sales less quantity discounts and rebates granted to customers. Cash discounts for prompt payment are not deducted from net sales, but are accounted for as expenses under "Other revenues (expenses)." Net sales by segment include sales of products that are exported from the segment's geographic area, but exclude all intra-group sales.

        Our various national and regional markets have different demand trends, principally as a result of local economic conditions and local living standards, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. We estimate that approximately 60% of our consolidated sales are generated from the renovation market, which we believe limits our exposure to the more cyclical nature of the new construction market.

        Changes in our consolidated net sales reflect five principal factors:

  (i)
  changes in sales volume (i.e., the number of units of each product sold in each period);

  (ii)
  the "mix" of products sold, including the proportion of new or upgraded products with higher prices;

  (iii)
  changes in product sales prices (including quantity discounts and rebates, but excluding cash discounts for prompt payment, as described above);

  (iv)
  fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

  (v)
  changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals.

        Consistent with our policy of decentralized management, each subsidiary sets the price of its products based on its costs and local market conditions with the local inflation rate being a key benchmark. Over the past three years, overall increases in average sales prices for our products have been slightly lower than the corresponding overall increases in inflation rates.

        Net sales are also affected by the introduction of higher value-added products within an existing product line. For instance, the sales prices for the Sagane product line range from approximately €6 for the basic Opalis switch, to approximately €22 for Xelio, the same basic switch with a choice of attractive finishing plates, approximately €37 for a dimmer, approximately €45 to €55 for an infrared detector switch and approximately €100 for a remote control switch. As users of a product line become accustomed to more sophisticated functions, our product mix is enhanced and net sales increase.

        Since December 31, 1999, changes in net sales recorded by us have been driven primarily by moderate increases and limited declines in demand in accordance with local economic conditions in our markets, as well as by changes in the scope of consolidation, particularly due to the acquisition of Wiremold in 2000.

        Cost of Goods Sold.    Cost of goods sold consists principally of the following:

  •
  Costs of materials used in production. Approximately one-half of the cost of production materials relate to components and semi-finished goods and the other half to raw materials. We purchase locally most of the materials used in production, and as a result the prices of these materials are generally determined by local market conditions. However, we aim to increase the percentage of production materials we purchase at group-level from the current 40% to 60% in order to benefit from economies of scale and enhanced purchasing power. Costs of production materials typically account for approximately 50% of cost of goods sold.

  •
  Salary costs and payroll charges for employees involved in manufacturing. These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Salaries and payroll charges typically account for approximately 30% of cost of goods sold.

  •
  The remaining cost of goods sold consists of:

  —
  depreciation of fixed assets, which have steadily increased over the past three years due to our capital expenditures;

  —
  outsourcing or subcontracting costs relating to services used by us on an occasional basis during periods of excess demand; and

  —
  other general manufacturing expenses, such as expenses for energy consumption.

        The main factors that influence cost of goods sold as a percentage of net sales include:

  (i)
  production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

  (ii)
  the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management and the coordination of purchasing within each subsidiary and at the group level; and

  (iii)
  product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

        Since December 31, 1999, changes in cost of goods sold have been driven primarily by variations in sales volumes, changes in the scope of consolidation, particularly as a result of the acquisition of the Wiremold group, and changes in the average market prices of production materials.

        Administrative and Selling Expenses.    Our administrative and selling expenses consist principally of the following:

  •
  salary costs and payroll charges for sales personnel and administrative staff, which typically account for almost one-half of our administrative and selling expenses. Aggregate expenses relating to our sales personnel may increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

  •
  expenses related to the use and maintenance of administrative offices;

  •
  other administrative expenses, including expenses relating to logistics and information systems;

  •
  general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts; and

  •
  other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications.

        Since December 31, 1999, changes in administrative and selling expenses resulted primarily from changes in the scope of consolidation, particularly due to the acquisition of Wiremold, increases in advertising expenses to promote new, higher value-added products, particularly in France and Italy, and the opening of a new logistics center in the Paris region.

        Operating Income.    Our operating income consists of net sales, less cost of goods sold, administrative and selling expenses and other operating expenses. Other operating expenses include, principally, amortization of goodwill, as well as research and development costs and employee profit sharing expenses. Operating income does not include our interest income (expense) (described below).

        In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France, Italy and the Rest of the World segments, where we have well-established market positions, operating income as a percentage of net sales is higher than in segments where our market position is less developed.

        In response to the economic downturn that began at the end of 2000 in the United States and Canada and, to a lesser extent, in a number of other countries, we implemented during 2001 a series of cost reduction measures (mainly plant closures and headcount reductions) in the United States, South America, the United Kingdom, Poland, Austria and Turkey to limit operating expenses. The expenses incurred in connection with the implementation of these measures were not significant.

        Since December 31, 1999, changes in operating income resulted primarily from the divergence between variations in cost of goods sold and administrative and selling expenses and variations in net sales over the same period, as well as from changes in the scope of consolidation, particularly due to the acquisition of the Wiremold group, which had lower operating margins than ours prior to the acquisition of the Wiremold group.

        Net Interest Expense.    Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expense, including interest paid on the TSDIs. See "—Liquidity and Capital Resources" below.

        Changes in the Scope of Consolidation.    Consistent with our strategy of pursuing profitable revenue growth, in part through selective acquisitions of companies with high-quality products and existing market positions, we have made several acquisitions during the last three years.

        Our general policy is to consolidate or deconsolidate acquired or disposed companies and divisions on their date of acquisition or disposal in accordance with generally accepted accounting principles. However, when the consolidation or deconsolidation is not expected to have a material impact on our income or assets, we may, for reasons of practicality, consolidate or deconsolidate the acquired company or division on the first day of the fiscal year following the year during which the company or division has been acquired or disposed.

        The acquisition on July 31, 2000 of the Wiremold group, which was consolidated from August 1, 2000, contributed consolidated net sales amounting to €212 million in the last five months of 2000 and €410 million in 2001. See note 25 to our audited consolidated financial statements for unaudited pro forma information for 2000 that presents our consolidated results, assets and liabilities as if the Wiremold acquisition had occurred on January 1, 2000. Other acquisitions contributed consolidated net sales of €44 million in 1999, €67 million in 2000 and €93 million in 2001.

  Excluding the Effect of Acquisitions

        In the discussion below, we sometimes refer to net sales or changes in net sales "excluding the effects of acquisitions." We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. Measures described as "excluding the effects of acquisitions" are computed as follows:

  Companies Acquired during the Current Period

        Where companies are acquired during the current period, the net sales of the acquired company are reflected in our consolidated statement of income for only the portion of the current period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity.

  Companies Acquired during a Prior Period

        Where companies were acquired during the prior period, the net sales of the acquired company are reflected in our consolidated statement of income for the entirety of the current period but only for the portion of the prior period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period during which we did not consolidate the entity.

Additional factors that will affect our future results of operations

        The Acquisition, the application of purchase accounting adjustments related thereto, and the related transactions will affect our future results of operations. In particular:

  •
  the substantial indebtedness that we incurred to finance the transactions (and the increased interest rate associated with that indebtedness) will increase our interest expense significantly;

  •
  purchase accounting adjustments related to in-process research and development ("IPR&D") and inventory will result in material, non-recurring charges of €95 million and €228 million, respectively, in the period following the acquisition. The non-recurring charge related to IPR&D will be reflected in our income statement for the period immediately following the Acquisition. The non-recurring charge related to inventory will be reflected in our income statement, net of the related income tax benefit, as the inventory on hand at the acquisition date is sold to customers. We expect that the impact of the purchase accounting adjustment related to inventory will be reflected in our income statement within the first six months following closing of the acquisition;

  •
  the reduction in the amount of the TSDIs reflected on our balance sheet arising as a consequence of purchase accounting will increase our interest expense associated with the TSDIs (although the change will have no cash impact);

  •
  the significant intangible assets that we record in connection with the Acquisition will increase our amortization expense; and

  •
  the conclusion of the Schneider divestiture will allow us to refocus new product development (returning research and development costs and capital expenditures to more normalized historical rates).

Recent Developments

        As of the date of this document, we do not have consolidated financial information of Legrand for the year ended December 31, 2002. However, for the year ended December 31, 2002, Legrand's net sales were €2,970 million, reflecting a decrease in sales excluding the effects of acquisitions and using constant exchange rates of 0.9% compared to the year ended December 31, 2001. Although we cannot quantify the effect, based on our net sales for the year we expect that we will experience a decrease in operating results for 2002 versus 2001.

Overview of Comparative Periods

First nine months of 2002 compared to first nine months of 2001

  Net Sales

        Our consolidated net sales decreased by 3.3% to €2,256 million in the first nine months of 2002, compared with €2,332 million in the first nine months of 2001. This resulted primarily from:

  •
  a 1.7% decrease in net sales due to unfavorable fluctuations in currency exchange rates;

  •
  a 0.6% decrease in net sales due to changes in the scope of consolidation;

  •
  a 1.4% decrease in net sales due to a fall in sales volumes, primarily in the United States; and

  •
  a 0.4% increase in net sales due to increases in the price of products sold.

        Excluding the effects of acquisitions and using constant exchange rates between the euro and other currencies, our consolidated net sales would have declined by 0.9% in the first nine months of 2002 compared with the first nine months of 2001. The decline was the result of a continuing depressed economic environment in the United States and more limited declines in net sales in the France and Rest of Europe segments, which were partially offset by moderate growth in the Italy and Rest of the World segments.

        France.    Net sales of our French subsidiaries decreased by 2.0% to €687 million in the first nine months of 2002, compared with €701 million in the first nine months of 2001. This decrease was mainly attributable to a 0.5% decrease in sales volumes (excluding the effect of changes in the scope of consolidation), due to depressed market demand in France, compounded by a decrease in export sales from the French subsidiaries to markets outside France, and to a 1.4% decrease in sales due to changes in the scope of consolidation.

        Excluding the effect of changes in the scope of consolidation, net sales by destination of our products in France declined by 0.8% between the first nine months of 2001 and the first nine months of 2002.

        Italy.    Net sales by our Italian subsidiaries increased by 1.9% to €435 million in the first nine months of 2002, compared with €427 million in the first nine months of 2001. This increase was driven by an exceptional contract with the Italian contracting company Enel, which extended through the end of 2002 for the supply of certain types of circuit-breakers, which had a 5.2% positive impact on sales in the first nine months of 2002 compared with the first nine months of 2001. Excepting this contract with Enel, sales declined in the first nine months of 2002 by 3.2% compared to the first nine months of 2001, reflecting the downturn in the Italian market.

        Net sales by destination of our products in Italy, including sales made to Enel, increased by 1.9% between the first nine months of 2001 and the first nine months of 2002.

        Changes in the scope of consolidation had no material impact on net sales in the Italy segment.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment decreased by 0.8% to €375 million in the first nine months of 2002, compared with €378 million in the first nine months of 2001. This decrease reflected primarily:

  •
  a 0.4% decrease in sales excluding the effect of acquisitions and using constant exchange rates;

  •
  a 0.3% decrease in sales due to changes in the scope of consolidation; and

  •
  a 0.1% decrease in sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in European countries other than France and Italy would have declined by 1.3% between the first nine months of 2001 and the first nine months of 2002. This decrease resulted principally from a decline in market demand in the United Kingdom and in Poland.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment decreased by 10.5% to €513 million in the first nine months of 2002, compared with €573 million in the first nine months of 2001. This decrease resulted primarily from:

  •
  a 7.7% decrease in sales excluding the effect of acquisitions; and

  •
  a 3.0% decrease in sales due to unfavorable fluctuations in foreign currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in the United States and Canada declined by 7.7% in the first nine months of 2002 compared to the first nine months of 2001. This decline was principally the result of the continuing depressed market conditions in the United States, especially in the commercial and industrial sectors where most of our sales in the United States are made.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment decreased by 2.8% to €246 million in the first nine months of 2002, compared with €253 million in the first nine months of 2001. This resulted primarily from:

  •
  a 8.7% decrease in sales due to unfavorable fluctuations in currency exchange rates, especially in Brazil and in Chile; and

  •
  a 0.9% decrease in sales due to changes in the scope of consolidation, partially offset by a 7.4% increase in sales excluding the effect of acquisitions and using constant exchange rates.

        Excluding the effects of acquisitions and using constant exchange rates, net sales by destination of our products in countries in the Rest of the World segment increased by 6.8% in the first nine months of 2002 compared to the first nine months of 2001. This increase was principally driven by strong sales in Mexico, Chile, South Korea, Thailand and India.

  Operating Expenses

  Cost of goods sold

        Our consolidated cost of goods sold decreased by 4.3% to €1,244 million in the first nine months of 2002 from €1,300 million in the first nine months of 2001, while consolidated net sales decreased by 3.3% over the same period. The decrease in cost of goods sold resulted primarily from:

  •
  the 3.3% decrease in net sales;

  •
  a decrease in the average cost of production materials used by us over the period. This effect was partially offset by the fact that a higher percentage of our sales were of products with a higher ratio of production materials to sales. As a percentage of net sales, the cost of production materials decreased to 28.4% in the first nine months of 2002 compared to 29.2% in the first nine months of 2001; and

  •
  cost cutting measures implemented in 2001 in response to the depressed economic environment.

        Overall, our cost of goods sold as a percentage of consolidated net sales decreased to 55.1% in the first nine months of 2002 compared to 55.7% in the first nine months of 2001.

        France.    Cost of goods sold in the France segment decreased by 4.9% to €327 million in the first nine months of 2002 from €344 million in the first nine months of 2001, while consolidated net sales decreased by 2.0% over the same period. As a percentage of net sales, cost of goods sold in the France segment decreased to 47.6% in the first nine months of 2002 from 49.1% in the first nine months of 2001. The decrease in cost of goods sold resulted mainly from:

  •
  a 2.0% reduction in net sales;

  •
  a decrease in the average purchase price of production materials; and

  •
  on-going initiatives to reduce production inefficiencies at two of our French sites (which had increased cost of goods sold in 2001).

        Italy.    Cost of goods in the Italy segment increased by 5.9% to €232 million in the first nine months of 2002 from €219 million in the first nine months of 2001, while consolidated net sales increased by 1.9% over the same period. This increase in the cost of goods sold resulted mainly from the increase in production materials needed to manufacture products sold to Enel pursuant to the contract with Enel, partially offset by a decrease in the average purchase price of production materials (excepting the contract with Enel). As a result, cost of goods in the Italy segment increased as a percentage of net sales to 53.3% in the first nine months of 2002 from 51.3% in the first half of 2001.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment decreased by 2.4% to €245 million in the first nine months of 2002 from €251 million in the first nine months of 2001, compared to a 0.8% decrease in net sales. The decrease resulted primarily from:

  •
  lower net sales;

  •
  a decrease in the average purchase price of production materials; and

  •
  the effect of workforce cuts implemented in 2001 to adapt to a decline in demand due to an economic slowdown in this region, which resulted in a significant reduction of the average number of employees in the production process by 6.5% from the first nine months of 2001 to the first nine months of 2002.

        As a result, cost of goods sold in the Rest of Europe segment decreased as a percentage of net sales to 65.3% in the first nine months of 2002 compared to 66.4% in the first nine months of 2001.

        United States and Canada.    Cost of goods sold in the United States and Canada segment decreased by 12.4% to €311 million in the first nine months of 2002 from €355 million in the first nine months of 2001, compared to a 10.5% decrease in net sales. This decrease resulted primarily from:

  •
  lower net sales;

  •
  a decrease in the average purchase price of production materials; and

  •
  the effect of workforce cuts undertaken in 2001 and continued in 2002, which resulted in a significant reduction of the average number of employees in the production process from the first nine months of 2001 to the first nine months of 2002.

        As a result, cost of goods sold in the United States and Canada segment decreased as a percentage of net sales to 60.6% in the first nine months of 2002 from 62.0% in the first nine months of 2001.

        Rest of the World.    Cost of goods sold in the Rest of the World segment decreased by 1.5% to €129 million in the first nine months of 2002 from €131 million in the first nine months of 2001, compared to a decrease of 2.8% in net sales over the same period. The decrease in the cost of goods sold due to lower net sales was more than offset by an increase in the average purchase price of production materials. As a result, cost of goods sold in the Rest of the World segment increased slightly as a percentage of net sales to 52.4% in the first nine months of 2002 compared to 51.8% in the first nine months of 2001.

  Administrative and selling expenses

        Our consolidated administrative and selling expenses decreased by 1.5% to €577 million in the first nine months of 2002 from €586 million in the first nine months of 2001, while consolidated net sales decreased by 3.3% over the same period.

        The decrease in selling and administrative expenses was principally driven by the decrease in administrative and selling expenses in the United States and Canada attributable to lower net sales, cost-cutting measures implemented in 2001 and the impact of exchange rates, partially offset by (i) costs incurred in 2002 related to opening a new distribution center in France in 2001 and (ii) advertising and commercial expenses incurred to support sales, especially in the Rest of Europe and Rest of the World segments.

        As a percentage of net sales, administrative and selling expenses increased to 25.6% in the first nine months of 2002 from 25.1% in the first nine months of 2001.

        France.    Administrative and selling expenses in the France segment increased by 3.7% to €198 million in the first nine months of 2002 from €191 million in the first nine months of 2001, compared with a 2.0% decrease in net sales. This increase was mainly due to non-recurring costs incurred in 2002 related to the opening in the second half of 2001 of a new logistics center in the Paris region and the closing of the former center in the Limoges region to improve the distribution process in France, as well as expenses incurred to develop our export department. As a percentage of net sales, administrative and selling expenses increased to 28.8% in the first nine months of 2002 from 27.2% in the first nine months of 2001.

        Italy.    Administrative and selling expenses in the Italy segment remained flat at €87 million in the first nine months of 2002 and 2001, compared to a 1.9% increase in net sales. As a percentage of net sales, administrative and selling expenses decreased to 20.0% in the first nine months of 2002 from 20.4% in the first nine months of 2001.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment increased by 3.1% to €99 million in the first nine months of 2002 from €96 million in the first nine months of 2001, compared to a 0.8% decrease in net sales. This increase resulted mainly from commercial expenses incurred to support our sales in light of depressed market conditions. As a result, administrative and selling expenses increased as a percentage of net sales to 26.4% in the first nine months of 2002 from 25.4% in the first nine months of 2001.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment decreased by 12.0% to €139 million in the first nine months of 2002 from €158 million in the first nine months of 2001, compared with a 10.5% decrease in net sales. As a percentage of net sales, administrative and selling expenses decreased to 27.1% in the first nine months of 2002 from 27.6% in the first nine months of 2001.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment remained flat at €54 million in the first nine months of 2002 and 2001, compared to a 2.8% decrease in net sales. As a percentage of net sales, administrative and selling expenses increased to 21.9% in the first nine months of 2002 from 21.3% in the first nine months of 2001.

  Operating income

        Our consolidated operating income decreased by 8.7% to €283 million in the first nine months of 2002 from €310 million in the first nine months of 2001. The decrease in operating income resulted primarily from:

  •
  the 3.3% decrease in net sales in the first nine months of 2002 compared to the first nine months of 2001; and

  •
  an 11.8% increase in operating expenses other than administrative and selling expenses, partially offset by a 1.5% decrease in administrative and selling expenses in the first nine months of 2002 compared to the first nine months of 2001.

        As a percentage of net sales, operating income declined to 12.5% in the first nine months of 2002 from 13.3% in the first nine months of 2001. Excluding goodwill amortization, operating income as a percentage of net sales decreased to 14.6% from 14.8%.

        France.    Operating income in the France segment declined by 5.7% to €117 million in the first nine months of 2002 from €124 million in the first nine months of 2001. This decrease was due to a 3.7% increase in administrative and selling expenses and a 12.5% increase in research and development expenses in the first nine months of 2002 compared to the first nine months of 2001, while net sales decreased by 2.0%. As a percentage of net sales, operating income in the France segment declined to 17.0% in the first nine months of 2002 from 17.7% in the first nine months of 2001.

        Italy.    Operating income in the Italy segment declined by 4.5% to €85 million in the first nine months of 2002 from €89 million in the first nine months of 2001. This decrease was due to the fact that cost of goods sold increased by 5.9% in the first nine months of 2001 compared to the first nine months of 2002, while net sales increased only by 1.9% over the same period. As a percentage of net sales, operating income declined to 19.5% in the first nine months of 2002 from 20.8% in the first nine months of 2001.

        Rest of Europe.    Operating income in the Rest of Europe segment declined by 44.4% to €10 million in the first nine months of 2002 from €18 million in the first nine months of 2001. This decrease was principally due to a 0.8% decrease in net sales in the first nine months of 2002 compared to the first nine months of 2001 and to an increase in goodwill amortization to €16 million in the first nine months of 2002 from €5 million in the first nine months of 2001. As a percentage of net sales, operating income decreased to 2.7% in the first nine months of 2002 from 4.8% in the first nine months of 2001.

        United States and Canada.    Operating income in the United States and Canada segment remained flat at €17 million in the first nine months of 2002 compared to the first nine months of 2001. This was mainly due to a 12.4% decrease in cost of goods sold in the first nine months of 2002 compared to the first nine months of 2001 and a 12.0% decrease in administrative and selling expenses over the same period, which offset the 10.5% decrease in net sales over the same period. As a percentage of net sales, operating income increased to 3.3% in the first nine months of 2002 from 3.0% in the first nine months of 2001. Excluding amortization of goodwill, operating income as a percentage of net sales increased to 7.2% in the first nine months of 2002 from 6.5% in the first nine months of 2001.

        Rest of the World.    Operating income in the Rest of the World segment decreased by 12.9% to €54 million in the first nine months of 2002 from €62 million in the first nine months of 2001. This decrease was due to a 1.5% decrease in cost of goods sold in the first nine months of 2001 compared to the first nine months of 2002, compared to a 2.8% decrease in net sales over the same period. As a percentage of net sales, operating income declined to 22.0% in the first nine months of 2002 from 24.5% in the first nine months of 2001.

  Net interest expense

        Our consolidated net interest expense (including interest relating to the TSDIs) decreased by 39.1% to €42 million in the first nine months of 2002 from €69 million in the first nine months of 2001. As a percentage of net sales, net interest expense decreased to 1.9% in the first nine months of 2002 from 3.0% in the first nine months of 2001. The change was mainly due to:

  •
  a decrease in the weighted average interest rate on our debt to 4.3% in the first nine months of 2002 from 5.7% in the first nine months of 2001 due to a decrease in prevailing market interest rates; and

  •
  an 18.7% decrease in our average net debt (TSDIs, long-term and short-term borrowings, including commercial paper and bank overdrafts, less cash and cash equivalents and marketable securities) to €1,292 million in the first nine months of 2002 from €1,589 million in the first nine months of 2001 as a result of repayment during 2002 of outstanding acquisition debt incurred in previous years.

        Interest on the TSDIs, which includes the impact of the associated hedging swaps, decreased to €18 million in the first nine months of 2002 from €21 million in the first nine months of 2001. See "—Liquidity and Capital Resources—TSDIs" and note 12 to our audited consolidated financial statements for a description of the TSDIs and associated hedging activities.

  Other revenues (expenses)

        Other revenues (expenses) increased by 65.5% to expense of (€48 million) for the first nine months of 2002 compared to expense of (€29 million) for the first nine months of 2001. Other expenses for the first nine months of 2002 consisted principally of cash discounts granted to customers of €29 million and restructuring charges of approximately €16 million. Other expenses for the first nine months of 2001 consisted principally of cash discounts to customers of €29 million.

  Income tax

        Our consolidated income tax expense increased by 2.3% to €45 million in the first nine months of 2002 from €44 million in the first nine months of 2001, reflecting mainly:

  •
  a higher effective tax rate on profits of our Italian subsidiaries, as in the first nine months of 2001 a new tax benefit in connection with asset revaluations was applicable to the 2001 profits and, retroactively, to 2000 profits whereas the benefit applied only to 2002 profits in the first nine months of 2002;

  •
  partially offset by a reduction in the French statutory income tax rate to 35.43% from 36.43%.

  Net income

        Our consolidated net income increased by 6.0% to €159 million in the first nine months of 2002 from €150 million in the first nine months of 2001. This increase resulted primarily from:

  •
  an 8.7% decrease in operating income, more than offset by

  •
  a 39.1% decrease in net interest expense; and

  •
  a 24.5% decrease in (i) losses from disposals of assets, (ii) other expenses and (iii) expenses related to take-over bid for shares.

        As a percentage of net sales, consolidated net income increased to 7.0% in the first nine months of 2002 from 6.4% in the first nine months of 2001.

2001 compared to 2000

  Net Sales

        Our consolidated net sales increased by 10.6% to €3,096 million in 2001, compared with €2,799 million in 2000. This resulted primarily from:

  •
  a 12.5% increase in net sales due to the consolidation of the Wiremold group, Quintela, Tegui, Lorenzetti and Horton Controls;

  •
  a 0.1% decrease in net sales due to unfavorable fluctuations in currency exchange rates;

  •
  a 2.1% decrease in net sales due to a fall in sales volumes, primarily in the United States;

  •
  a 0.6% increase in net sales due to increases in the price of products sold.

        Excluding the effect of acquisitions and using constant exchange rates between the euro and other currencies, our consolidated net sales would have declined by 1.6% in 2001 compared with 2000. The decline was the result of a sharp economic downturn in the United States and a more limited decline in net sales in the Rest of Europe segment, which were partially offset by moderate growth in the France, Italy and the Rest of the World segments.

        France.    Net sales by our French subsidiaries increased by 1.6% to €942 million in 2001, compared with €927 million in 2000. This increase was mainly attributable to the level of market demand outside France, which drove up export sales from the French subsidiaries, particularly in the Rest of Europe segment and in Asia.

        The French domestic market, on the other hand, experienced a limited downturn, as a result of the slowing economy. Net sales by destination of our products in France declined by 1.1% between 2000 and 2001.

        Italy.    Net sales by our Italian subsidiaries increased by 2.4% to €563 million in 2001, compared with €550 million in 2000. This increase was driven by:

  •
  moderate growth in the Italian market, especially in the residential and commercial buildings sectors and, to a lesser extent, in the industrial buildings sector, and

  •
  the continued success of recent products such as the Btnet range of VDI products, which was introduced in 1999, and the successful launch of the "My Home" domotic system at the end of 2000.

        Net sales by destination of our products in Italy increased by 3.0% between 2000 and 2001.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment increased by 15.9% to €509 million in 2001, compared with €439 million in 2000. This increase reflected principally:

  •
  a 20.0% increase due to the consolidation of Quintela and Tegui in Spain and of the Wiremold subsidiaries in the United Kingdom and Poland; and

  •
  a 0.5% increase due to favorable fluctuations in currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, sales in the Rest of Europe segment would have declined by 3.9% between 2000 and 2001.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in European countries other than France and Italy would have declined by 1.7% between 2000 and 2001. This decrease resulted principally from a decline in market demand in Germany, the United Kingdom and Turkey. These unfavorable market trends were, however, partially offset by moderate growth in market demand in Greece, Portugal and Spain.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment increased by 26.1% to €743 million in 2001, compared with €589 million in 2000. This resulted primarily from:

  •
  a 38.0% increase in net sales due to the consolidation of the Wiremold group and, to a lesser extent, Horton Controls; and

  •
  a 3.1% increase in net sales due to favorable fluctuations in currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, sales in the United States and Canada segment would have declined by 11.4% between 2000 and 2001.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in the United States and Canada declined by 11.0% between 2000 and 2001. This decline was the result of the economic downturn in the United States and Canada, which was compounded by the effect of the terrorist attacks of September 11, 2001. The slowdown was particularly sharp in the commercial and industrial sector, resulting, for instance, in a limited rate of installation of electrical fittings in newly built office space because numerous existing office buildings were being vacated.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment increased by 15.3% to €339 million in 2001, compared with €294 million in 2000. This resulted primarily from:

  •
  a 13.7% increase in net sales due to the consolidation of Lorenzetti in Brazil and of the Wiremold subsidiary in China; and

  •
  a 7.4% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, sales by subsidiaries in the Rest of the World segment would have increased by 9.5% between 2000 and 2001.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in countries in the rest of the world would have increased by 8.7% between 2000 and 2001. This increase was principally driven by strong sales recorded in Mexico, Colombia, Thailand and India.

  Operating Expenses

  Cost of goods sold

        Our consolidated cost of goods sold increased by 13.6% to €1,748 million in 2001 from €1,539 million in 2000, while consolidated net sales increased by 10.6% over the same period. The increase in cost of goods sold resulted primarily from:

  •
  the consolidation of the Wiremold group, which accounted for a 5.9% increase in the cost of goods sold,

  •
  to a lesser extent, the consolidation of Quintela, Tegui, Lorenzetti and Horton Controls, and

  •
  production and manufacturing inefficiencies recorded in France in particular.

        These factors were partly offset by a decrease in the average market prices of production materials used by us over the period. However, the cost of production materials increased slightly as a percentage of net sales to 29.4% in 2001 compared with 29.1% in 2000 as we recorded a greater portion of its sales volume from products which require more production materials.

        Overall, our cost of goods sold as a percentage of consolidated net sales increased to 56.5% in 2001 compared with 55.0% in 2000.

        In 2001, in order to adjust to the depressed economic environment, we implemented a series of cost cutting measures in the United States, South America, the United Kingdom, Poland, Austria and Turkey. The expenses incurred in connection with these measures were not significant.

        France.    Cost of goods sold in the France segment increased by 6.8% to €472 million in 2001 from €442 million in 2000, while consolidated net sales increased by 1.6% over the same period. As a percentage of net sales, cost of goods sold in the France segment increased to 50.1% in 2001 from 47.6% in 2000. The increase in cost of goods sold resulted mainly from production inefficiencies at two of our French sites. One site suffered increased costs of goods sold due to organizational problems, ranging from production to logistics, caused by local management, and exacerbated during the installation of a new information system. These are currently being addressed by our management. The other site incurred higher costs due to the launch of new products.

        Italy.    Cost of goods in the Italy segment increased by 1.4% to €295 million in 2001 from €291 million in 2000, while consolidated net sales increased by 2.4% over the same period. The effect of the increase in sales volumes was partially offset by economies of scale. As a result, cost of goods in the Italy segment decreased slightly as a percentage of net sales, to 52.4% in 2001 from 52.9% in 2000.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment increased by 13.8% to €338 million in 2001 from €297 million in 2000, compared to a 15.9% increase in net sales. The increase resulted primarily from the consolidation of Quintela and Tegui and of Wiremold's subsidiaries in the United Kingdom and Poland. This increase was partially offset by the effect of the workforce cuts implemented in 2001 to adapt to a decline in demand due to an economic slowdown in this region. These measures included a 7% reduction in workforce in the United Kingdom (caused by a 20% reduction in workforce by Wiremold UK due to two plant closures, which was partially offset by an increase in the workforce at Legrand UK), a 15% reduction in Poland, a 12% reduction in Turkey and a 7% reduction in Austria. As a result, cost of goods sold in the Rest of Europe segment decreased as a percentage of net sales to 66.4% in 2001 compared with 67.7% in 2000.

        United States and Canada.    Cost of goods sold in the United States and Canada segment increased by 29.9% to €465 million in 2001 from €358 million in 2000, compared to a 26.1% increase in net sales. This increase resulted primarily from:

  •
  a 27.2% increase due to the inclusion of the Wiremold group in our consolidated financial statements for twelve months in 2001 compared with five months in 2000, and

  •
  a 3.1% increase due to fluctuations in currency exchange rates.

        These factors were partly offset by the measures implemented to adapt to the economic downturn in 2001. These measures included a reduction of 13% (approximately 500 people) within the United States, the closing of an Ortronics production site with production being transferred to a Pass & Seymour plant and a wage reduction at Pass & Seymour. As a result, cost of goods sold in the United States and Canada segment increased as a percentage of net sales to 62.6% in 2001 compared with 60.8% in 2000.

        Rest of the World.    Cost of goods sold in the Rest of the World segment increased by 17.9% to €178 million in 2001 from €151 million in 2000, compared to a 15.3% increase in net sales. As a result, cost of goods sold in the Rest of the World segment increased as a percentage of net sales to 51.5% in 2000 compared with 52.5% in 2001. This increase in costs of goods sold was due to an increase in sales volume as well as an increase in the average price of production materials.

        As part of its ongoing productivity plans, we reduced our workforce by 10% in Colombia and 3% in Brazil.

  Administrative and selling expenses

        Our consolidated administrative and selling expenses increased by 14.5% to €775 million in 2001 from €677 million in 2000, while consolidated net sales increased by 10.6% over the same period. The increase in selling and administrative expenses was principally driven by:

  •
  the consolidation of the Wiremold group, which accounted for a 7.8% increase and, to a lesser extent, Quintela, Tegui and Lorenzetti,

  •
  an increase in advertising expenses to promote new higher value-added products, particularly in France and in Italy, as well as the opening of a new logistics center in France.

        As a percentage of net sales, administrative and selling expenses increased to 25.0% in 2001 from 24.2% in 2000.

        France.    Administrative and selling expenses in the France segment increased by 3.7% to €252 million in 2001 from €243 million in 2000, compared with a 1.6% increase in net sales. This increase was mainly due to the non-recurring costs related to the opening of a new logistics center in the Paris region and the closing of the former center in the Limoges region to improve the distribution process in France. Management expects that additional costs may be incurred in 2002 to complete this shift in distribution logistics. Advertising expenses also increased in connection with the marketing of higher value-added products such as the Omizzy domotics system. As a percentage of net sales, administrative and selling expenses increased to 26.8% in 2001 from 26.2% in 2000.

        Italy.    Administrative and selling expenses in the Italy segment increased by 6.5% to €115 million in 2001 from €108 million in 2000, compared to a 2.4% increase in net sales. Higher sales volumes and the marketing of new higher value-added products principally accounted for this increase. As a percentage of net sales, administrative and selling expenses increased to 20.4% in 2001 from 19.6% in 2000.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment increased by 20.4% to €130 million in 2001 from €108 million in 2000, compared to a 15.9% increase in net sales. This increase resulted mainly from the consolidation of Quintela and Tegui and of Wiremold's subsidiaries in the United Kingdom and Poland. As a result, administrative and selling expenses increased as a percentage of net sales to 25.5% in 2001 from 24.6% in 2000.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment increased by 32.1% to €206 million in 2001 from €156 million in 2000, compared with a 26.1% increase in net sales. This increase was mainly due to the consolidation of Wiremold and the increase in the value of the dollar against the euro. As a percentage of net sales, administrative and selling expenses increased to 27.7% in 2001 from 26.6% in 2000.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment increased by 16.1% to €72 million in 2001 from €62 million in 2000, compared to a 15.3% increase in net sales. In addition to the impact of higher sales volumes on these expenses, this increase resulted mainly from the consolidation of Lorenzetti in Brazil and Wiremold's subsidiary in China. As a percentage of net sales, administrative and selling expenses increased slightly to 21.2% in 2001 from 21.0% in 2000.

  Goodwill amortization

        Goodwill amortization charges increased by 62.1% to €47 million in 2001 from €29 million in 2000. The acquisition of the Wiremold group accounted for most of this increase, with related goodwill amortization charges of €6 million in 2000 and €17 million in 2001. Net goodwill (after amortization of goodwill) amounted to €1,149 million at December 31, 2001 and €976 million at December 31, 2000.

  Operating income

        Our consolidated operating income decreased by 9.1% to €390 million in 2001 from €429 million in 2000, compared with a 16.9% increase from 1999 to 2000. The decrease in operating income resulted primarily from:

  •
  a 13.6% increase in cost of goods sold together with a 14.5% increase in administrative and selling expenses from 2000 to 2001, which more than offset the 10.6% increase in net sales over the same period and

  •
  a €18 million increase in goodwill amortization charges, chiefly due to the consolidation of the Wiremold group.

        Operating income as a percentage of net sales declined to 12.6% in 2001 from 15.3% in 2000. Before goodwill amortization charges, operating income as a percentage of net sales declined to 14.1% from 16.4%. Before goodwill amortization charges but restated to exclude the effect of the Wiremold acquisition, operating income would have decreased by 9.1% in 2001 compared to 2000. As a percentage of net sales, it would have declined to 14.1% in 2001 compared to 15.7% in 2000.

        France.    Operating income in the France segment declined by 14.8% to €155 million in 2001 from €182 million in 2000. This decrease was due to the fact that cost of goods sold increased by 6.8% and administrative and selling expenses by 3.7% from 2000 to 2001, while net sales increased only by 1.6%. As a percentage of net sales, operating income in the France segment declined to 16.5% in 2001 from 19.6% in 2000.

        Italy.    Operating income in the Italy segment declined by 2.5% to €115 million in 2001 from €118 million in 2000. This decrease was due to the fact that cost of goods sold increased by 1.4% and administrative and selling expenses by 6.5% from 2000 to 2001, while net sales increased only by 2.4%. As a percentage of net sales, operating income declined to 20.4% in 2001 from 21.5% in 2000.

        Rest of Europe.    Operating income in the Rest of Europe segment increased by 23.8% to €26 million in 2001 from €21 million in 2000. This increase was principally due to a 15.9% increase in net sales from 2000 to 2001, which was only partially offset by an increase of 13.8% in cost of goods sold, a 20.4% increase in administrative and selling expenses over the same period, and a €4 million increase in goodwill amortization charges due to the consolidation of Wiremold's subsidiaries in the United Kingdom and Poland and of Quintela and Tegui in Spain.

        As a percentage of net sales, operating income increased to 5.1% in 2001 from 4.8% in 2000. Excluding goodwill amortization charges, operating income as a percentage of net sales increased to 6.3% in 2001 from 5.4% in 2000.

        United States and Canada.    Operating income in the United States and Canada segment declined by 61.5% to €15 million in 2001 from €39 million in 2000. This decrease was due to:

  •
  a 29.9% increase in cost of goods sold together with a 32.1% increase in administrative and selling expenses from 2000 to 2001, which more than offset the 26.1% increase in net sales over the same period, and

  •
  a €12 million increase in goodwill amortization charges, due mainly to the consolidation of the Wiremold group for the full twelve months in 2001.

        As a percentage of net sales, operating income declined to 2.0% in 2001 from 6.7% in 2000. Before amortization of goodwill, operating income as a percentage of net sales declined to 5.7% in 2001 from 9.2% in 2000.

        Rest of the World.    Operating income in the Rest of the World segment increased by 12.9% to €79 million in 2001 from €70 million in 2000. This increase was due to the 15.3% increase in net sales from 2000 to 2001, which was only partially offset by a 17.9% increase in cost of goods sold, a 16.1% increase in administrative and selling expenses over the same period, and a €2 million increase in goodwill amortization charges due to the consolidation of Wiremold's subsidiary in China and Lorenzetti in Brazil.

        As a percentage of net sales, operating income declined to 23.0% in 2001 from 23.8% in 2000. Before amortization of goodwill, operating income as a percentage of net sales remained stable at 24.8% in 2001 and 24.7% in 2000.

  Net interest expense

        Our consolidated net interest expense (including interest relating to the TSDIs) increased by 43.8% to €92 million in 2001 from €64 million in 2000. As a percentage of net sales, net interest expense increased to 3.0% in 2001 from 2.4% in 2000. The increase was mainly due to an increase in the amount of outstanding debt as a result of new financings obtained to effect acquisitions, particularly the acquisition of the Wiremold group, which was only partially offset by a decrease in the average interest rate on our debt to 5.8% in 2001 from 7.2% in 2000 due to a decrease in prevailing market interest rates. Average net debt (TSDIs, long-term and short-term borrowings, including commercial paper and bank overdrafts, less cash and cash equivalents and marketable securities) amounted to €1,562 million in 2001, compared to €879 million in 2000.

        Interest on the TSDIs, which includes the impact of the associated hedging swaps, remained stable at €28 million in 2001 compared with €29 million in 2000. See "Liquidity and Capital Resources—TSDIs" and note 12 to our audited consolidated financial statements for a description of the TSDIs and associated hedging activities.

  Other revenues (expenses)

        Other revenues (expenses) increased by 100% to expense of €46 million for the year ended December 31, 2001 compared to expense of €23 million for 2000. Other revenues (expenses) consist principally of cash discounts provided to customers and received from suppliers. For 2001, cash discounts to customers amounted to expense of €40 million compared to expense of €31 million for 2000. In addition, we recorded restructuring charges of €7 million in 2001.

  Income tax

        Our consolidated income tax expenses decreased by 47.2% to €56 million in 2001 from €106 million in 2000, reflecting mainly the decrease in our effective income tax rate to 24.3% in 2001 from 31.1% in 2000. This decrease was mainly due to:

  •
  the reduction in the French income tax rate to 36.43% from 37.77%; and

  •
  a lower tax rate on the profits of the Italian subsidiaries, as a result of a new tax benefit in connection with asset revaluations.

  Net income

        Our consolidated net income decreased by 25.1% to €176 million in 2001 from €235 million in 2000. This decrease resulted primarily from:

  •
  a 9.1% decrease in operating income;

  •
  a 43.8% increase in net interest expense; and

  •
  non-recurring expenses of €18 million before taxes relating to Schneider's exchange offer.

        As a percentage of net sales, consolidated net income decreased to 5.7% in 2001 (or 6.1% excluding the non-recurring expenses incurred in connection with Schneider's exchange offer) from 8.4% in 2000.

2000 compared to 1999

  Net Sales

        Our consolidated net sales increased by 21.7% to €2,799 million in 2000, compared with €2,300 million in 1999. This increase resulted from:

  •
  a 9.8% increase in net sales due to the acquisitions of the Wiremold group, CEB and Anam;

  •
  a 4.7% increase due to favorable fluctuations in currency exchange rates;

  •
  a 5.1% increase in sales volumes; and

  •
  a 0.7% increase in sales prices.

        Excluding the effect of acquisitions and using constant exchange rates between the euro and other currencies, our consolidated net sales would have increased by 5.8% in 2000 over 1999. This increase was the result of a sustained growth in market demand in the Italy, the Rest of Europe and in the Rest of the World segments, combined with a more limited increase in market demand in the France and the United States and Canada segments.

        France.    Net sales in the France segment increased by 3.7% to €927 million in 2000 from €894 million in 1999. This increase was the result of:

  •
  moderate growth in market demand in France, and

  •
  the continued success of products such as the Sagane range of switches and sockets and the Lexic range of circuit breakers.

        Net sales by destination of our products in France increased by 3.6% between 1999 and 2000.

        Changes in the scope of consolidation had no impact on net sales in the France segment.

        Italy.    Net sales in the Italy segment increased by 10.7% to €550 million in 2000 from €497 million in 1999. This resulted from:

  •
  a 3.5% increase in net sales due to the acquisition of CEB; and

  •
  a 7.0% increase in net sales excluding the effect of acquisitions and using constant exchange rates. This increase reflected a sustained level of market demand and the continued success of products such as Btdin circuit breakers, Light and Living International switches and sockets for homes and commercial buildings, Btnet VDI products and Sfera audio and video entry phones.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in Italy would have increased by 7.5% between 1999 and 2000:

        Rest of Europe.    Net sales in the Rest of Europe segment increased by 16.9% to €439 million in 2000 from €375 million in 1999. This reflected a 7.4% increase due to the acquisition of Wiremold subsidiaries in the United Kingdom and Poland, combined with two opposed market trends:

  •
  a sustained growth in sales in Southern Europe (Greece, Portugal, Spain and Turkey) driven by a moderate growth of market demand as well as the successful launch of the Galea new ranges of switches and sockets, partly offset by

  •
  adverse market conditions in most of Northern Europe, particularly Germany and the United Kingdom.

        Excluding the effect of acquisitions and using constant exchange rates, net sales in the Rest of the World segment would have increased by 6.5% in 2000 over 1999.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in European countries other than France and Italy increased by 6.6% between 1999 and 2000.

        United States and Canada.    Net sales in the United States and Canada segment increased by 81.8% to €589 million in 2000 from €324 million in 1999. This increase resulted mainly from the inclusion in consolidation of the Wiremold group and, to a lesser extent, of Horton Controls.

        Excluding the effect of acquisitions and using constant exchange rates, net sales in the United States and Canada segment would have increased by 5.1% in 2000 over 1999, principally due to a good level of market demand despite an economic slowdown at the end of 2000.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in the United States and Canada (consisting of sales by our subsidiaries in the United States and Canada segment together with sales of products imported into the United States and Canada from our subsidiaries in other segments) would have increased by 4.9% between 1999 and 2000.

        Rest of the World.    Net sales in the Rest of the World segment increased by 40% to €294 million in 2000 from €210 million in 1999. This increase was in part due to the acquisition of Anam in South Korea and of Wiremold's subsidiary in China.

        Excluding the effect of acquisitions and using constant exchange rates, net sales in the Rest of the World segment would have increased by 11.1% in 2000 over 1999, mainly because of strong sales growth in Mexico, India and Thailand.

        Net sales by destination of our products in countries in the rest of the world, increased by 8.7% between 1999 and 2000.

  Operating Expenses

  Cost of goods sold

        Our consolidated cost of goods sold increased by 21.6% to €1,539 million in 2000 compared with €1,265 million in 1999, while consolidated net sales increased by 21.7% over the same period. The increase in the cost of goods sold resulted primarily from:

  •
  the inclusion in consolidation of the Wiremold Group, and of CEB and Anam, which together accounted for a 12.6% increase in our consolidated cost of goods sold,

  •
  an increase in sales volumes, which was partially offset by economies of scale, and

  •
  an increase in the average prices of production materials.

        The ratio of production materials costs to net sales increased to 29.1% in 2000 from 27.2% in 1999. As a percentage of consolidated net sales, consolidated cost of goods sold remained stable at 55.0%.

        France.    Cost of goods sold in the France segment increased by 1.4% to €442 million in 2000 from €436 million in 1999, compared to a 3.7% increase in net sales. This increase resulted mainly from the increase in sales volumes as well as in the average market prices of production materials consumed over, the period, which were partly offset by economies of scale. As a percentage of net sales, cost of goods sold decreased to 47.6% in 2000 compared with 48.8% in 1999.

        Italy.    Cost of goods sold in the Italy segment increased by 14.1% to €291 million in 2000 from €255 million in 1999, compared to a 10.7% increase in net sales. This increase in the cost of goods sold was mainly related to:

  •
  an increase in sales volumes,

  •
  the consolidation of CEB, which accounted for a 5.6% increase, and

  •
  an increase in the average prices of production materials.

        As a percentage of net sales, cost of goods sold increased to 52.9% in 2000 from 51.2% in 1999.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment increased by 15.6% to €297 million in 2000 from €257 million in 1999, compared to a 16.9% increase in net sales. This increase resulted primarily from the consolidation of the Wiremold subsidiaries in the United Kingdom and Poland, which accounted for 8.0% of the increase; and the increase in production volumes in 2000. As a percentage of net sales, we achieved a reduction in cost of goods sold in the Rest of Europe segment to 67.7% in 2000 compared with 68.4% in 1999.

        United States and Canada.    Cost of goods sold in the United States and Canada segment increased by 78.1% to €358 million in 2000 from €201 million in 1999, compared to a 81.8% increase in net sales. This increase resulted primarily from:

  •
  the consolidation of the Wiremold group for five months in 2000 and of Horton Controls for seven months, which together accounted for a 54.0% increase,

  •
  unfavorable fluctuations in currency exchange rates, and

  •
  an increase in production volumes.

        As a percentage of net sales, cost of goods sold decreased to 60.8% from 62.0%.

        Rest of the World.    Cost of goods sold in the Rest of the World segment increased by 30.6% to €151 million in 2000 from €116 million in 1999, compared to a 40.0% increase in net sales. This increase resulted primarily from:

  •
  an increase in the market prices of production materials, and

  •
  the consolidation of Anam in Korea and of Wiremold's subsidiary in China, which together accounted for a 17.5% increase.

        As a percentage of net sales, cost of goods sold decreased to 51.5% in 2000 from 55.3% in 1999.

  Administrative and selling expenses

        Our consolidated administrative and selling expenses increased by 21.3% to €677 million in 2000 compared with €558 million in 1999, while consolidated net sales increased by 21.7% over the same period. As a percentage of net sales, consolidated administrative and selling expenses remained stable at 24.2%.

        France.    Administrative and selling expenses in the France segment increased by 5.7% to €243 million in 2000 from €230 million in 1999, compared with the 3.7% increase in net consolidated sales. This increase was mainly due to an increase in advertising expenses to promote new higher value-added products, in addition to the increase in sales volumes. As a percentage of net sales, administrative and selling expenses increased to 26.2% in 2000 from 25.8% in 1999.

        Italy.    Administrative and selling expenses in the Italy segment increased by 6.9% to €108 million in 2000 from €101 million in 1999, compared with a 10.7% increase in net sales. This increase was mainly due to the consolidation of CEB and the increase in net sales. As a percentage of net sales, administrative and selling expenses decreased to 19.6% in 2000 from 20.3% in 1999.

        Rest of Europe.    Administrative and selling expenses for the Rest of Europe segment increased by 12.5% to €108 million in 2000 from €96 million in 1999, compared with a 16.9% increase in net sales. This increase resulted mainly from:

  •
  the consolidation of the Wiremold subsidiaries in the United Kingdom and Poland, which accounted for a 7.4% increase in administrative and selling expenses, and

  •
  the costs associated with the launch of the Athena product range.

        As a percentage of net sales, administrative and selling expenses decreased to 24.6% in 2000 from 25.7% in 1999.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment increased by 85.7% to €156 million in 2000 from €84 million in 1999, compared with an 81.6% increase in net sales. This increase is mainly due to the consolidation of the Wiremold group, which accounted for a 57.4% increase, and the increase in the value of the dollar against the euro. As a percentage of net sales, administrative and selling expenses increased to 26.6% in 2000 from 26.0% in 1999.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment increased by 34.6% to €62 million in 2000 from €46 million in 1999, compared with a 40.0% increase in net sales. This increase was mainly due to the consolidation of Anam in Korea and of Wiremold's subsidiary in China, which together accounted for a 14.6% increase in administrative and selling expenses, and the impact of currency exchange rate fluctuations. As a percentage of net sales, administrative and selling expenses decreased to 21.0% in 2000 from 21.9% in 1999.

  Goodwill amortization

        Goodwill amortization charges increased by 70.6% to €29 million in 2000 from €17 million in 1999. The acquisition of the Wiremold group accounted for €6 million of this increase, with the balance reflecting primarily the amortization of goodwill recorded due to the acquisition of CEB and Anam.

  Operating income

        Our consolidated operating income increased by 16.9% to €429 million in 2000 from €367 million in 1999. The increase in operating income resulted primarily from:

  •
  the fact that net sales increased by 21.7% from 1999 to 2000, while cost of goods sold increased by 21.6% and administrative and selling expenses increased by 21.3%, which was partially offset by,

  •
  a €12 million increase in goodwill amortization charges, chiefly due to the consolidation of the Wiremold group, CEB and Anam.

        As a percentage of net sales, operating income declined to 15.3% in 2000 from 16.0% in 1999 due to lower operating income reported by the acquired entities, as a percentage of net sales, when compared with the existing group.

        Before giving effect to the acquisition of the Wiremold group and before amortization of goodwill, operating income as a percentage of net sales would have increased to 17.0% in 2000 from 16.7% in 1999.

        France.    Operating income in the France segment increased by 6.4% to €182 million in 2000 from €171 million in 1999. This increase resulted mainly from the fact that net sales increased by 3.7% from 1999 to 2000, while cost of goods sold increased by 1.4% and administrative and selling expenses by 5.7%. As a percentage of net sales, operating income increased to 19.6% in 2000 from 19.1% in 1999.

        Italy.    Operating income in the Italy segment increased by 5.4% to €118 million in 2000 from €112 million in 1999. This was primarily due to:

  •
  the fact that net sales increased by 10.7% from 1999 to 2000, while cost of goods sold increased by 14.1% and administrative and selling expenses by 6.9%, which was partially offset by,

  •
  the increase in goodwill amortization charges due to the consolidation of CEB.

        As a percentage of net sales, operating income decreased to 21.5% in 2000 from 22.5% in 1999. Excluding CEB from consolidation in 2000, operating income as a percentage of net sales in the Italy segment would have amounted to 22.2% because CEB posted lower operating income as a percentage of net sales than our other Italian subsidiaries.

        Rest of Europe.    Operating income in the Rest of Europe segment increased by 40.0% to €21 million in 2000 from €15 million in 1999. This resulted mainly from the fact that net sales increased by 16.9% from 1999 to 2000, while cost of goods sold increased by 15.6%, administrative and selling expenses increased by 12.5%. As a percentage of net sales, operating income increased to 4.8% in 2000 from 4.1% in 1999.

        United States and Canada.    Operating income in the United States and Canada segment increased by 69.6% to €39 million in 2000 from €23 million in 1999, compared to an 81.8% increase in net sales. This was primarily due to:

  •
  the fact that net sales increased by 81.8% from 1999 to 2000, while cost of goods sold increased by 78.1% and administrative and selling expenses by 85.7%, which was partially offset by

  •
  a €6 million increase in goodwill amortization charges due to the consolidation of the Wiremold group.

        As a percentage of net sales, operating income decreased to 6.6% in 2000 from 7.1% in 1999. Excluding goodwill amortization charges, operating income in the United States and Canada segment increased by 90.9% and amounted to 9.2% of net sales in 2000, compared with 8.8% in 1999.

        Rest of the World.    Operating income in the Rest of the World segment increased by 52.2% to €69 million in 2000 from €46 million in 1999. This increase resulted principally from

  •
  the fact that net sales increased by 40% from 1999 to 2000, while cost of goods sold increased by 30.6% and administrative and selling expenses increased by 34.6%, which was partially offset by

  •
  an increase in goodwill amortization charges due to the consolidation of Wiremold's subsidiary in China.

        As a percentage of net sales, operating income increased to 23.5% in 2000 from 21.9% in 1999.

  Net interest expense

        Our consolidated net interest expense increased by 137.0% to €64 million in 2000 from €27 million in 1999, principally due to the expense of the acquisition financing for the Wiremold group. Average net debt (TSDIs, long-term and short-term borrowings, including commercial paper and bank overdrafts, less cash and cash equivalents and marketable securities) amounted to €879 million in 2000, compared to €376 million in 1999. As a percentage of net sales, net interest expense increased to 2.4% in 2000 from 1.2% in 1999. The average interest rate on our debt remained stable at 7.2% in 2000, compared to 7.1% in 1999.

  Other revenues (expenses)

        Other revenues (expenses) decreased by 25.8% to expense of €23 million for the year ended December 31, 2000 compared to expense of €31 million for 1999. Other revenues (expenses) consist principally of cash discounts provided to customers and received from suppliers. For 2000, cash discounts amounted to expense of €31 million compared to expense of €25 million for 1999.

  Income Tax

        Our consolidated income tax expense increased by 1.9% to €106 million in 2000 from €104 million in 1999. This increase was mainly due to the increase in profits before taxes in 2000 compared with 1999. However, the group's effective income tax rate decreased to 31.1% in 2000 from 33.7% in 1999, due to:

  •
  the reduction in the French income tax rate from 40.0% to 37.77%, and

  •
  the lower taxation of the profits of the Italian subsidiaries, as a result of the tax incentives on investments.

  Net income

        Our consolidated net income increased by 15.2% to €235 million in 2000 from €204 million in 1999. This increase resulted principally from:

  •
  a 16.9% increase in operating income;

  •
  partially offset by a 137.0% increase in net interest expense.

        As a percentage of net sales, consolidated net income decreased to 8.4% in 2000 from 8.9% in 1999.

        Excluding the contribution of the Wiremold group and goodwill amortization charges related to the Wiremold group in 2000, net income would have increased by 21.3% over the period.

Liquidity and Capital Resources

  Historical cash flows

        The table below summarizes our cash flows for 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002:

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Nine months ended September 30, 2001	Nine months ended September 30, 2002
	(€ in millions)
Working capital provided from operations	370	427	388	289	326

Net cash provided from operating activities	342	244	407	240	343
Net cash (used in) provided from investing activities	(170)	(1,061)	(181)	(125)	234
Net cash (used in) provided from financing activities	(80)	892	(74)	(21)	(680)

Increase (reduction) in cash and cash equivalents	93	76	151	83	(133)

  Working capital provided from operations

        Working capital provided from operations represents net income attributable to us before non-cash charges, principally depreciation and amortization and changes in long-term deferred taxes and other long-term assets and liabilities. Working capital provided from operations increased by 12.8% or €37 million to €326 million in the first nine months of 2002 from €289 million in the first nine months of 2001. The increase was due principally to an increase in net income adjusted for depreciation and for amortization of €24 million.

        Working capital from operations decreased between 2000 and 2001 by 9.1% or €39 million, to €388 million in 2001 from €427 million in 2000, and increased by 15.4% or €57 million between 1999 and 2000, to €427 million in 2000 from €370 million in 1999. The three-year period was characterized by continued increases in depreciation charges for tangible assets and amortization charges for intangible assets, due to changes in the scope of consolidation, principally arising from the acquisition of the Wiremold group. The main factor affecting changes in working capital provided from operations was changes in net income, which decreased between 2000 and 2001 by 25.1% and increased between 1999 and 2000 by 15.2%. The decline in working capital provided from operations, however, was limited to 9.1% in 2001 (compared to a decline in net income for the same period of 25.1%) due to the effect of the increase in non-cash charges associated with depreciation of tangible assets and amortization of intangible assets in 2001.

  Net cash provided from operating activities

        Net cash provided from operating activities is defined as working capital provided from operations adjusted to reflect, principally, changes in operating assets and liabilities (net of the effect of investments in consolidated entities), such as accounts receivable, inventories and accounts and notes payable, as well as gains or losses on fixed asset disposals and gains or losses on sales of securities.

        Our net cash provided from operating activities increased by 42.9% to €343 million in the first nine months of 2002 from €240 million in the first nine months of 2001. This increase was due partially to the €37 million increase in working capital provided from operations described above. The remainder of the increase was due to changes in operating assets and liabilities, principally inventories and accounts and notes payable.

        Our net cash from operating activities amounted to €407 million in 2001, compared to €244 million in 2000, a 66.8% increase, and to €342 million in 1999, a 28.7% decrease from 1999 to 2000. The increase in net cash provided from operating activities of €163 million in 2001 was attributable to favorable changes in operating assets and liabilities (principally inventories and accounts and notes payable) in 2001 compared to very unfavorable changes in 2000 partially offset by the decline in working capital provided from operations described above (€39 million). The decrease in net cash provided from operating activities of €98 million in 2000 was attributable to very unfavorable changes in operating assets and liabilities, particularly accounts and notes payable and inventories in 2000, compared to favorable changes and more moderate unfavorable changes in 1999 partially offset by the increase in working capital provided from operations for the same period described above (€57 million).

  Net cash used in, or provided by, investing activities

        Our net cash provided from investing activities amounted to €234 million in the first nine months of 2002, compared with net cash used in investing activities of €125 million in the first nine months of 2001.

        Net cash provided from investing activities for the first nine months of 2002 was primarily attributable to €253 million of proceeds from the sale of marketable securities and €118 million from the sale of fixed assets and other non-current assets (primarily attributable to the disposal of the Schneider shares held by us), partially offset by €111 million in capital expenditures and €22 million used to purchase marketable securities.

        Net cash used in investing activities for the first nine months of 2001 was primarily attributable to €128 million of proceeds from the sale of marketable securities and €11 million from the sale of fixed assets and other non-current assets, partially offset by €141 million in capital expenditures and €118 million in investments in marketable securities.

        The 21.3% decrease in capital expenditures between the first nine months of 2001 and the first nine months of 2002 (4.9% of net sales) reflects our control of capital expenditure in response to the unfavorable business climate and a low point in our investment cycle, as we did not launch any major new product lines during the first nine months of 2002.

        Our net cash used in investing activities in 2001 amounted to €181 million, compared with €1,061 million in 2000 and €170 million in 1999. The marked increase in cash used in investing activities in 2000 mainly reflected acquisitions (including Wiremold) completed during the year, with investments in consolidated and non-consolidated entities increasing from €58 million at year-end 1999 to €861 million at year-end 2000.

        Capital expenditures amounted to €189 million in 2001, a decrease of 19.2% from €234 million in 2000. Between 1999 and 2000, capital expenditures increased by 9.9% to €234 million from €213 million in 1999. The decrease in capital expenditures to 6.1% of net sales recorded in 2001 is attributable to the fact that we did not begin manufacturing any major new product lines.

        Our policy is to invest actively in internal growth through capital expenditures, principally on equipment for manufacturing new product lines, the improvement of production efficiency, the adoption of new production methods, the expansion of capacity and the upgrade of information and management systems. Major projects implemented since December 31, 1999 have included the following:

  •
  renewal of wiring devices ranges for the "Germanic" standard countries (including Germany, Austria, Hungary, Spain and Turkey);

  •
  implementation of a new supply chain management system for Legrand-branded products in Europe; and

  •
  industrialization of several new ranges for specific national markets, such as the Pial+ (Brazil) and the Quincino (Mexico) ranges of switches and sockets.

  Net cash used in, or provided by, financing activities

        Amounts of net cash used in, or provided by, financing activities relate primarily to dividend and share buy-back payments, as well as increases or reductions in debt.

        Our net cash used in financing activities amounted to €680 million in the first nine months of 2002, compared to €21 million in the first nine months of 2001. In 2001, we used net cash of €74 million in financing activities, compared with net cash provided by financing activities of €892 million in 2000. In 1999, we used net cash of €80 million in financing activities.

        The increase in net cash used in financing activities in the first nine months of 2002 was mainly attributable to a €620 million reduction in debt, including a €368 million reduction related to commercial paper programs, a €206 million reduction in bank overdrafts, a €38 million reduction in our obligations under the TSDIs and an €8 million reduction in other borrowings, compared to a €32 million increase in debt in the first nine months of 2001. We did not issue any shares during the first nine months of 2002 and no employee stock options were exercised.

        The significant amount of cash provided by investing activities in 2000 reflected new debt incurred to finance the acquisitions completed during that year. The remaining changes in our net cash (used in) provided by financing activities for the three years was primarily attributable to share buy-backs of €83 million and €38 million in 2000 and 1999, respectively, and the dividends referred to below:

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001
	(€ in millions)
Preferred non-voting shares	18	20	20
Ordinary shares	35	37	40

Total	53	57	60	(1)

(1)
This dividend payment generated the payment of a précompte of €8 million, so that the total amount paid by us was €68 million.

        We did not issue any shares during the three-year period, other than as a result of the exercise of employee stock options.

  Historical Debt

        Our gross debt (defined as the sum of TSDIs, long-term borrowings and short-term borrowings, including commercial programs and bank overdrafts) amounted to €1,849 million as of September 30, 2002, compared with €2,535 million as of September 30, 2001. Our cash and cash equivalents and marketable securities amounted to €765 million as of September 30, 2002, compared with €1,048 million as of September 30, 2001. Our total net debt (defined as gross debt less cash and cash equivalents and marketable securities) amounted to €1,084 million at September 30, 2002, compared with €1,487 million at September 30, 2001.

        The ratio of net debt to shareholders' equity was 61% as of September 30, 2002, compared to 85% as of September 30, 2001.

        Our borrowed funds consisted principally of the following as of September 30, 2002:

  •
  TSDIs, issued on December 1990 and March 1992 through a private placement, in an aggregate nominal value of Fr 3,000 million (€457 million) in 1990 and Fr 2,000 million (€305 million) in 1992, respectively. See "Description of Other Indebtedness—Subordinated Perpetual Notes and Related Loans (TSDIs)."

  •
  8.5% Yankee bonds, issued on February 14, 1995 and due February 15, 2025, with an aggregate principal amount of $400 million. See "Description of Other Indebtedness—$400 million 8.5% Yankee bonds due February 15, 2025."

  •
  Other debt amounting to €1,214 million as of September 30, 2002, compared to €1,821 million at September 30, 2001. This debt consisted of:

  •
  Other long-term debt of €452 million as of September 30, 2002, compared to €509 million as of September 30, 2001.

  •
  Short-term debt of €762 million as of September 30, 2002, compared to €1,312 million as of September 30, 2001. A significant portion of our historical short-term debt was comprised of commercial paper bearing interest based on EONIA, typically with a maturity of one-month. The amount of commercial paper outstanding was €541 million as of September 30, 2002 compared to €914 million at September 30, 2001. The average interest rate for our commercial paper issuances amounted to 3.37% in the first nine months of 2002 compared to 4.69% for the first nine months of 2001. The decrease in short-term debt in the first half 2002 mainly reflects the reduction in commercial paper and bank overdrafts.

        For further information on our other debt, see notes 13 and 15 to our audited and unaudited consolidated financial statements. For information on capital leases, see note 3 to our audited and unaudited consolidated financial statements.

        Our gross debt amounted to €2,526 million as of December 31, 2001, compared with €2,480 million as of December 31, 2000 and €1,283 million as of December 31, 1999. Our cash and cash equivalents and marketable securities amounted to €1,134 million as of December 31, 2001, compared with €949 million as of December 31, 2000 and €916 million as of December 31, 1999. Our total net borrowed funds amounted to €1,392 million as of December 31, 2001, compared with €1,531 million as of December 31, 2000 and €367 million as of December 31, 1999. The ratio of net borrowed funds over shareholders equity was 78% as of December 31, 2001, 111% as of December 31, 2000 and 29% as of December 31, 1999.

        We believe that our operating cash flows, together with our borrowings, will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure that this will be the case.

        In particular, future drawings under the Senior Credit Agreement will be available only if, among other things, we meet the financial maintenance covenants included in the Senior Credit Agreement. Our ability to meet those covenants will depend on results of operations and factors outside of our control.

  Acquisitions and Joint Ventures

        Although we do not currently have any agreements in relation thereto, we assess potential acquisitions and joint venture opportunities in line with our strategy. We are in contact from time to time with potential sellers, joint venture partners and their advisers. If we were to undertake any acquisition or joint venture in the future, we could elect to fund it with equity or debt financing or cash on hand. Any such debt financing could make us more leveraged and increase our debt service obligations. Any joint venture arrangement could require future capital contributions to maintain our initial equity investment or restrict our access to the cash flows of the joint venture.

        We are bound by certain covenants in our long-term debt instruments that substantially restrict our ability, among others, to incur additional indebtedness or make acquisitions and other investments. In addition, the covenants relating to the notes and contained in the Indenture will contain certain covenants that restrict us from taking various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payments of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures, operating lease payments and transactions with affiliates. The restrictions imposed on us by these long-term instruments may affect our ability to complete acquisitions if internally generated funds are not sufficient to fund our operations.

Capital Expenditures

        From 1990 through 2000, we spent an average of 9.4% of consolidated net sales per year on capital expenditures. Historically, our annual capital expenditures have fluctuated between 6% and 10% of net sales (4.9% of net sales for the nine months ended September 30, 2002), with year-to-year variations that result from the cyclical nature of our investment requirements. Over the medium term, we expect that our capital expenditure levels will decline slightly as a percentage of net sales compared to the average for the years 1990 through 2000. However, we intend to increase capital expenditures from current levels and maintain capital expenditures at levels ranging between 6% and 8% of net sales, since we believe that investments in new products and continuous replacement and upgrade of production equipment is essential in order for us to maintain and increase our market position.

Research and Development

        Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled €102 million in the first nine months of 2002 (equal to 4.5% of our net sales) compared to €98 million in the first nine months of 2001 (equal to 4.2% of our net sales), €136 million in 2001 (equal to 4.4% of net sales), €123 million in 2000 (equal to 4.4% of net sales) and €110 million in 1999 (equal to 4.8% of net sales).

        Although most production facilities have their own research and development teams, a major portion of our research and development focus is centralized in Limoges, France, and Varese, Italy. As of September 30, 2002, approximately 1,550 employees in approximately 20 countries were involved in research and development, of which over 50% were based in France, almost 25% in Italy and the remainder in other countries.

Variations in Exchange Rates

        A large portion of our subsidiaries outside France operate in countries with currencies other than the euro. Approximately 40% of our net sales in 1999, 2000 and 2001 were denominated in currencies other than the euro, most significantly the dollar and the British pound. As a result, for the periods covered by this document, our consolidated operating results were affected by fluctuations in the exchange rates between the euro and such other currencies.

        In order to prepare our consolidated financial statements, we must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause the level of expenses to increase with respect to its net sales.

        We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flow data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under "Other revenues (expenses)." For further details, see note 17 (b) to our audited and unaudited consolidated financial statements.

        The table below sets forth the average daily value of the dollar and the British pound against the euro during the calendar years 1999, 2000 and 2001.

	Average interbank rate in euro (Source: Oanda)
	1999	2000	% change from 1999	2001	% change from 2000	9 months ended 9/30/2002
Dollar/euro	0.9392	1.0850	+15.5%	1.1170	2.9%	1.0818
British pound/euro	1.5191	1.6425	+8.1%	1.6091	-2.0%	1.5984

        We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. See note 1(l) to our audited consolidated financial statements. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries' respective local currencies. We do not currently hedge the net assets of our subsidiaries and, as of September 30, 2002 had not hedged transactions with our subsidiaries. See "Quantitative and Qualitative Disclosures About Market Risks."

Differences between French GAAP and US GAAP

        Our audited consolidated financial statements have been prepared in accordance with French GAAP which differ in certain significant respects from US GAAP.

        The principal difference impacting the determination of our net income under US GAAP compared with French GAAP results from consolidating the results of certain entities relating to our subordinated securities. The principal impact of this difference on the income statement is to adjust interest income by €23 million, €7 million and €3 million as of December 31, 1999, 2000 and 2001, respectively, and to decrease net income by €8 million, €10 million and €4 million, respectively, in 1999, 2000 and 2001. The principal impact of this difference on the balance sheet is to increase non-current assets by €523 million, €538 million and €558 million as of December 31, 1999, 2000 and 2001, respectively, and to increase long-term borrowings by €364 million, €397 million and €436 million as of December 31, 1999, 2000 and 2001, respectively.

        In addition, our French GAAP financial statements are also affected by certain other differences from US GAAP, which are summarized below.

  Reclassifications

        The following reclassifications are required under US GAAP:

  •
  a reclassification of certain cash discounts granted to customers (reclassified from non-operating expense to a reduction of net sales), for a total amount of €25 million, €31 million and €39 million for each of the years ended December 31, 1999, 2000 and 2001, respectively;

  •
  a reclassification of certain taxes paid in Italy (reclassification from operating expense to income tax expense), for a total amount of €5 million for each of the years ended December 31, 1999, 2000 and 2001;

  •
  a reclassification of other expenses that are classified as non operating expenses under French GAAP and that are required to be included in operating income under US GAAP (principally restructuring charges).

  Depreciation of Schneider shares

        Under French GAAP, the shares of Schneider formerly held by us as a result of Schneider's public tender offer for the Legrand shares in 2001 were treated as marketable securities. However, as those shares were received in exchange for treasury shares held by Legrand, the entire transaction including the subsequent gains and losses is a treasury stock transaction and recognizing subsequent gains and losses in the income statement is inconsistent with the accounting treatment of a treasury stock transaction. In order to take into account this extraordinary situation and to be in compliance with the "true and fair" principle, we have recorded in accordance with French GAAP the unrealized losses (€21 million after taxes) at December 31, 2001 as a direct charge to equity. In accordance with US GAAP, these shares were recorded as marketable securities and we recorded additional interest expense, net of taxes, of €21 million.

  Italian tax (EITF 93-16)

        The Italian tax law No. 342 allowed firms to revaluate their assets retroactively as of January 1, 2001. Therefore, a deferred tax asset has been booked in the French GAAP accounts and a provision is required as long as the actual tax law did not confirm the use of those tax assets. Under US GAAP, as those gains are taxable when distributed, a distribution tax is booked. The difference between the provision booked in the French GAAP accounts and the one booked in the US GAAP consolidated accounts amounts to €6 million (additional expense) as of December 31, 2001.

        For more detailed discussion on the differences between French GAAP and US GAAP as applied to our financial statements, see note 28 to our audited consolidated financial statements.

  Accounting for goodwill

        During the nine months ended September 30, 2002, we recorded an additional US GAAP difference to reverse the goodwill amortization expense recorded under French GAAP. Under SFAS 142, goodwill is no longer amortized but will be assessed for impairment on an annual basis and whenever events and circumstances indicate that the carrying value of goodwill may not be recoverable. Accordingly, goodwill attributable to our acquisitions will not be amortized for US GAAP purposes.

        For a more detailed discussion on the differences between French GAAP and US GAAP as applied to us, refer to note 28 to our audited consolidated financial statements and the notes to our unaudited consolidated financial statements.

Critical Accounting Policies

        The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by us in preparing our consolidated financial statements is included in note 1 to our audited and unaudited consolidated financial statements.

  Goodwill and Other Intangible Assets

        We have made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Under US GAAP in effect through December 31, 2001, the assets were amortized over their estimated useful lives.

        In July 2001, the FASB issued SFAS 141 and SFAS 142 (collectively "SFAS 141/142"). SFAS 141/142 establish new accounting and reporting standards for goodwill and other non-amortized intangible assets. In particular, SFAS 141/142 replace the amortization of these items over their estimated useful lives by an impairment test based on the item's estimated fair value. Other intangibles that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. SFAS 141/142 are effective for us from July 1, 2001 for new acquisitions and from January 1, 2002 for acquisitions previously made.

        The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated financial condition and results of operations.

        Fair value is based either on the quoted market price in an active market for the asset, if available, or in the absence of an active market on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

        We applied the impairment test set forth in SFAS 141/142 for all goodwill amounts recorded by us as of December 31, 2001, using the following assumptions and parameters:

  •
  a weighted average capital cost of 7.40%;

  •
  a growth rate beyond the specifically forecasted period of 2.00% per year for our discounted future cash flow analyses; and

  •
  that 2001 reflected a temporary decline in the economy and in our markets and that a recovery would occur after 2002.

        Further to these estimations of the effect of the application of SFAS 141/142 and based on the assumptions above, no significant impairment of the goodwill has been assessed as of December 31, 2001.

  Accounting for income taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance, and there are uncertainties regarding our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our consolidated financial position and results of operations.

        Our net deferred tax assets as of September 30, 2002 totaled €115 million.

  Accounting for special purpose entities

        There are special purpose entities (the "SPVs") connected to the TSDIs issued by Legrand, and which have outstanding loans. Under French GAAP, the SPVs are not required to be consolidated. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the TSDIs and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities (€246 million, €208 million and €170 million as of December 31, 1999, 2000 and 2001, respectively) in place of the existing TSDIs debt recognized in the French accounts (€326 million, €287 million and €244 million as of December 31, 1999, 2000 and 2001, respectively);

  •
  Recognition of the forward receivable and payable due by and to a third-party bank to and by the special purpose entities as the netting of those obligations and assets in the balance sheet is not allowed by FIN 39 rules. The value of the asset carried in the balance sheet corresponds to the accreted value of the interest bearing deposit. The value of the liability corresponds to the present value of the nominal amount of the TSDIs. Amendments entered into between the SPVs and a third-party bank in December 2002 will result in the de-recognition from the balance sheet of these assets and liabilities as of December 31, 2002; and

  •
  Recognition of certain derivative financial instruments at fair value in the group's balance sheet with changes in fair value recognized in the statement of income.

        Considering all of the effects outlined above, the principal impact of this difference on the income statement is to adjust interest income by €23 million, €7 million and €3 million for each of the years ended December 31, 1999, 2000 and 2001, respectively, and to decrease net income by €8 million, €10 milion and €4 million, respectively, in 1999, 2000 and 2001. The principal impact of this difference on the balance sheet is to increase non-current assets by €523 million, €538 million and €558 million as of December 31, 1999, 2000 and 2001, respectively, and to increase long-term borrowings by €364 million, €397 million and €436 million as of December 31, 1999, 2000 and 2001, respectively.

New US GAAP Pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        We adopted SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

        The adoption of SFAS 144 on January 1, 2002 did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. We adopted SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has not yet assessed the impact of the adoption of SFAS 146 on our consolidated financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003.

        We have not yet determined what impact, if any, adoption of FIN No. 46 will have on our consolidated results of operations, financial position, or cash flows.

Financial Risk Management

        Legrand's financial risk management focuses on the major areas of credit risk, market risk and liquidity risk.

        The overall objective of our treasury policy is to identify, evaluate and hedge financial risk. Legrand aims to minimize the adverse effects caused by exposure to financial risk on the profitability of the underlying business and thus on the Company's financial performance.

        Legrand's treasury policy provides principles for overall financial risk management and provides specific operating policies for areas such as interest rate risk, foreign exchange risk, commodity risk, use of derivative financial instruments and investing excess liquidity. Legrand's policy is to abstain from transactions in financial instruments of a speculative nature. Consequently, all transactions in financial instruments are exclusively for the purposes of managing and hedging interest rate, foreign exchange and commodity risk.

  Market risk

        Market risk is the risk of loss arising from adverse movements in market rates and prices such as interest rates, foreign exchange rates and commodity prices.

  Foreign exchange risk

        We operate internationally and are thus exposed to foreign exchange risk arising from various foreign currencies. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which we operate. We also use forward foreign exchange contracts and currency swaps to manage exposures to foreign exchange risk.

        The third phase of EMU, which took effect on January 1, 1999, resulted in bilateral conversion rates between national currencies of EMU countries and the euro becoming irrevocably fixed. Approximately 40% of the Company's net debt, 60% of our sales and 70% of our operating income before amortization of goodwill are denominated in currencies that were replaced by the euro, which provides a natural hedge against foreign exchange risk.

        Based on those figures, we estimate that, all other things being equal, a 10% increase in the exchange rate of the euro against all other currencies in 2001 would have resulted in a decrease in our sales of approximately €124 million and a decrease in our operating income of approximately €14 million.

  Interest rate risk

        Interest rate risk arises mainly through interest bearing liabilities paying fixed rates and from differences in the interest rate basis on floating rate assets, principally marketable securities and liabilities. We enter into interest rate swaps to convert most of our liabilities into floating rate instruments subject to the use of purchased interest rate caps which limit the extent of our exposure to increases in the floating rate of interest. The hypothetical loss in the fair value of financial instruments denominated in foreign currencies at year end 2001 consequent to a 10% increase in interest rates was not material.

        We estimate that a 10% increase in interest rates in 2001 would have resulted in a decrease in our net income before taxes of less than €10 million.

        Under the interest rate hedging swaps entered into by us in connection with the TSDIs and the Yankee bonds, we are required to post collateral if the valuation agent on any given valuation date establishes, on a mark-to-market basis, that the counterparty's exposure to the credit risk of Legrand exceeds then posted amounts. Following the Acquisition, Legrand deposited €76 million in an account pledged to a counterparty. Legrand also deposited a further €74 million in an account with the facility agent for the Senior Credit Agreement which may be used to cover additional collateral obligations. It is possible that we may be required to provide additional cash collateral exceeding amounts already on deposit. Any further requirement to post cash collateral will be entirely driven by fluctuations in interest rates and not any further change in Legrand's credit rating.

        In order to manage our exposure to fluctuations in interest rates, Legrand has hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for the swap agreements, the effective interest rates amounted to 7.4% per year in 1999, 8.4% per year in 2000 and 9.2% per year in 2001, of the average residual carrying value of the TSDIs. See note 12 to our audited consolidated financial statements for a table of the amortization of the residual carrying value.

        We have hedged our obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The settlement dates for net amounts to be paid or received under the swap agreement are the same as the interest payment dates on the Yankee bonds. Taking into account the swap agreement, the effective interest rate of the Yankee bonds is LIBOR plus a margin of 0.58% per annum.

  Commodity risk

        We are exposed to commodity risk arising from changes in the prices of raw materials and periodically use forward contracts to hedge our commitments to purchase raw materials. We had no commodity related forward contracts outstanding at December 31, 2001. Approximately €400 million of our purchases for 2001 related to raw materials, resulting in market risk. While a 10% increase in the price of all of these raw materials would result in a theoretical increase of these costs by approximately €40 million on an annual basis, we believe that, circumstances permitting, we could increase the sales prices of our products in the relative short term so as to mitigate the effect of such increases.

        See note 21 to our audited consolidated financial statements for further information on market risk.

  Credit risk

        See note 21(e) to our audited consolidated financial statements for a discussion of credit risk.

  Liquidity risk

        We view the essential elements of liquidity risk management as controlling potential net cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diverse range of sources. These elements are underpinned by a monitoring process at the Legrand level.

H.  OUR BUSINESS

Our company

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks used in residential, commercial and industrial buildings. We are a "pure-play" operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment—to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 75 years ago and market our products under widely recognized brand names, including Legrand and BTicino. We are headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in over 55 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which accounted for more than 60% of our net sales (by destination) in each of our last three fiscal years and in the nine month period ended September 30, 2002.

        Based on sales of products which are the same as or similar to those offered in our catalogs, we estimate the aggregate worldwide market for those products to be approximately €50 billion. Although we face competition from a number of large, multinational operators, the worldwide market remains highly fragmented, with more than 50% of worldwide net sales made by small, often local, competitors, each with less than a 1% market share. Based on our 2001 net sales, we believe that we have an approximate 6% share of the worldwide market. We estimate that Europe represents approximately 35% of the worldwide market, that the United States and Canada together represent 35%, and that Asia and the remaining countries in the world represent 20% and 10%, respectively. In our principal geographic markets, including France, Italy and the United States, we have leading market positions in key families of products.

        We manufacture more than 130,000 catalog items grouped into approximately 80 product families. We are increasingly focused on providing our customers with integrated systems and total solutions across our product groupings. We serve the following five principal business areas:

          End-user power control.    We believe that we have a leading position in the worldwide market for the manufacture of end-user power control products. For example, we believe we are the global market leader in switches and sockets with an estimated market share of approximately 18% based on our net sales in 2001. We also believe that we are the only manufacturer of end-user power control products that addresses all major standards in the world. End-user power control products include switches, power sockets and other products that enable end users to control the flow of electricity at home or in the workplace, including thermostats, dimmers, infrared switches and other building automation products.

          Power protection products.    We believe that we are one of the principal manufacturers of power protection products for the European and South American markets. Power protection products include fuses, circuit breakers, distribution boards, electrical cabinets and other products that protect individuals, appliances and electrical systems from power surges.

          Power distribution and wire management.    We believe that we are a leading manufacturer of power distribution and wire management products. For example, we believe we are the global market leader in cable management systems with an estimated market share of approximately 16% based on our net sales in 2001. Power distribution and wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings.

          VDI, communications and security.    We believe that we are one of the principal manufacturers of several voice, data and image applications (known as VDI), communications and security product families for the European market. For example, we are the European market leader in audio and video entry phones with an estimated market share of approximately 20% based on our net sales in 2001. The VDI, communications and security category includes VDI for computer and telephone systems as well as audio and video entry phones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

          Industrial electrical products.    We believe that we have strong market positions for a number of our industrial electrical products in the French and Italian markets. Industrial electrical products include heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications.

        More than 95% of our net sales in 2001 were made to electrical hardware and equipment distributors. These distributors in turn sell our products principally to electricians and building contractors, as well as to retail hardware stores. As a result, demand for our products is determined principally by demand from electricians and building contractors, with end users and specifiers, such as architects and engineering companies, also influencing demand. Our marketing focus is therefore on consistently providing customers with a full range of reliable products and systems within a broader "push and pull" strategy. On the "push" side, we maintain a close relationship with electrical hardware and equipment distributors, focusing on product availability, just-in-time delivery and simplifying and expediting ordering, stocking and dispatching our products. On the "pull" side of this strategy, we seek to develop and sustain demand for our products by actively promoting them to electricians, building contractors, specifiers and end users, focusing on providing training, practical technical guides and business software applications and ensuring reliable and readily available product supplies.

Our Key Strengths

        We believe that we benefit from the following competitive strengths:

Leading global market positions

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks in buildings, with offices, production facilities and/or distribution subsidiaries in over 55 countries and sales to more than 160 national markets. By focusing on a "pure-play" strategy and developing and maintaining our strong brands, we have established a worldwide market presence and powerful local positions in a number of geographic markets for key product families. For example, in end-user power control, we believe that we offer the only product range that addresses all major standards in the world, and we estimate that we held approximately 18% of the world market in switches and sockets in 2001. Similarly, in cable management systems, we estimate that we held approximately 16% of the world market in 2001, while in audio and video entry phones, we estimate that we held approximately 20% of the European market in 2001. The strength of our global presence and our established local relationships with industry players enhance our ability to launch new products in existing markets, to respond quickly to changing local needs and to play a proactive role in the development of new products and value-added solutions across our geographical markets.

High and stable EBITDA margins

        We benefit from high and stable EDITDA margins. Our reported EBITDA margins for 2001 and the nine months ended September 30, 2002 were 20.3% and 21.0%, respectively, and, since 1991, our annual EBITDA margins have averaged 21.7% (with annual EBITDA margins ranging from 19.8% for the year ended December 31, 1991 to 23.2% for the year ended December 31, 1994). We attribute the relative stability of those EDITDA margins to the diversity of our geographic product and end-user markets (which include both the new construction and the renovation markets).

Barriers to entry

        We believe our market positions benefit from significant barriers to entry. These include: (i) customer loyalty and preference for well-recognized brands, particularly those associated with reliability, quality and ease of installation and use; (ii) customer preference for a comprehensive range of products which can be easily integrated into systems and which helps reduce the cost, delay and risk involved in purchasing from multiple suppliers; (iii) differing local electrical standards, regulations, aesthetic preferences and installation features, which require new entrants to develop local market knowledge and establish relationships with numerous local wholesale distributors, architects, builders, electricians and end users; and (iv) technological expertise required to develop and enhance innovative products and solutions.

Strong brand recognition and product loyalty

        We have two key global brands, Legrand and BTicino, a multitude of leading local brands and numerous products which benefit from strong market positions. We believe that brand and product loyalty are key strengths. We maintain and leverage brand recognition and product loyalty by employing our "push and pull" marketing strategy, maintaining close contact with electricians, building contractors and architects, and focusing on the quality, reliability and safety of our products and systems, together with the ease and speed of installation and maintenance. We believe that the strength of our brands and products has been a barrier to entry and has helped us to maintain leading market positions. It also facilitates new product launches and market initiatives in areas where we have less established market positions.

Extensive product range

        Our extensive product range of more than 130,000 catalog items enables us to offer (often in the form of integrated systems and solutions) a significant proportion of all products necessary to install low-voltage electrical installations and information network systems in buildings. This product breadth, in turn, enables our customers (electricians and building contractors) to avoid the additional cost, delay and risk which may be involved in purchasing from multiple suppliers. In addition, we are one of the few manufacturers that offers products adapted to most principal national markets, where variations in product installation methods, end-user preferences and regulatory requirements applicable to installation and functionality cause significant differences in products.

Technological leadership

        We commit significant resources to product research and development and have a proven track record of developing new and enhanced products with improved functionality and reliability. During our last five fiscal years, we have spent 4% to 5% of our net sales on research and development (4.4% for 2001 and 4.5% for the first three quarters of 2002) and dedicated close to one-third of our capital expenditure to support new products. In 2001, approximately 37% of our net sales were generated by products less than five years old, with sales of those products representing approximately 53% of our net sales in Spain, 41% of our net sales in Italy, 40% of our net sales in France, 25% of our net sales in each of Germany and the United States (excluding Ortronics which exclusively sells VDI products that generally evolve more quickly than our other products) and 19% of our net sales in the United Kingdom. We also have developed proprietary automated manufacturing processes (such as custom-designed molds, machine tools and automated assembly equipment) which help to reduce our operating costs and improve our profitability.

Strong and incentivized management

        The eleven members of Legrand's senior management responsible for day-to-day operations of Legrand have, on average, more than 20 years of experience in the low-voltage products and related industries. Our management team is led by François Grappotte, Chairman and Chief Executive Officer of Legrand, Olivier Bazil, Vice Chairman and Chief Operating Officer of Legrand and Gilles Schnepp, Chief Operating Officer of Legrand, who have been with Legrand for 20, 30 and 14 years, respectively. They have a proven track record of managing organic growth as well as successfully completing and integrating acquisitions. In addition, together with the other members of the management team, they have a significant equity stake in our business following the Acquisition.

Strong sponsorship

        We expect to benefit from the expertise, relationships and investment experience of Kohlberg Kravis Roberts & Co. L.P. ("KKR") and Wendel Investissement ("Wendel").

        KKR is a leading investment firm with significant investment experience in the electrical products and related industries. Over the past 26 years, KKR has invested approximately $18 billion in over 100 acquisitions with a total value in excess of $100 billion. KKR's investments in related industries include Amphenol Corporation, a global designer, manufacturer and marketer of connectors, cable and interconnect systems and Zumtobel AG, a European manufacturer of lighting components, fittings and systems for the commercial, industrial, and public sector markets.

        Wendel, a Euronext Paris-listed investment company, was formed pursuant to a merger of Compagnie Générale d'Industrie et de Participations S.A. and Marine-Wendel S.A. Wendel has a market capitalization in excess of €1.4 billion as of January 15, 2003. Wendel's investments include Cap Gemini Ernst & Young, Valeo, Bureau Veritas, bioMerieux, Trader Classified Media, Oranje Nassau and Wheelabrator Allevard.

        The other equity investors in the Acquisition include WestLB AG, HSBC Private Equity Ltd., equity funds managed by affiliates of The Goldman Sachs Group Inc., the Verspieren and Decoster families (the founding families of Legrand) and certain members of the management of Legrand.

Our Strategy

        Our objective is to continue to achieve profitable revenue growth and improvements in operating efficiency. The key components of our strategy are as follows:

Continuously broaden and enhance our product range

        We maintain a firm commitment to new product development. Since 1996, we have undertaken a number of significant new product range launches, including the Galea, Creo, Tenara, Structura, Sagane, Living International and Light ranges of switches and sockets, the Lexic and BTdin ranges of circuit breakers, cabinets and enclosures, the DPX and Megatiker lines of molded case circuit breakers, the BTnet range of VDI products and the Sfera line of video house porters. In addition to launching new product ranges, we intend to regularly enhance our existing product ranges to offer improved quality and performance as well as new functionality and to adapt existing products to evolving local standards and additional national markets.

        We also aim to capitalize on cross-selling opportunities. For example, we are seeking to increase our presence in the VDI and domotics markets, the latter of which comprises long-distance control systems for home appliances. Increasing sales of these systems would provide us with opportunities to sell not only the control equipment, but also related equipment, such as wire management products, switches and sockets, in an integrated system.

        We are also increasingly focused on developing new products that share the same platform or operating mechanism and can be easily adapted to local markets. For example, our Galea, Creo, Tenara and Structura switches and sockets are designed for use across the principal ten European countries influenced by German standards by sharing the same operating mechanisms but using different cover plates.

Continue to put marketing and customer service first

        Maintaining, expanding and leveraging our brand and product loyalty are central to our strategy. We intend to leverage brand loyalty in both established and less established markets to roll-out new products and market initiatives. We intend to do so by, among other things, providing training to electricians and building contractors locally and at our Innoval international training center in Limoges, France in programs designed to expand installers' expertise and to introduce new Legrand products and installation methods. We also will continue providing practical and detailed technical guides, including through on-line sites and business software applications. In addition, we generate loyalty among electricians and contractors by providing reliable product supplies.

Continue to achieve profitable revenue growth

        We intend to leverage our competitive advantages to continue to achieve profitable organic revenue growth within our existing geographic markets and to penetrate new geographic markets. We believe that both less-developed and developed regions of the world offer attractive revenue growth opportunities arising out of the installation of electrical equipment and information networks in new buildings, the upgrading traditional applications and the introduction of new applications to increase safety, comfort and energy savings, and the ongoing development of communications technology. In addition to focusing on organic growth, we intend to continue to pursue selective acquisitions, with a focus on smaller complementary acquisitions, such as local manufacturers that give us access to new technologies, complementary product lines or geographic market opportunities or give rise to synergies with our existing operations.

Continue to improve operating efficiency

        We remain committed to improving our operating efficiency. For example, we aim to decrease the number of product platforms in order to reduce manufacturing costs. Our goal is to establish product platforms which can be used to produce a number of different products which share common components. In addition, we aim to increase the percentage of raw materials we purchase at the group level from the current 40% to 60% of our total purchases. We intend to implement this strategy where we judge that cost savings can be achieved without loss of quality. As part of a company-wide organizational initiative that we launched in 2001, we also intend to increasingly implement a "make or buy" analysis on a group-wide basis, and will consider outsourcing production where we judge that cost savings can be achieved without losing key intellectual property expertise or quality. In addition, we will consider selectively relocating production activities to existing facilities located in countries with lower production costs, as we have done recently with relocations to Hungary and China.

Focus on de-leveraging

        One of our key priorities is to reduce our debt levels. To do so, we will aim to maximize our cash flows available for debt reduction through (i) management of capital expenditure in line with our capital exenditure goals described elsewhere in this document, (ii) an ongoing focus on management of our working capital and (iii) implementation of the initiatives to improve operating efficiency described above.

Our Markets

        Based on sales of products which are the same as or similar to those offered in our catalogs, we estimate the aggregate worldwide market for products and systems for low-voltage electrical installations and information networks used in residential, commercial and industrial buildings is approximately €50 billion. Although we face competition from a number of large, multinational operators, the worldwide market remains highly fragmented, with more than 50% of worldwide net sales made by small, often local, competitors, each with less than a 1% market share. Based on our 2001 net sales, we believe that we have an approximate 6% share of the worldwide market. We estimate that Europe represents approximately 35% of the worldwide market, that the United States and Canada together represent 35%, and that Asia and the remaining countries in the world represent 20% and 10%, respectively.

        The market for products and systems for low-voltage electrical installations and information networks in buildings is highly fragmented, partly due to different technical standards, norms and user customs for some product families. Historical moves toward greater standardization of these products have not met with success, even within the EU. This lack of standardization is due principally to the significant expense—and the limited benefit—associated with replacing the installed base of electrical systems in existing buildings, through which electricity is supplied. As a result of demand for products meeting differing national standards and practices, a significant share of the market for products and systems for low-voltage electrical installations and information networks in buildings has traditionally remained in the hands of small local manufacturers that are in close contact with installation professionals in their local market.

        With certain exceptions such as the United Kingdom, we believe that our principal markets are characterized by the relative lack of commoditization of electrical products. In general, demand for products and systems for low-voltage electrical installations and information networks in buildings is based on factors that enable the installer to work efficiently (such as quality, reliability, ease of installation and safety) and on factors designed to appeal to the end-user (such as functionality, design, appearance and ease of use) rather than simply on price. As a result, we believe that the electrical products market presents opportunities for revenue growth for manufacturers that are able to enhance the features of their products.

        Even though growth in the worldwide market for products and systems for low-voltage electrical installations and information networks in buildings depends principally on economic conditions, we are relatively resilient to down cycles because conditions in different countries and regions and in different sectors within such countries and regions, such as the housing market (private and public) and the commercial buildings market, may allow a company with a worldwide presence in each of these market sectors to compensate for adverse economic cycles in particular countries, regions or sectors with strong economic cycles in others.

        We believe that we are relatively resilient to down cycles as a result of our diverse product offering for different markets and our worldwide presence, which limits our exposure to any single market or region. For example, 57% of our consolidated net sales in 2001 were generated by the commercial and industrial buildings market and the remaining 43% generated by the housing market (private and public). In addition, 40% of our consolidated net sales in 2001 were generated in the new buildings market and 60% were generated in the renovation market, which management believes is less cyclical. We also have a diverse geographical presence with sales in over 160 countries and approximately 74% of our consolidated net sales by destination generated in 2001 in countries other than France and approximately 39% in countries outside of Europe.

        In addition, our markets display the capacity for further growth in the medium term as less developed countries roll out their electrical and information networks while building owners in more developed countries upgrade their networks to offer increasing functionality. For example, we believe that the United States and Canada account for approximately 35% of our overall market and 50% of the VDI market. We believe that there is potential for growth in the worldwide VDI market if countries in the rest of the world follow the medium term demand trends exhibited in the United States and Canada.

Organizational structure

        We operate manufacturing and/or distribution subsidiaries and offices in over 55 countries and sell our products in more than 160 different national markets. We report our results in the following five geographic segments, based on region of production:

  •
  the France segment, which represented approximately 30% of our consolidated net sales in 2001 and where 9,570 of our employees were located at year-end 2001. Approximately 70% of the net sales recorded by the France segment related to products manufactured and sold in France, while the remainder related to export sales by subsidiaries located in France.

  •
  the Italy segment, which represented approximately 18% of our consolidated net sales in 2001 and where 3,128 of our employees were located at year-end 2001. Our largest subsidiary in Italy is BTicino, which operates manufacturing and distribution facilities located in different regions of Italy, as well as elsewhere in Europe (principally Spain, Belgium and Germany), Latin America (Mexico, Chile, Venezuela, Peru and Costa Rica) and Asia (Thailand). Sales by facilities located outside of Italy are recorded by the segments corresponding to the respective geographic region.

  •
  the Rest of Europe segment, which represented approximately 16% of our consolidated net sales in 2001 and where 4,772 of our employees were located at year-end 2001. Our principal operations in European countries other than France and Italy are located in Belgium, Poland, Portugal, Spain and the United Kingdom.

  •
  the United States and Canada segment, which represented approximately 24% of our consolidated net sales in 2001 and where 3,441 of our employees were located at year-end 2001. Our largest subsidiary in the United States and Canada segment is Wiremold, which operates manufacturing and distribution facilities located in different regions of the United States and Canada, as well as in China, the United Kingdom and Poland. Sales by the facilities located outside of the United States and Canada are recorded by the segments corresponding to the respective geographic region.

  •
  the Rest of the World segment, which represented approximately 11% of our consolidated net sales in 2001 and where 6,235 of our employees were located at year-end 2001. Our principal operations in other countries are located in Brazil, India, Mexico and South Korea.

        In October 2001, two weeks after the European Commission's decision to require Schneider to divest its shareholding, our management launched an organizational initiative to:

  •
  maintain our country-based organization;

  •
  regroup our facilities into five industrial divisions, reflecting our five product groups, to optimize the Group's manufacturing and research and development resources;

  •
  form Group-wide teams to focus on specific Group-wide initiatives and projects, such as a VDI team and a commercial strategy team; and

  •
  appoint a Legrand executive committee to systematize the coordination of various functions of the Group, such as marketing, commercial and industrial, human resources, logistics and finance.

        Our international business is structured on a decentralized, entrepreneurial basis, with local managers urged to manage local operations using an approach sometimes characterized as "manage it as if it were your own company." As a result, our subsidiaries and local operations are given significant latitude to manage the Group's business locally and to organize personnel policies. We believe that this approach motivates managers and employees, and increases our responsiveness to the needs and changes of local markets.

        This approach is characterized by a close integration of subsidiaries that is the result of our historic focus on one core business activity pursuant to which the various local subsidiaries exchange their knowledge, areas of expertise, components and finished and semi-finished products. Some subsidiaries, such as Ortronics (USA) and Arnould (France) for VDI products, Antibes (France), Bergame and Varese (Italy) for power protection products and The Watt Stopper (USA) for automated lighting, act as centers of expertise for the Group as a whole. In addition, we have put in place a series of teams across the Group to coordinate and streamline policies in areas where we believe that a Group-wide approach would lead to greater efficiency, such as manufacturing and research and development activities. We believe that a global approach in these fields could lead to greater efficiency. These teams have broadened and strengthened as part of the organizational initiative launched in October 2001. See "Our Business—Manufacturing and other property, plant and equipment."

        In addition, management exercises strong strategic, marketing, product development and financial controls at the Group level. Annual budgets and the strategic parameters of local operations are set by our central management, and are reviewed regularly in order to monitor and improve performance.

Products

        We offer more than 130,000 catalog items, grouped into 80 product families. These product families can be divided in turn into our five principal product groups. Part of our strategy is to reduce the number of product platforms in order to reduce manufacturing costs. Each product platform may then be used for the production of a number of specific products sharing common components. The following three characteristics are a priority for our product development:

  •
  Quality, reliability and total safety,

  •
  Simplicity, ease and speed in installation, and

  •
  Integration, which is the ability to link products together into a system.

        We market the products contained within our five principal product groups across all our major geographic markets. In France and Italy, which have historically been our major markets, we sell almost a full range of products belonging to our 80 product families. In other geographic markets, we offer more restricted product ranges.

End user power control

        We produce a broad range of switches, power sockets and other products that enable end-users to control the flow of electricity in the home or workplace. These products range from basic electrical "on-off" switches and wall sockets to thermostats, dimmers, switches activated by infrared presence detectors, and electro-mechanical and electronic time switches.

        We maintain a firm commitment to new product development, including increasing the number of products that share the same platform and can be adapted to different functionalities or local markets. For example, in late 1999 and early 2000, we launched the Galea, Creo, Tenara and Structura lines of the Athena product range of switches and sockets. These product lines are targeted at the principal countries in Europe that are influenced by the German standard. They share the same operating mechanisms but use different cover plates, feature up to 180 functions for use in both commercial buildings and homes, and offer strong aesthetic qualities.

        We also aim to offer products that cover all segments of the end-user power control market. For example, in France, our product range includes the Neptune, Mosaic 45 and Sagane product lines, each of which has been upgraded over the years to offer new functions.

        The Neptune range, a basic one-piece fitting with a claw mounting mechanism that fits into a standard recessed wall box, is a standard fitting in public housing.

        The Mosaic 45 line, introduced in 1993, provides approximately 130 functions ranging from simple switches to coded keypad switches, programmable time switches, and detectors for use in security alarms and remote controls. Mosaic 45 is designed to be fully compatible with a number of our power distribution products, communications fittings and security devices, and management believes it has become a standard fitting in the commercial sector.

        Sagane, launched in 1997, is a complete line of electrical fittings with strong aesthetic qualities that offers numerous functions. Sagane is targeted principally at the housing market. Sagane reflects our strategy of "trading-up" to value-added products using a single operating mechanism but many different cover plates.

        Similarly, in Italy, BTicino's Living International and Light ranges, introduced in 1996, offer a wide range of functions including anti-intrusion systems.

        Other product lines with enhanced functions and design introduced recently in the end-user power control product group include Plexo 55s in France, Trademaster in the United States, Quincino in Mexico and Pial+ in Brazil.

Power protection products

        Power protection products consist of fuses, circuit breakers, distribution boards, electrical cabinets, ground-fault circuit breakers and other products that protect people, appliances and electrical systems from power surges.

        In the circuit breaker market, we have steadily improved performance by developing circuit breakers with increased sensitivity and the ability to detect and respond to overloads, short circuits and power leakage from electrical systems. Our Lexic and BTdin ranges of circuit breakers, cabinets and enclosures were introduced in 1996 after less than three years of developing the products. In accordance with our strategy to cover multiple markets using one product platform, we had begun extending Lexic and BTdin by the end of 1999 from France and Italy to most of Western Europe and a number of national markets outside Europe. In addition, in accordance with our strategy to trade up to higher value-added functions, we have complemented these ranges with products having improved characteristics, such as a new compact four-pole ground-fault circuit breaker. This new circuit breaker helps to detect any electrical current leakage, especially in proximity to water, and its compact size helps contractors to reduce the size of the electrical cabinets.

        In 1998, we introduced DPX and Megatiker, new and more compact lines of molded case circuit breakers, which are the principal or "master" circuit breakers used to protect electrical circuits in commercial and industrial buildings. These products protect circuits up to 1,600 amperes. They were rolled out first in the French and Italian markets and then to most of Western Europe and a number of national markets outside Europe. In accordance with our strategy of facilitating handling by distributors and installation by electricians and contractors, we have limited the number of catalog items required for DPX and Megatiker by introducing more common components and standardized accessories.

Power distribution and wire management

        Power distribution and wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings. These items are designed to prevent potentially hazardous contact between electrical wires and cables and other electrical or mechanical equipment or any exposure of such wires and cables, which may pose a danger to end users. They are produced in a broad variety of sizes, colors, styles and materials. Our power distribution products are designed to provide a consistent level of security throughout power distribution networks, to separate low-voltage power current from information networks in buildings (such as cables for VDI networks), and to enable installers and end-users to interconnect quickly and easily with our other products. These products combine quality, safety. reliability, aesthetics and adaptability to changes to the work environment. Within this product group, we offer various products designed specifically for the requirements of particular industries or businesses, such as our range of specialized baseboards and ducts for use in hospitals. This product group has been complemented by the acquisition of Wiremold in 2000, with operations in the United States, Canada, Poland, the United Kingdom and China.

VDI, communications and security

        This product group consists of VDI applications for computer and telephone systems, and other communications and security products such as audio and video entryphones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

        In the VDI sector, we offer a broad range of prewiring hardware for computer, telephone and video applications, such as a new high transmission rate RJ45 multimedia socket for data communication applications, and patch panels or VDI cabinets, which facilitate the organization of telephone and data networks in buildings. This range was complemented by the acquisition in 1998 of Ortronics, a US specialist in similar prewiring hardware. In addition, in 1999 the Btnet range of VDI products was introduced in Italy.

        In the communications sector, we offer a wide range of closed-circuit communications products such as audio and video entryphones and electric chimes for residential use. In 1998, we launched our Sfera line of video house porters for the French and Italian markets. Sfera features a fast scrolling electronic directory for apartment buildings, can memorize the last 12 visitors and can turn on the building light. Through BTicino, we have developed proprietary methods both for manufacturing these communication systems and for integrating an increasing number of functions through the expanded use of electronics.

        We have developed significant know-how in "smart" house systems known as "domotics." Through these systems, appliances and electrical functions are connected to a central unit that can be controlled at a distance, through the Internet or by fixed-line and cellular telephones. The end user is therefore able to regulate security, comfort and energy consumption remotely through fixed or mobile phones or the Internet. These systems provide us an opportunity not only to sell the control unit, but also to provide the related wire management products, switches and sockets in an integrated package. We are developing domotics systems through several of our subsidiaries. In France, we focus on terminals. In Italy at BTicino, we focus on communication systems. In the United States at the Watt Stopper, we focus on presence detectors and in the United Kingdom at Switchplan, we focus on programming and configurations. In 2000, we launched a "domotics" system for the French and Italian markets that connects the residential electrical installation to the telephone line, allowing the user to regulate numerous products such as switches, audio and video phones, security systems and electric shutters, remotely. In France, the system is called Omizzy and in Italy it is called "My Home."

        In the security sector, we offer fire and anti-intrusion alarm systems, smoke, water, heat and motion detectors, and emergency lighting equipment for homes, offices and other commercial properties. Our security systems are designed to permit rapid installation by the electrician and maximum flexibility, convenience and security for the end-user. At the same time, we focus on offering enhanced functions and performance improvements, such as, for example, "wireless" alarms, which do not need to have the detectors physically connected to the central alarm unit, thus simplifying installation. Our emergency lighting units include automatic self-checking of batteries and bulbs, while in connection with the introduction of our new Type 1 fire alarm we offer full installation assistance under which our personnel work in conjunction with the installer from the planning stage through to completion of the installation, providing assistance with drawings, pricing and verification.

Industrial Electrical Products

        We offer a range of specialized products that meet various specific industrial needs, such as heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications. This product group includes the Hypra range of industrial sockets that is compatible with the International Electrotechnical Committee (IEC) standard.

        Another example of our products within this group is the industrial electrical cabinet. The Altis range features a complete matching range of standard and customized enclosures. For our Atlantic range of cabinets, we have developed the Cabstop connection plate, which enables cables to be slotted into the cabinet in a single movement without tools, while securing cables as firmly and providing weather-proofing as effective as with more complicated cable glands.

Marketing and Distribution

        We sell our products in more than 160 countries, with significant sales in France, Italy, the United States and, to a lesser extent, other European countries, Latin America and Asia. Our financial reporting structure is organized in five geographic segments, based upon region of production and not on where the products are sold. In order to provide investors with information on where the products are sold, the table below shows a breakdown of our consolidated net sales by destination for 1999, 2000 and 2001, which differs from the breakdown of our consolidated net sales recorded by geographic segment used for purposes of our financial reporting. As a result, these figures have been derived from our consolidated net sales by segment, as restated to account for products manufactured in one geographic segment and sold in another geographic segment.

	Consolidated net sales by destination (unaudited)
	Year ended December 31,						Nine months ended September 30,
	1999		2000		2001		2001		2002
	(€ in millions, except percentages)
France	795	34.6%	823	29.4%	815	26.3%	610	26.2%	598	26.5%
Italy	484	21.0%	539	19.2%	556	18.0%	421	18.1%	429	19.0%
Rest of Europe(1)	391	17.0%	453	16.2%	528	17.1%	392	16.8%	385	17.1%
United States and Canada	313	13.6%	573	20.5%	729	23.5%	563	24.1%	504	22.3%
Rest of the World(2)	317	13.8%	410	14.7%	468	15.1%	346	14.8%	340	15.1%

Total	2,300	100.0%	2,799	100.0%	3,096	100.0%	2,332	100.0%	2,256	100.0%

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        For information on our audited net sales and operating income by segment, See "Operating and Financial Review and Prospects."

Marketing initiatives

        Maintaining, expanding and leveraging brand and product loyalty are central to our strategy. More than 95% of our consolidated net sales in 2001 were made to electrical hardware and equipment distributors. These distributors in turn sell the products principally to individual electricians or contractors, as well as to retail hardware stores. As a result, demand for our products is determined principally by the extent to which individual electricians and contractors request our products from their distributors, and a major portion of our marketing efforts is directed towards this group.

        We employed approximately 3,600 sales and marketing staff worldwide as of September 30, 2002. Our sales and marketing staff maintains close contact with distributors, electricians, contractors and designers to improve market knowledge of our products, and provides a number of services directed specifically to each type of building industry professional.

        Our marketing focus is consistently providing customers with a full range of reliable products and systems within a broader "push and pull" strategy. On the "push" side, we maintain a close relationship with electrical hardware and equipment distributors, focusing on product availability, just-in-time delivery and simplifying and expediting ordering, stocking and dispatching our products. On the "pull" side of this strategy, we seek to develop and sustain demand for our products by actively promoting them to electricians, contractors, specifiers and end users, focusing on providing training, practical technical guides and business software applications and ensuring reliable and readily available product supplies.

        Electricians and contractors.    For electricians and contractors, the focus is on providing training, practical technical guides and business software applications and on ensuring reliable product supplies.

        We offer training programs to electricians and contractors locally as well as at our "Innoval" international training center in Limoges, France. These training programs are designed to expand installers' expertise and services to cover our new electrical equipment and new installation methods. The Innoval training center offers 30 separate hands-on programs in areas ranging from the wiring of electrical cabinets and fiber-optic cabling to installing emergency lighting systems and regulations applicable to the electrical installation business. The Innoval training center is fully automated and uses facilities that include movable workbenches, video and IT tools. Since its launch in 1999, the center has provided training programs to an average of 1,000 individuals per year. In addition, we offer training programs on a localized basis through initiatives in countries including the United Kingdom, Greece and Brazil.

        In France, we have established a series of seven websites for industry professionals, each directed at a separate category of business, from architects to self-employed electricians. After keying in their password, users have quick, easy access to regularly updated material that includes automatic selection charts, catalogs, design tools, order records and more. Our other electronic catalogs include the Catamaran product database and SpecPartner, a service provided by Pass & Seymour in the United States. We have commenced the establishment of a Group-wide software multimedia unit to coordinate our range of on-line guides and business software.

        Business software applications include XL-Pro software for electrical cabinet wiring. LabelMo labeling software for VDI networks, an "add up and sell" quotation package for self-employed electricians and a website provided by Ortronics in the United States that allows consultants and electricians to design a VDI network using a database that contains full specifications and diagrams, backed up by software which tests the compatibility of selected components and videos which illustrate more complex installation procedures.

        In addition, we ensure that our products are available in the long-term, thus enabling installers to replace or upgrade individual units with compatible equipment and without the need to reconstruct an entire electrical system.

        Electrical products distributors.    Initiatives aimed at distributors focus on constant product availability, just-in-time delivery and simplifying and speeding up the tasks of ordering, stocking and dispatching our products. We have focused on facilitating catalog use by providing electronic catalogs and reducing the number of catalog references, standardizing packaging sizes and appearance, and introducing innovative features such as pre-sorted deliveries.

        Examples of our initiatives include:

  •
  In France, many of our distributors have agreed to maintain priority stocks of certain of our products at all times. We, in turn, maintain large quantities of non-priority products in our finished goods inventory which, coupled with a computerized inventory control system, enables us to respond rapidly to distributors' orders. In emergency situations, our products not stocked by distributors can be delivered within 48 hours to any location in France through "Dispo-express," our own delivery service.

  •
  In the United States, Pass & Seymour receives inventory details from certain large distributors on a daily basis. When stock levels drop below a pre-defined level, new stocks are prepared and shipped immediately. Pass & Seymour also has an action plan which provides for the delivery of key products to distributors in the event of a natural disaster.

        End-users.    For end users, we actively promote our products through specific marketing and advertising campaigns emphasizing the design and functional aspects of our products, and through attractive, informative packaging and full information on new applications. For example, we have launched television advertising campaigns in Brazil, France and Italy.

Logistics, inventory management and distribution

        We strive to ensure timely product delivery while reducing inventory-carrying costs. To that effect, we have implemented industrial management methods such as Kanban and Manufacturing Resources Planning 2 (or "MRP.2"). We also focus on product design and manufacturing measures on an ongoing basis in order to increase the number of standardized components used in our products.

        In each market where we distribute our products, we maintain logistics, inventory management systems and distribution systems adapted to local market conditions. Our operating subsidiaries typically accept orders and ship products out of their own stock. These stocks include both products produced locally and products manufactured in other jurisdictions but distributed locally. We have implemented automated and computerized systems for many of our warehouses, as well as centralized inventory management. We opened a new 70,000 square meter logistics and distribution center in France near Paris in 2001. This center aims to serve the local market as well as distribute our branded products in other geographic markets, primarily in Europe. Through our new center, we aim to further enhance our services to distributors and installers with new features such as pre-sorted deliveries.

        Our subsidiaries operate on a decentralized basis, in accordance with our organizational strategy. For example, they are able to determine rebates and discounts within the limits of the strategic parameters set by our central management, and are reviewed regularly in order to monitor and correct performance. Our ratio of inventory value to consolidated net sales has declined from 19.3% at year-end 1990 to 15.0% at year-end 2001 mainly due to our various initiatives to streamline logistics and inventory management.

Principal customers

        Sales are made principally to electrical distributors, and are generally made on the basis of our standard terms and conditions for sales in each market. Our two largest customers are the French electrical wholesale groups Sonepar and Rexel. Sonepar and Rexel each accounted for approximately 15%, 15% and 13% of our consolidated net sales in 1999, 2000 and 2001, respectively. See "Risk Factors Relating to Our Business—Our business may be adversely affected by our reliance on our two largest distributors." Management believes that no other single customer or affiliated group of customers represented more than 5% of our worldwide consolidated net sales in 2001. The other main customers include FinDea SpA in Italy, Hagemeyer (principally in Europe) and Graybar, Wesco, Home Depot and Anixter in the United States.

Manufacturing and other property, plant and equipment

        We are seeking to optimize our manufacturing processes. For example, by increasing the level of specialization within each site according to particular technologies or product families, we intend to improve our efficiency and reduce our production costs, thereby enhancing profitability. We constantly seek solutions to increase productivity, particularly in periods of recession or of decreases in demand in our markets, such as regrouping production in particular sites or closing down production sites that are not profitable. For example, we have organized production of our Athena product line at a number of our manufacturing sites across Europe, with each manufacturing facility concentrating on a different component. To further these objectives, five industrial divisions reflecting our five product groups were created in October 2001. Since the commencement of the reorganization initiative in October 2001, we have suceeded in establishing specific teams and identifying the position of each of our sites in the new structure of our business. Currently the respective industrial divisions reflecting our five product groups are in the process of elaborating their respective strategic plans.

        As part of our increased attention to capital employed, we intend to increasingly implement a "make or buy" analysis on a group-wide basis. We will consider greater outsourcing of production where management judges that cost savings can be achieved without loss of key intellectual proprietary expertise or quality. Other initiatives include the aim to continue to selectively relocate some of our production to our existing facilities located in countries with lower production costs, as we have done recently with respect to relocation to Hungary and China.

        Our manufacturing plants, together with our headquarters, represent our major properties. We operate over 50 manufacturing sites and complexes in more than 20 countries around the world, most of which are located in rural areas and employ between 200 and 500 individuals per site. Our most significant production sites are located in France, Italy and the United States.

        In France, our main concentration of manufacturing sites is located near our headquarters in Limoges. We have additional manufacturing sites throughout France and, in particular in Normandy, Antibes and Pau. In addition, Arnould operates three manufacturing facilities in the south of France, which produce specialized and high performance fittings, such as telephone and computer sockets, Baco manufactures circuit breakers in northeastern France, Inovac and Planet Wattohm manufacture retail products and plastic cable ducts in central France and the Paris region, respectively, and URA manufactures emergency lighting units in western France.

        In Italy, BTicino's main manufacturing site is located in the Varese region of northern Italy, where we produce a broad range of residential and commercial end user power control fittings and power distribution equipment. Other manufacturing sites in northern Italy are dedicated to residential fittings, intercoms, entry-phones, molded-case circuit breakers and electrical cabinets. BTicino presently operates a total of six production plants in Italy. In addition, Legrand SpA operates two units in Italy and another subsidiary operates two additional units.

        In the Rest of Europe, we have manufacturing sites in Austria, Germany, Hungary, Poland, Portugal, Russia, Spain and the United Kingdom.

        In the United States and Canada, our main manufacturing sites are located in North Carolina and Connecticut, where we produce ranges of residential, commercial and industrial end user power control fittings as well as wire management products and VDI products. Other sites are located in California, Florida and West Virginia.

        In the Rest of the World, we have facilities in Australia, Brazil, Colombia, Costa Rica, Chile, China, Egypt, India, Iran, Mexico, Morocco, Peru, South Korea, Thailand, Turkey and Venezuela.

        Material manufacturing decisions are made at the group level with strong input from the product divisions generally. The decision-making process also depends on the size of the project and its importance to the group. Local management typically propose the range of products to be manufactured by each production site and the proposals are reviewed, harmonized and approved at the Group level. In order to respond to the specific demands of the national markets (with variations in national regulations, different voltages and electrical frequencies, and differences in installation techniques and product appearance), we manufacture our products on a decentralized basis and often we manufacture different products for each national standard. Decisions on plant expansion and major equipment replacement or modernization are made at the Group level.

        Management believes that our proprietary production technologies and know-how represent a significant competitive advantage, allowing the Group to mass-produce high quality products. We custom-design and frequently manufacture high efficiency molds, machine tools and automated assembly equipment for our own use. Processes used by us relate principally to product design and testing, the processing of metals, plastics and composite materials, product assembly and electronics. For example, we have acquired software to simulate distortion of plastic parts during molding and thus reduce product development time. Staff training also forms an important part of our focus on production technology and know-how.

Raw materials and suppliers

        Plastics and metals each account for approximately 40% of the raw materials consumed in manufacturing our products, with the balance principally reflecting packaging materials (15%). Over 50 types of plastics and varying grades and colors of such plastics are used in the manufacture of our different products, with specific plastics selected according to their physical properties and ability to meet requirements such as durability, heat and impact resistance and ease in molding and injection or bonding with other components. By volume, approximately 80% of the metals used by us are ferrous metals, and approximately 20% are non-ferrous metals, mainly brass and copper, used principally for conducting electricity, and aluminum. We also purchase certain finished and semi-finished electro-mechanical and electronic components for integration into our products such as closed-circuit video communications and sound diffusion products.

        We aim to increase the percentage of raw materials purchased at the Group level from the current 40% to 60%. This globalization will be implemented where management judges that cost savings can be achieved without loss of quality.

        We are not materially dependent upon any single supplier for raw materials or components used in the manufacture of our products, and management believes that raw materials and components essential to our operations are in adequate supply in all of our principal markets.

Research and Development

        During each of the years from 1990 through 2001, we spent between 4% and 5% (4.5% for the nine months ended September 30, 2002) of our consolidated net sales on research and development to support our strategy of launching innovative new product offerings through our catalog. In addition to research and development expenses, we spent on average 9.4% of our consolidated net sales on capital expenditures from 1990 through 2001 (although this decreased to 4.9% for the nine months ended September 30, 2002), principally for capital equipment necessary to develop new product lines, improve production efficiency and expand manufacturing capacity. For further information on research and development expenses, see "Operating and Financial Review and Prospects—Research and Development." We hold almost 4,500 patents some of which relate to the filing of the same or similar patented technologies in multiple jurisdictions.

        We employ approximately 1,550 staff in laboratories and development units in some 20 countries. Teams at Limoges (France) and Varese (Italy) coordinate our different subsidiaries that perform research and development and assist them in designing and implementing strategies for increasing productivity and planning. The regrouping of our product families into five industrial divisions pursuant to our organizational initiative launched on October 2001 is allowing us to make further advances in this coordination.

Competition

        We focus on the worldwide market for products and systems for low-voltage electrical installations and information networks in buildings—to the exclusion, for instance, of markets such as electricity generation or transmission, bulbs and lighting equipment, and electrical cabling. Management estimates that net sales in the markets in which the same or similar types of products available in our catalog are sold amounted to approximately €50 billion in 2001 worldwide.

        With annual sales of €3.1 billion in 2001, management estimates that we hold an average worldwide share of approximately 6% of the markets in which the same or similar types of products available in our catalog are sold. The following table presents a breakdown of our average market share in each of the main geographical areas in which our products are sold:

Market share (Our estimates)
France	27%
Italy	24%
Rest of Europe	4%
US and Canada	4%
Latin America	9%
Asia	1%

        We have well-established market positions in France, Italy and several other European countries, as well as in North and South America. Our principal direct competitors include:

  •
  specialized companies such as Hager Tehalit in France, Gewiss S.p.A. and Vimar S.p.A. in Italy, Niko N.V. in Belgium, Rittal GmbH & Co. KG, Merten GmbH & Co. KG and Jung in Germany, Simon in Spain, MK Electric Ltd. and Electrium Ltd. (United Kingdom) in the Rest of Europe segment, Leviton Mfg. Company, Inc., Panduit Corp., Thomas & Betts Corp., Eaton Corp. and Hubbell Inc. (United States) in the United States and Canada segment and Clipsal International PTE Ltd.(Singapore) in the Rest of the World segment; and

  •
  multinational companies that compete with us in more than one national market, although not with respect to the full range of their products, such as Schneider, ABB Asea Brown Boveri Ltd., Siemens AG, General Electric Company, Matsushita Group and Cooper Industries, Inc.

        The demand for our products is determined principally by the extent to which electricians and contractors request our products from distributors. Management believes that electricians' and contractors' familiarity with and confidence in our products is a key element in maintaining and expanding our market position. In addition, management believes that in countries where we have established a well-developed market position, the repeated use by electricians and contractors of our products strengthens our position and represents an important competitive advantage. Manufacturers that do not have an established reputation for providing a broad range of quality products over the long term may face significant disadvantages due to the historical reluctance of electricians and contractors to test new manufacturers without proven track records.

        Management believes that our principal markets are characterized by the relative lack of commoditization of electrical products, and that, while price is one factor which may influence electricians' or contractors' choice of product brand, various other factors may influence the choice of brand including individual electrician's or contractor's familiarity with and confidence in a specific brand, ease of installation, product features and technical performance, product safety, the depth of related and compatible products, long-term product availability and sales and technical support. Accordingly, our ability to compete successfully depends on determining and meeting those needs, as well as the development of new or improved products. For further information, See "—Marketing and Distribution" above.

Environmental matters

        We, like other companies in similar industries, are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental obligations regarding, among other things, air emissions, asbestos, noise, wastewater and solid waste discharges, the protection of employee health and safety, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. We could therefore be exposed to costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which we conduct our operations, industrial activities are subject to obligations to obtain environmental permits, licenses and/or authorizations, or to provide prior notification to the appropriate authorities.

        Management's objective is to comply in all material respects with applicable environmental and pollution control laws, and all related permit requirements. Management believes that the principal environmental risks arising from our current operations relate to our metal cutting and surface treatment activities and use of paints in manufacturing activities.

        However, mainly because of past operations and the operations of predecessor companies, we are a party to various lawsuits and claims, principally in the United States, of types that are common to companies in the manufacturing sector, including claims relating to groundwater and soil contamination due to disposal and releases of hazardous substances and waste. Based on information available to date, management believes that the outcome of all such lawsuits and claims, either individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations. However, new information or future developments, such as changes in law (or its interpretation), environmental conditions or our operations, could result in increased environmental costs and liabilities that could have a material effect on our financial condition or results of operations.

        As part of obtaining ISO 14001 certification for our plants, we have implemented a policy of identifying environmental risks with the assistance of environmental consultants and, where appropriate, we are taking necessary remedial action. Each plant either has a person specifically responsible for environmental matters or such duties rest with the plant manager and/or manufacturing manager. In 2001, 41 manufacturing units were awarded ISO 14001 certification for environmental compliance. As part of our process of expanding ISO 14001 certification to more plants we may become aware of unknown environmental risks and liabilities, such as at properties where environmental assessments have not previously been conducted.

        Asbestos containing materials ("ACM") were formerly commonly used as building materials such as insulation or tiling in industrial buildings. The use of ACM was standard practice throughout the world until the late 1970s when it began to be phased out. Given the varying ages of our production facilities, we have identified ACM as being present at certain of our facilities and certain of our employees may have been exposed to asbestos present in such buildings.

        We record what we believe to be appropriate reserves for environmental risks when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated, but in no event later than our commitment to a plan of action. However, it is often difficult to quantify environmental liabilities, so we may need to revise our current reserves to address all of our current environmental liabilities.

Insurance

        We are insured primarily through centralized global packages. The coverage provided by these packages is comparable to that of industrial groups of the same size and in the same sector throughout the world. These packages provide global coverage for significant risks and activities related to its operations and activities including damage to property and resulting operating losses, executive (directors and officers) and civil and product liability. Our current global packages relating to property damage and business interruption insurance will expire in March 2003, by which time we expect to enter into similar insurance packages providing centralized global coverage. We are currently in the process of negotiating these new insurance packages.

        We intend to continue our practice of obtaining global packages where practicable, increasing coverage where necessary and reducing costs through self-insurance where appropriate.

Employees

        The following table sets forth the number of employees, including temporary employees, that we employed as of December 31, 1999, December 31, 2000, December 31, 2001 and September 30, 2002. The table divides employees by geographical area and main category of activity.

	As of December 31,			As of September 30,
	1999	2000	2001	2002
By geographical areas:
France	41%	36%	35%	35%
Italy	13%	12%	11.5%	12%
Rest of Europe	18%	17%	17.5%	19%
United States & Canada	10%	15%	13%	12%
Other countries	18%	20%	23%	22%
By category of activity:
Manufacturing	67%	67%	66%	66%
Administration, General Services and R&D	20%	20%	21%	21%
Marketing and Sales	13%	13%	13%	13%
Total number of employees (average for period)	23,520	27,110	27,146	27,017

        We try to maintain an appropriate number of employees for the economic climate and an adequate number of employees to manage client relationships and develop new products. For example, in 2001, we reduced our workforce in response to the economic downturn and subsequent decline in demand for our products in several of our markets. During the fiscal year ended December 31, 2001, we reduced our workforce by 13% in the United States and Canada, by 15% in Poland, by 12% in Turkey and by 7% Austria. Whenever possible, we reduce our workforce through voluntary employee reduction plans.

Profit Sharing and Interest Plans

        Under French law, French companies must establish profit sharing plans for their employees. French companies must share profits if their revenues after tax reach a certain level. The company must deposit such revenues in an account for a period of five years. During that time, the revenues generate interest at a negotiated rate, which ranges from 6% to 9%.

        On December 9, 1969, we signed a profit sharing agreement. On June 25, 1999, we renewed the agreement for a five-year period with our workers' representatives, Legrand SNC, Aupem Séfli, Legrand Déri, Sofrelec, Inovac, Fomés, Martin and Lunel and Plinthelec. On June 22, 2001, we amended the agreement to include Sarlam and URA. Under the agreement, a special reserve is calculated based on the operating income of the participating companies and is allocated among the covered employees according to their gross compensation. Employees choose the form of their contribution, which remains in effect for five years as required by the relevant provisions of French law.

        Certain of our non-French subsidiaries have also established profit sharing plans with their employees. Such subsidiaries have established the terms of their profit sharing plans in accordance with the relevant requirements of local law.

Employee Stock Option Plans

        In accordance with the authorization granted by an extraordinary shareholders meeting held on May 25, 1994, Legrand established a stock option plan (the "1994 Plan"), under which options could be granted for the purchase or subscription of ordinary or preferred non-voting shares at prices equal to 80% of the average opening market price of the shares on Euronext Paris for 20 trading days prior to the date of the grant of the options. Options could be granted at any time through May 24, 1999, and can be exercised at any time within a period of six years from the date of the grant. Pursuant to this authorization, options were granted in 1995, 1996, 1997 and 1998.

        On May 26, 1999, the shareholders authorized Legrand to issue, until May 2004, options to purchase or to subscribe to ordinary shares or preferred non-voting shares. Based on such authorization, on December 13, 1999, the board of directors of Legrand established a new plan (the "1999 Plan") for the purchase of ordinary shares open to all French employees meeting certain limited employment qualifications. The exercise price is equal to €222 (the average opening market price of the shares on Euronext Paris for twenty trading days prior to December 13, 1999). The options may not be exercised for five years subsequent to the date of the grant and may be exercised for a period of two years subsequent to that date (i.e., from December 13, 2004 to December 12, 2006).

        Based on the authorization granted in May 1999, on November 21, 2000, the board of directors of Legrand established a stock subscription plan (the "2000 Plan") open to all French employees meeting certain limited employment qualifications. The exercise price is equal to €191.50 (the average opening market price of the shares on Euronext Paris for twenty trading days prior to November 21, 2000). The options may not be exercised for five years subsequent to the date of the grant and may be exercised for a period of two years subsequent to that date (i.e., from November 21, 2005 to November 20, 2007).

        Following a decision of the board of directors of Legrand dated January 19, 2001, the right to exercise the options is withdrawn only when the relevant employee or manager is dismissed for gross negligence (faute lourde).

        Based on the authorization granted in May 1999, on November 13, 2001, Legrand established a stock subscription plan (the "2001 Plan") open to all French employees meeting certain limited employment qualifications. The exercise price is equal to €143.00 (the average opening market price of the shares on Euronext Paris for twenty trading days prior to November 13, 2001). The options may not be exercised for four years subsequent to the date of the grant and may be exercised for a period of three years subsequent to that date (i.e., from November 13, 2005 to November 12, 2008).

        In 2001, options covering a total of 10,700 shares of Legrand were granted under the 2001 Plan to ten senior management level employees in France (excluding members of the board of directors and senior management (mandataires sociaux)). During the same period, options granted in 1995 covering a total of 750 shares were exercised at an exercise price of €95.37 per share by the same group of employees.

        As of September 30, 2002, the total number of outstanding options to purchase or to subscribe for ordinary shares held by our employees, including managers and executive officers, represented 403,838 new ordinary shares, or approximately 1.9% of the total outstanding ordinary share capital of Legrand. The total number of outstanding options as of September 30, 2002, to purchase or to subscribe for preferred non-voting shares held by our employees, including managers and executive officers, represented 7,000 new preferred non-voting shares, which represents approximately 0.1% of the total outstanding preferred non-voting shares of Legrand.

        During November 2002, options were exercised for 2,000 preferred non-voting shares of Legrand at an exercise price of €67.08 per share and options were exercised for 5,400 ordinary shares of Legrand at an exercise price of €107.42 per share. All of the exercised options were issued in 1996 pursuant to the 1994 Plan. Mr. Grappotte exercised options for 2,500 ordinary shares, Mr. Bazil exercised options for 2,500 ordinary shares and Mr. Schnepp exercised options for 2,000 preferred non-voting shares.

Legal Proceedings

        In the second half of 2001, approximately 180 current and former employees of BTicino, our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement. Although the early retirement payments would be payable by the Italian social security agency, we cannot assure you that the Italian social security agency will not seek a contribution from us for all or a portion of the payments. Further, should the employees be successful in their claim for early retirement payments, they could commence personal injury claims relating to damages they could allege to have suffered. Should the employees proceed with such claims, we could incur significant costs defending against such claims and could be required to pay potentially significant damage awards.

        We are also involved in other litigation from time to time in the ordinary course of our business. We do not expect the outcome of such proceedings, either individually or in the aggregate to have a material adverse effect on our operations, financial position or cash flows.

Tax Audits

        Legrand has recently received correspondence from local French tax authorities that the French tax group could be subject to a potential tax liability of €39.1 million (excluding interest for late payment) arising out of a reassessment for the 1998 tax year. This correspondence did not refer to prior correspondence between Legrand SNC and the Direction Generale des Impôts in which the tax authorities agreed that no reassessment for the 1998 tax year would be levied. Given the conflict between the positions taken in these letters, we cannot assess whether any amount could be assessed against the Legrand tax group or any member of the group in relation to a reassessment.

Exchange Controls

        Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank. All registered banks and substantially all credit establishments in France are accredited intermediaries.

I.  OUR HISTORY AND GROUP STRUCTURE

History and Development

        Legrand was founded in 1926. In 1953, Legrand was incorporated as a French société anonyme (company with limited liability). In 1970, Legrand carried out an initial public offering and was listed on the Paris stock exchange (now called "Euronext Paris").

        We operated initially in France. We began to expand from France into other European and overseas markets during the 1960s and early 1970s, both by setting up our own operations and by acquiring local manufacturers. In 1989, we acquired BTicino, a major Italian manufacturer of low-voltage electrical fittings with established market positions in Mexico, Chile, Venezuela and Thailand. In 2000, we acquired Wiremold, a major US producer of wire management products, with additional operations in Canada, the United Kingdom, Poland and China. Our other acquisitions over the past five years include:

  •
  in France, the Emergency Lighting Division of URA-SafL with additional operations in Spain and Australia (1997);

  •
  in Italy, CEB, a manufacturer of electrical cabinets (1998);

  •
  in other European countries, (i) Quintela, a Spanish producer of wire management products and (ii) Tegui, a Spanish producer of audio and video entry phone systems (2000);

  •
  in the United States, (i) Ortronics (1998), a specialist in building wiring hardware for VDI applications, (ii) Reiker (1999), a specialist in ceiling support products for lighting and fans, (iii) the industrial and commercial switches and sockets operations of General Electric (1999) and (iv) Horton Controls (2000), a specialist in automated lighting systems; and

  •
  in the Rest of the World, (i) the electrical fittings and accessories division of Anam, a South Korean producer of switches, sockets, circuit-breakers and video entry phones (1999) and (ii) the low-voltage electrical products division of Lorenzetti, a Brazilian leader in the production of circuit breakers, switches and sockets (2000).

        From 1944 until 2001, we were controlled by the descendants of our founding shareholders, principally the Verspieren and Decoster families.

Operational Structure

        The diagram below summarizes the structure of our operating subsidiaries as of the closing date of the Acquisition. In France, our operations are organized through Legrand S.A. and Legrand SNC and their other operating subsidiaries. In Italy, we operate primarily through our largest Italian operating subsidiary BTicino, which operates manufacturing and distribution facilities located in different regions in Italy, as well as elsewhere in Europe (principally Spain, Belgium and Germany), Latin America (Mexico, Chile, Venezula, Peru and Costa Rica) and Asia (Thailand). In the United States and Canada, we conduct our operations principally through the Wiremold Company, Pass & Seymour and Ortronics. In addition to our primary subsidiaries identified in the following chart, we have operating subsidiaries in other countries in Europe and the rest of the world.

(1)
Reflects the structure of the group on the closing of the Acquisition.

(2)
Legrand owns Electro Andina Ltda (Chile) through several wholly-owned Chilean subsidiaries.

J.  MANAGEMENT OF LEGRAND

        Set forth below are the members of the board of directors and executive officers of Legrand.

Name	Current Position	Initially Appointed	Term Expires	Ages
François Grappotte	Director and Chairman and Chief Executive Officer See "Biographies."	1984	2008	65
Olivier Bazil	Director, Vice-Chairman and Chief Operating Officer (Directeur Général Délégué) See "Biographies."	1988	2006	56
Gilles Schnepp	Director, Chief Operating Officer (Directeur Général Délégué) See "Biographies."	2001	2007	44
Jean-Bernard Lafonta	Director See "Biographies."	2002	2007	40
Fanny Picard	Director See "Biographies."	2002	2007	34
Edward A. Gilhuly	Director See "Biographies."	2002	2007	43
Reinhard Gorenflos	Director See "Biographies."	2002	2007	41

Biographies

        Mr. Grappotte has more than 25 years of experience in the electrical equipment industry, including 19 years with Legrand. After graduating from the l'École Nationale d'Administration (l'ENA), he started his career at the Ministry of Industry and at the Treasury Division (Division du Trésor) of the Ministry of the Economy and Finance. In 1970, he joined Banque Rothschild, serving successively as Assistant Director, Deputy Director and Director. In 1973, he joined Compagnie Electro Mécanique where he served as Secretary, Chief Operating Officer and Vice President. Mr. Grappotte joined the Company in 1983 as Chief Operating Officer and became Chairman, President and Chief Executive Officer in 1988. Mr. Grappotte serves as a Director of BNP Paribas (France), and a Member of the Supervisory Board of Etablissements Michelin (France) and a Member of the Conseil Consultatif of Banque de France. Mr. Grappotte is also a Director of several companies which belong to the Legrand group, including FIMEP, BTicino (Italy), The Wiremold Company (US), Pass & Seymour Inc. (US), Bufer Elektrik (Turkey) and Eltas Electric (Turkey).

        Mr. Bazil has been a member of the board of directors of Legrand since 1988. After finishing his studies at the l'École des Hautes Etudes Commerciales (HEC) and Harvard Business School, he joined the Company in 1973 as a Deputy to the Secretary, responsible for financial information and development of the Group's strategy for growth. In 1979, he became Chief Financial Officer and became Deputy Chief Operating Officer in 1993 and Vice-Chairman and Chief Operating Officer in 2000. Mr. Bazil serves as a Director of several companies which belong to the Legrand group, including FIMEP, Baco (France), BTicino (Italy), Kontavil (Hungary), Luminex (Columbia), MDS (India), The Wiremold Company (US), Pass & Seymour Inc. (US), EEI Electric (Netherlands), Legrand Holding (US), PB Finelectric (Netherlands) and Vetron Electric (Netherlands) and as Manager (Gérant) of Rhein Vermogensverwaltung (Germany) and Chairman of Desmag (Luxembourg).

        Mr. Schnepp has served as Chief Operating Officer since October 2000. Upon graduating from l'École des Hautes Etudes Commerciales (HEC), he started his career at Merrill Lynch France where he became a Vice-President. He then joined Legrand in 1989 as Deputy Chief Financial Officer. In 1993 he became the Secretary and in 1996, the Chief Financial Officer. Mr. Schnepp is also a Gérant of Newspi and Chairman of ERTM. Mr. Schnepp serves as a Director of several companies which belong to the Legrand group, including FIMEP, The Wiremold Company (US), Anam Legrand (South Korea), Fael (Poland), Legrand (Belgium), Desmag (Luxembourg), Fidelec (Morocco), Kontavil (Hungary), Legrand (Philippines), Legrand (Sweden), Legrand Daninark (Denmark), Legrand Helliniki (Greece), Legrand Ireland Limited (Ireland), Legrand Minitronics (Australia), Legrand Nederlands BV (Netherlands), Polam Suwalki (Poland), Simapel (Morocco), as Chairman of Baco, Serd, Sute and Multicontactos Otesa (Mexico) and as Gerant of Legrand GmbH (Austria) and Legrand Austria GmbH (Austria).

        Mr. Lafonta has been a Director of Lumina Parent since 2002 and has been the Chief Executive Officer of Wendel since 2001. Mr. Lafonta began his career as a production engineer and held various positions in French administration, including in ministerial cabinets. He was a member of the mergers and aquisitions team at Lazard. In 1996, he became the Strategic Director, before becoming the Director of capital markets of BNP Paribas and then the President and Chief Executive Officer of Banque Directe and a member of the executive committee of BNP Paribas. Mr. Lafonta is also a member of the board of directors of several companies in the Legrand group, including FIMEP and Legrand. Mr. Lafonta has an engineering degree from l'École Polytechnique.

        Ms. Picard has been a Director of Legrand since 2002 and Director of Financial Operations of Wendel since 2002. From 1992 to 1996, Ms. Picard worked in the corporate finance department of Rothschild & Cie. in Paris, before joining Cegetel as representative to the Director of Finance. In 1998, she joined Groupe Danone as director of corporate development for Eastern Europe and North America. Ms. Picard has been a qualified teacher (Maître de conference) at Sciences Po Paris (Institut d'Etudes Politiques de Paris). Ms. Picard graduated from ESSEC and SFAF (Certified European Financial Analyst), she also has a Masters degree in business law with honors from La Sorbonne.

        Mr. Gilhuly has been a Director of Lumina Parent since 2002, an executive with KKR since 1986 and a general partner of KKR since 1995. Effective January 1, 1996, he became a member of the limited liability company which serves as the general partner of KKR. He is managing director of Kohlberg Kravis Roberts & Co. Ltd., the London based affiliate of KKR. Mr. Gilhuly is a member of the board of directors of Layne Christensen Co., MedCath Corporation, Owens-Illinois, Inc. and Rockwood Specialties, Inc., as well as several private companies. Mr. Gilhuly is also a Director of several companies which belong to the Legrand group, including FIMEP, GP Financière New Sub 1, Ltd. and Legrand. Mr. Gilhuly has a B.A. from Duke University and an M.B.A. from Stanford University.

        Mr. Gorenflos has been a Director of Lumina Parent since 2002 and a Director of KKR since 2001. He worked as a management consultant with LEK and held various management positions, including Member of the Executive Board and Chief Financial Officer of ARAL. He is a member of the Supervisory Board of Zumtobel AG and a board member of Demag Holding S.à.r.l. Mr. Gorenflos is also a Director of several companies which belong to the Legrand group, including FIMEP, Lumina Participation and Legrand. Mr. Gorenflos holds a degree in economics from Freiburg University and an MPA from the Harvard Kennedy School of Government.

  Executive Officers

        Under French law and the bylaws of Legrand (statuts), the chairman and chief executive officer have full execution authority to manage the internal business of a company. The chairman and chief executive officer have the broadest powers to act on behalf of a company and to represent a company when dealing with third parties, subject only to those powers expressly reserved to the board of directors or shareholders under the relevant provisions of French law.

  Compensation

        In 2002, the aggregate compensation that Legrand and its subsidiaries paid to directors and executive officers was €1.5 million (€2 million in 2001). This amount includes the compensation to directors and executive officers in all capacities with respect to the Legrand and its subsidiaries. In 2002, Legrand paid each director €2,200 in directors' fees (jetons de présence) representing a total aggregate amount of €15,400 in directors' fees.

        Please find below remuneration and other compensation received by the three directors and executive officers of Legrand in the financial year ended December 31, 2002.

	Legrand
	Annual remuneration	All other compensation
	(€)
François Grappotte	343,010	312,269
Olivier Bazil	282,031	142,147
Gilles Schnepp	259,163	121,728

        During 2001, Legrand entered into an agreement to provide pension, retirement or similar benefits to the French members of Legrand's senior management responsible for day-to-day operations with an estimated obligation of approximately €7 million as of December 31, 2001. Of such amount, approximately €1 million was accrued as of December 31, 2001. The senior management is made up of eleven members, including three mandataires sociaux.

        Mr. Bazil and Mr. Schnepp are each entitled to receive (i) a severance payment of approximately €0.8 million and (ii) compensation for signing a covenant not to compete of approximately €0.8 million.

        The French members of Legrand's senior management responsible for day-to-day operations are entitled to receive a retirement premium. The minimum retirement premium equals 50% of the average of the two highest annual remuneration amounts received by the member during the last three years of service at Legrand. To receive the retirement premium, the member must be at least 60 years old and must have been employed by Legrand for at least ten years. Upon such a member's death, Legrand will pay 60% of the retirement premium to the member's surviving spouse.

        As a consequence of the Schneider exchange offer, the stock options for the subscription of shares that were granted to Mr. Grappotte, Mr. Bazil, and Mr. Schnepp under the 2000 Plan were cancelled and replaced, upon the recommendation of the former remuneration committee, by granting Mr. Grappotte, Mr. Bazil, and Mr. Schnepp similar options under the 2001 Plan.

        In November 2002, Mr. Grappotte and Mr. Bazil each exercised 2,500 options for the subscription for ordinary shares at an exercise price of €107.42 per option pursuant to options issued in 1996 under the 1994 Plan. In November 2002, Mr. Schnepp exercised 2,000 options for the subscription of preferred, non-voting shares at an exercise price of €67.08 per option pursuant to options issued in 1996 under the 1994 Plan.

        None of Legrand's directors and executive officers owns any other options to subscribe or purchase shares of any of Legrand's subsidiaries.

K.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since December 31, 2000, material transactions between us and related parties, excluding intercompany indebtedness, included:

  •
  Contract among Legrand, Mr. Olivier Bazil, Vice-Chairman and Chief Operating Officer, and Mr. Gilles Schnepp, Chief Operating Officer, granting each of Mr. Bazil and Mr. Schnepp (i) a severance compensation payment approximately €0.8 million and (ii) compensation arising from the entry into covenants not to compete approximately €0.8 million.

  •
  The French members of Legrand's senior management responsible for day-to-day operations, including the Group's executive officers, Mr. François Grappotte, Mr. Olivier Bazil and Mr. Gilles Schnepp are each entitled to receive a retirement premium equivalent to a minimum of 50% (or 60% to their surviving spouse in the event of death) of the average of the two highest annual remunerations received by them during their last three years of service at Legrand, provided that they are at least 60 years of age and have been employed by Legrand for at least ten years.

L.  CORPORATE GOVERNANCE

        Legrand S.A. is a limited liability company, (société anonyme), governed by the French law and its bylaws (statuts). All matters not governed by the bylaws are determined in accordance with French law. The bylaws also determine which decisions require collective shareholder approval, in addition to those decisions that French law reserves to the general shareholders meeting.

        Legrand is registered with the Registre du Commerce et des Sociétés de Limoges under number 758 501 001. Legrand's principal offices are located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges, France and its telephone number is +33 (0)5-55-06-87-87. Legrand was formed for a period of ninety-nine years from July 11, 1953.

        Pursuant to Article 3 of the bylaws, the purpose of Legrand, in France and in all other countries, is the production, purchase, sale and marketing of electrical equipment and its components, ceramic, plastic products and all materials and tools related to their production and related activities.

        In accordance with French law governing sociétés anonymes, Legrand's business is managed by its board of directors and by its chairman and chief executive officer. The chairman and chief executive officer has full executive authority to manage Legrand's business, subject to prior authorization of the board of directors and the general shareholders' meetings for certain decisions designated by law.

        Directors are elected by the shareholders and serve until their term expires or until their death, resignation or removal, with or without cause, by the shareholders or until the winding up of the company. Under certain conditions, the board of directors can fill vacancies until the next general shareholders' meeting.

        The chairman and chief executive officer is elected by the board of directors and may be removed by the board of directors at any time. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives the board of directors the right to elect one person for the position of chairman and chief executive officer or to split the function between two different positions, the chairman of the board of directors and the chief executive officer (directeur général). The Law of May 15, 2001 requires Legrand to hold an extraordinary shareholders' meeting within 18 months from the date of publication of the Law of May 15, 2001 to amend its bylaws to incorporate such right. Legrand adopted a resolution to amend its bylaws to incorporate such right at the general shareholders' meeting held on June 3, 2002.

        Under French law, a director can be an individual or a legal entity. The chairman and the chief executive officer must be individuals. French law permits the board of directors to appoint up to five directeurs généraux délégués to whom the board of directors can delegate general or specific powers with the consent of the chief executive officer. The chief executive officer nominates the directeurs généraux délégués and the board of directors appoints them and determines their specific management powers and responsibilities. Under French law, a directeur général délégué, like the chief executive officer, has broad powers to represent and bind the company when dealing with third parties. A directeur général délégué may be removed for a valid cause by the board of directors at any time upon the proposal of the chief executive officer.

Board of Directors

        The board of directors currently consists of seven members. The bylaws provide that each director is elected for a six-year term. The bylaws provide that the board of directors consist of a maximum of 15 directors. There is no limitation on the number of terms that directors serve. According to the Law of May 15, 2001, a company's board of directors should consist of between 3 and 18 members elected by the company's general shareholders meeting. French companies have three years from the date of publication of the Law of May 15, 2001 to comply with this requirement. The board of directors cannot increase the number of members of the board of directors. Only the shareholders, acting as a simple majority, can do so.

        Under French law, the board of directors convenes shareholders meetings and presents the company's financial statements to the shareholders for their approval. In addition, the board of directors reviews and monitors the company's economic, financial and technical strategies. Directors are required to comply with applicable law and regulations and the company's bylaws. Under French law, directors may be held liable for (i) violations of French legal or regulatory requirements relating to sociétés anonymes, (ii) violations of the bylaws or (iii) mismanagement of the company. Directors can be held liable for such actions both individually and jointly for the actions of the other directors. A directeur général délégué may be held individually responsible for his actions if such actions are deemed contrary to the company's interests. In case of misconduct of the board of directors as a whole, a director will be discharged from joint liability in the event that such director was not a party to such violation, provided that no misconduct is attributable to such director and such director objects to the behavior that constitutes the violation in the minutes of the meeting of the board of directors.

        Meetings of the board of directors, which are held as often as required, are normally convened and presided over by the chairman. Legrand's board of directors met six times in 2002. According to French company law, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request that the chairman convene a meeting of the board of directors in relation to matters listed on the agenda prepared by such directors requesting the meeting. A quorum consists of one-half of the members of the board of directors. Decisions of the board of directors are taken by a vote of the majority of the directors present or represented by another director of the board of directors. A director can give a proxy to another director, but a director cannot represent more than one director at any particular meeting. Directors of the board of directors represented by another director at meetings do not count for purposes of determining the existence of a quorum.

        Directors' power to vote on agreements in which they are interested.    Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm's length basis) between Legrand, either directly or through an intermediary, and one of its directors, its directeur général or one of its directeurs généraux délégués are subject to a special approval procedure, in accordance with article L. 225-38 et seq. of the French Commercial Code. Moreover, pursuant to the Law of May 15, 2001, any agreement entered into between Legrand and any of its shareholders holding more than 5% of Legrand's voting rights is subject to the same procedure. If a shareholder is a corporation, the company controlling such shareholder is subject to the same procedure. The interested party must (i) inform the board of directors of the agreement and (ii) obtain its authorization before the transaction is consummated. The chairman of the board of directors must inform the statutory auditors of the existence of such agreement within one month after execution thereof and the general shareholders meeting must then approve such agreement upon the presentation of a special report prepared by the statutory auditors. If the general shareholders' meeting refuses to approve the agreement, third parties may still rely on it, unless it is deemed fraudulent and void, but the director, the directeur général, the directeur général délégué or the shareholder involved, as the case may be, can be held liable to Legrand for any loss Legrand may incur under the agreement. The party to the agreement may not participate either in the vote of the board of directors or in the vote of the general shareholders meeting. Even though agreements in the ordinary course of business entered into on an arm's length basis with the parties specified above are not subject to the prior authorization of the board of directors, they must be disclosed by the interested party to the chairman of the board of directors. A list of such agreements, indicating the agreement's purpose must be communicated by the chairman of the board of directors to the board of directors and to the statutory auditors.

        Director's power to vote compensation to himself or herself.    In consideration for their services on the board of directors, directors are entitled to receive directors' fees (jetons de présence). Directors' fees are fixed by the general shareholders meeting and are then allocated by the board of directors. The board of directors may also grant to some of its members additional directors fees on a case-by-case basis for specific assignments. In this case, a director can not vote for his additional and specific remuneration. If he votes, the decision is void. The board of directors can authorize the reimbursement of travel and accommodation expenses and other expenses incurred by the directors in the corporate interest.

        The chairman of the board of directors, the chief executive officer and the directeurs généraux délégués are entitled to receive remuneration in addition to directors fees granted by the general shareholders meeting. The board of directors determines the additional remuneration. The chairman of the board of directors, the chief executive officer and the directeurs généraux délégués can vote on a resolution concerning their remuneration.

        Borrowing powers exercisable by the directors.    Under French law, the board of directors must give prior authorization for any security, pledge or guarantee by Legrand. Authorization is generally granted for a maximum aggregate amount and for specific maximum amounts for one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, the security, pledge or guarantee shall have no effect with respect to Legrand.

        The French Commercial Code strictly forbids loans by a company to its directors (unless the director is a legal entity). No company may provide overdrafts for directors or guarantee any directors' obligations. The prohibition also applies to specific executive officers (directeur général and directeurs généraux délégués), permanent representatives of companies on boards of directors, spouses or heirs of such persons and other intermediaries.

        Age requirements for retirement of directors.    Legrand's bylaws provide that no more than a third of the directors in office can be older than 75 years old. Furthermore, the chairman, chief executive officer and any directeur général délégué who reaches the age of 75 is deemed to retire automatically. Legrand's bylaws specify that the chairman is deemed to retire at the closing of the next meeting of the board of directors following his birthday.

        Number of shares required for a director's qualification.    Under French law, each director must be a shareholder. The Legrand's bylaws specify that each director must hold at least 25 ordinary shares.

  Legal characteristics of ordinary shares and preferred non-voting shares

        Ordinary shares.    In addition to the voting rights conferred by law or the bylaws, each ordinary share gives a right to a portion of Legrand's assets and the winding-up surplus, in proportion to the number and nominal value of shares outstanding. In accordance with the bylaws, following (i) any legally required allocations of net income to specific reserve accounts and (ii) the payment of the priority dividend with respect to the preferred non-voting shares (as described below), the ordinary shares have the right to an initial dividend amounting to 5% of their par value (the "Statutory Dividend") prior to any other distribution or allocation of net income. Pursuant to the bylaws, entirely paid-up common shares held for at least four years by the same shareholder in registered form and any common shares distributed with respect to such shares are entitled to double voting rights.

        Preferred non-voting shares.    Except for the right to participate at the general shareholders meetings and subject to any exception provided by law, each preferred non-voting share benefits from the same right with respect to Legrand's assets and winding-up surplus as the ordinary shares, as well as a distribution of profits exceeding the amount received by each common share by 60%. The preferred non-voting shares (actions à dividende priortaire sans droit de vote) have the right to a priority dividend amounting to 50% of their par value. If Legrand does not generate any profit, the right to such priority dividend can be deferred for up to three fiscal years. In addition, when Legrand declares a dividend with respect to common stock, holders of preferred non-voting shares have the right to an additional dividend payment per share. The total of the priority dividend and such additional dividend must be higher than 60% of the divided declared per share of ordinary stock. Under French law, if the full amount of the priority dividend is not paid on the preferred non-voting shares during three fiscal years, holders of such preferred non-voting shares will be entitled to the same voting rights as holders of common shares. Pursuant to French law, none of the chairman and/or the chief executive officer and/or any Directeur Général Délégué, the directors or their immediate relatives can own preferred non-voting shares.

        General meetings.    Annual general meetings and extraordinary general meetings are usually called by the board of directors of Legrand with 15 days notice. Preliminary notice is published 30 days prior to the meeting in order to propose the agenda of the meeting to the shareholders. In specific circumstances, annual general meetings and extraordinary general meetings can be called by the statutory auditors of the company, by an agent designated in court or by the shareholder holding a majority of the shares or voting rights of the company.

        Any shareholder can attend the general meetings, upon providing proof of identity and share ownership.

II.  INFORMATION CONCERNING THE ACQUISITION, FIMAF SAS, FIMEP SA
AND LUMINA PARENT

A.  OVERVIEW OF THE ACQUISITION AND RELATED TRANSACTIONS

        On July 26, 2002, Lumina Parent entered into an agreement to purchase approximately 98% of the share capital of Legrand from Schneider. The Acquisition was completed on December 10, 2002. The purchase price was €3.63 billion corresponding to a value of €3.70 billion for 100% of the share capital of Legrand. For a more detailed description of the Acquisition, see "The Acquisition."

        The purchase price for the Acquisition, as well as related fees and expenses, were financed by a combination of funds provided by a Consortium (comprised of KKR, Wendel, other institutional investors, the Verspieren and Decoster families (the founding families of Legrand) and senior managers of Legrand), a vendor payment-in-kind loan from Schneider and external debt financing as described below.

Consortium and Vendor Funding

        The Consortium invested an aggregate of €1,765 million in parent and affiliated companies of FIMEP, with KKR and Wendel each investing €658.5 million. The other Consortium members—WestLB, HSBC, Goldman Sachs and the Verspieren and Decoster families—invested an aggregate of €444 million. Certain senior managers of Legrand invested approximately €3 million. In addition, Schneider provided a €150 million vendor payment-in-kind loan to an affiliate of FIMEP (the "Vendor PIK Loan").

        Approximately €759 million of the funding referred to above was used to subscribe for ordinary shares of FIMEP. The remaining €1,006 million of that funding was used to subscribe for preferred equity certificates.

External Debt Contribution

        External debt financing for the Acquisition was comprised of borrowings under a senior credit agreement and a mezzanine credit agreement.

        Senior Credit Facilities.    At the closing of the Acquisition, the lenders under a senior credit agreement (the "Senior Credit Agreement") made available: (i) €1,335 million to fund the Acquisition and related transactions and (ii) €198 million to fund the repayment of existing indebtedness and an account under the Senior Credit Agreement to fund or cash-collaterallize the TSDIs and related derivative arrangements. Subsequent to the closing of the Acquisition, an additional €300 million was drawn under a borrowing base facility to refinance existing debt of Legrand and its subsidiaries. In addition, a €250 million revolving credit facility remains undrawn.

        Mezzanine Credit Facilities.    At the closing of the Acquisition, the lenders under a mezzanine credit agreement (the "Mezzanine Credit Agreement") made available a €600 million mezzanine loan to fund the Acquisition and related transactions.

        FIMEP intends to use the net proceeds from the private placement of the notes, together with existing cash resources made available to FIMAF, to repay all amounts outstanding under the Mezzanine Credit Agreement.

Minority Buy-Out Offer

        On December 11, 2002 we initiated an offer (garantie de cours) to acquire the remaining outstanding share capital of Legrand held by the public. Any shares which remain outstanding following the offer will be compulsorily acquired by us. See "The Acquisition—Minority Buy-Out Offer."

Pro Forma Sources and Uses

        The following table summarizes the sources and uses of funds by FIMEP in connection with the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and related transactions, based upon FIMEP's pro forma capitalization as of November 30, 2002 (the latest practicable date prior to the closing of the Acquisition).

Sources and Uses
(€ in millions)

Sources:
Senior credit agreement(1)	1,833
TSDIs(2)	163
Yankee bonds(3)	389
Existing debt not repaid	39
The private placement of the notes	600
Subordinated Shareholder PIK Loan(4)	1,156
Common equity	759

Total sources	4,939

Uses:
Purchase of Legrand shares	3,627
Minority Buy-Out Offer	74
Repayment of existing debt	166
TSDIs(2)	163
Yankee bonds(3)	389
Existing debt not repaid	39
Cash and cash equivalents	171
Restricted cash(5)	150
Transaction fees and expenses(6)	160

Total uses	4,939

(1)
Represents €1,533 million made available on the closing date of the Acquisition to FIMAF, Legrand and certain of Legrand's subsidiaries under term advances and €300 million made available to Legrand and certain of its subsidiaries following the closing of the Acquisition under a borrowing base facility. In addition, a €250 million revolving facility remains undrawn.
(2)
Reflects the fair value (without giving effect to related derivative arrangements) of Legrand's Subordinated Perpetual Notes and related loans (the "TSDIs").
(3)
Reflects the fair value (without giving effect to related derivative arrangements) of Legrand's 8.5% debentures due 2025 (converted into euro using an exchange rate of €1.00 = $0.99, the exchange rate as of November 30, 2002).
(4)
Represents the subordinated bonds issued by FIMEP to an affiliate of the shareholders (the "Subordinated Shareholder PIK Loan") in connection with the private placement of the notes and related transactions. Includes the proceeds from the €150 million Vendor PIK Loan.
(5)
Represents cash deposited on the closing date of the Acquisition by Legrand into an account under the terms of the Senior Credit Agreement. Amounts on deposit in the account will be available for payments on the TSDIs and related derivative obligations, or as cash collateral in relation to such derivative obligations.
(6)
Includes fees and expenses related to the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and related transactions.

B.  SUMMARY CORPORATE AND FINANCING STRUCTURE

        The following diagram summarizes our pro forma corporate structure and indebtedness as of November 30, 2002, following the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and related transactions.

(1)
For a detailed description of our equity arrangements, see "Shareholders."

(2)
The Subordinated Shareholder PIK Loan is held by an affiliate of the shareholders. It includes €150 million originally funded under the Vendor PIK Loan by Schneider.

(3)
The intercompany loan from FIMEP to FIMAF is subordinated in right of payment to all unsubordinated debt of FIMAF, including the amounts outstanding under the Senior Credit Agreement.

(4)
Borrowers under the Senior Credit Agreement.

(5)
Represents €1,533 million made available on the closing date of the Acquisition to FIMAF, Legrand and certain of its subsidiaries under term advances and €300 million made available to Legrand and certain of its subsidiaries following the closing of the Acquisition under a borrowing base facility. Of these borrowings €498 million were made available to Legrand and its operating subsidiaries. In addition, a €250 million revolving credit facility remains undrawn.

(6)
Reflects the fair value under US GAAP of existing debt not refinanced, comprised of: (a) the Yankee bonds at Legrand (€389 million), (b) the TSDIs at Legrand (€163 million) and (c) capital leases and other bank debt (€39 million), at operating subsidiaries.

(7)
In addition to our holding companies, certain of our operating subsidiaries are guarantors under the Senior Credit Agreement.

C.  SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following summary unaudited pro forma consolidated financial information for FIMEP has been prepared in accordance with US GAAP and has been derived from, and should be read in conjunction with, the "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this document. The unaudited pro forma consolidated financial information gives effect to the purchase accounting adjustment attributable to the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and related transactions as described in "Unaudited Pro Forma Consolidated Financial Information."

        FIMEP has made the adjustments necessary to fairly present the unaudited pro forma consolidated financial information based on available information and certain assumptions that it believes are reasonable. The unaudited pro forma consolidated financial information is for informational purposes only and does not purport to present what FIMEP's results would actually have been had these transactions actually occurred on the dates presented or to project FIMEP's results of operations or financial position for any future period.

US GAAP
Year ended December 31, 2001	Nine months ended September 30, 2002	12 months ended September 30, 2002
(€ in millions, except ratios)
Pro Forma Consolidated Statement of Income Data
Net sales	3,057	2,227	2,981
Cost of goods sold	(1,800)	(1,291)	(1,755)
Administrative and selling expenses	(784)	(586)	(777)
Research and development expenses	(136)	(102)	(140)
Other operating expenses	(13)	5	15
Operating income	324	240	311
Net interest expense	(283)	(206)	(292)
Net (loss)/income	30	20	(11)
Other Pro Forma Financial Data
EBITDA(1)	580	443	580
Depreciation and amortization	(256)	(203)	(269)
Capital expenditures	(189)	(111)	(159)
Net cash interest expense(2)	(211)	(151)	(220)
Ratio of EBITDA to net cash interest expense	2.64	x
Pro Forma Consolidated Balance Sheet Data (at end of period)
Working capital(3)	892
Total assets	6,833
Total liabilities	6,166
Shareholders' equity	657

	November 30, 2002
	(€ in millions, except ratios)
Pro Forma Consolidated Leverage Data (on or about the closing date)(4)
Cash and cash equivalents	171
Restricted cash	150
Total debt (excluding Subordinated Shareholder PIK Loan)	3,024
Subordinated Shareholder PIK Loan	1,156
Net debt (excluding Subordinated Shareholder PIK Loan)(5)	2,703
Ratio of net debt (excluding Subordinated Shareholder PIK Loan) to EBITDA(6)	4.66	x

(1)
EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. FIMEP believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed in this document to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(2)
Represents net interest expense, excluding: (a) amortization of deferred financing costs, (b) interest on the Subordinated Shareholder PIK Loan, and (c) amortization discount on the Yankee bonds, but including (d) capitalized cash interest.

(3)
Represents current assets less current liabilities.

(4)
Reflects the purchase accounting adjustment attributable to the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and the related transactions as of December 10, 2002 and other financial information as of November 30, 2002, the latest practicable date prior to the closing date of the Acquisition.

(5)
Represents pro forma total debt (excluding the Subordinated Shareholder PIK Loan) less cash and cash equivalents and restricted cash at November 30, 2002.

(6)
Represents the ratio of pro forma net debt (excluding the Subordinated Shareholder PIK Loan) as of November 30, 2002 to pro forma EBITDA for the twelve months ended September 30, 2002.

D.  THE ACQUISITION

        The following is a summary of the material provisions of the share purchase agreement between Lumina Parent, the parent company of FIMEP, and Schneider relating to the Acquisition and the related Minority Buy-Out Offer

The Acquisition

The Share Purchase Agreement

        On July 26, 2002, Lumina Parent entered into a share purchase agreement with Schneider to acquire (i) approximately 98.25% of the ordinary shares of Legrand and (ii) approximately 97.48% of the preferred non-voting shares of Legrand from Schneider for an aggregate purchase price of €3,626,971,897 (the "Share Purchase Agreement").

Warranties

        The Share Purchase Agreement contains limited warranties by Schneider and Lumina Parent in favor of each other. Limited warranties given by Schneider relate, among other things, to the due incorporation of Legrand and clear and unencumbered ownership and title of Schneider to the Legrand shares sold in the Acquisition. In addition, Schneider and Lumina Parent gave limited customary warranties to each other relating to, among other things, their incorporation and corporate power and authority to execute and deliver the Share Purchase Agreement and to undertake the related transactions.

Indemnification

        Under the Share Purchase Agreement, each party agreed to indemnify the other party from and against all losses, liabilities, damages, demands, claims, actions, judgments or causes of action, assessments, costs and expenses resulting from a breach of any of the obligations, representations and warranties made by it in the Share Purchase Agreement. The obligation of Lumina Parent and Schneider to indemnify each other ends on June 10, 2004 unless the matter has been notified to the indemnifying party prior thereto.

Rights of First Refusal and First Offer

        Pursuant to the Share Purchase Agreement, Schneider has a right of first refusal for a period of twelve months following the closing of the Acquisition and a right of first offer for a period of twelve months following the first anniversary of the closing of the Acquisition with respect to any sales of material assets owned by Legrand.

Call and Put Option Agreement

        Holders of stock options granted by Legrand (other than holders of stock options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider's shares pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand.

        On December 10, 2002, FIMAF and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to FIMAF, if FIMAF so wishes, and FIMAF has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand held by Schneider as a result of the exercise of such stock options. The call option is exercisable by FIMAF for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand shares and in no event later than twelve months after such date.

        Options subject to Schneider's stock option undertaking have exercise periods that continue through and until November 2007. As of September 30, 2002, the total number of options subject to Schneider's undertaking (and thus subject to the put and call option agreement) was 225,072 and 7,000 with respect to Legrand's ordinary and preferred non-voting shares, respectively. If all such options were exercised, converted into shares of Schneider and the shares of Legrand then held by Schneider were put to or called by FIMAF, the cost to FIMAF would be approximately €45.5 million, which would be almost entirely offset by the aggregate exercise prices received by Legrand for such options of approximately €45.1 million.

Minority Buy-Out Offer

        On December 11, 2002, FIMAF filed with the French Financial Markets Council (the "CMF") (Conseil de Marchés Financiers)) and the French Securities Exchange Commission (the "COB") (Commission des Opérations de Bourse) a draft of the documentation relating to a mandatory takeover offer (garantie de cours) pursuant to the mandatory takeover procedures under French law. Under this offer, all minority shareholders of Legrand, including those who own preferred non-voting shares, will be given the opportunity to sell their shares to FIMAF at the same per share price paid to Schneider pursuant to the Share Purchase Agreement.

        In addition, if any Legrand shares are held by the public following the garantie de cours, FIMAF is entitled because it owns more than 95% of the voting rights of Legrand to launch a public buy-out offer with respect to such shares (offre publique de retrait) followed by a squeeze-out procedure (retrait obligatoire). FIMAF intends to initiate the squeeze-out procedure (retrait obligatoire) on the final day of the public buy-out offer (offre publique de retrait). The public buy-out (offre publique de retrait) followed by the squeeze-out procedure (retrait obligatoire) will allow FIMAF to purchase all shares of Legrand not tendered pursuant to the mandatory takeover offer (garantie de cours).

        Upon completion of the Minority Buy-Out Offer, FIMAF will hold 100% of the outstanding share capital and voting rights of Legrand (other than directors' qualifying shares). Stock options issued by Legrand and held by employees and managers of Legrand which have not been exercised prior to the completion of the Minority Buy-Out Offer, however, will remain outstanding. Employees and managers of the Legrand group may therefore exercise these options after the Minority Buy-Out Offer is completed and become shareholders of Legrand. Because FIMAF intends to delist Legrand from Euronext Paris following the completion of the Minority Buy-Out Offer, FIMAF will not be able to commence any subsequent public buy-out offer (offre publique de retrait) or squeeze-out procedure (retrait obligatoire) with respect to shares of Legrand issued to any person upon exercise of such options after the Minority Buy-Out Offer is completed. As of December 10, 2002, out of a total number of 403,438 outstanding stock options, there were 384,188 options to purchase ordinary shares of Legrand outstanding which will not be exercisable prior to the Minority Buy-Out Offer. These stock options comprised options over 398,438 ordinary shares and 5,000 preferred non-voting shares of Legrand representing 1.86% and 0.07%, respectively, of the fully diluted ordinary and preferred non-voting share capital of Legrand.

        The timetable to carry out the mandatory takeover procedure (garantie de cours), the public buy-out offer (offre publique de retrait), and the squeeze-out procedure (retrait obligatoire) (provided that no procedural delays occur), is normally approximately 40 business days. Any public tender offer for a French company quoted on a regulated market in France is subject to prior approval of the CMF. The CMF approved the mandatory takeover procedure (garantie de cours) on December 18, 2002. The CMF will have to approve the purchase price attributed to any shares subject to the public buy-out offer (offre publique de retrait) and the squeeze-out procedure (retrait obligatoire) prior to commencement of the public buy-out offer (offre publique de retrait). For the purpose of approving the purchase price attributed to the shares subject to the squeeze-out procedure (retrait obligatoire), the CMF will be provided with a fairness opinion rendered by an independent expert. In any event, such purchase price must be at least equal to the purchase price offered pursuant to the public buy-out offer (offre publique de retrait).

        On January 10, 2003, ADAM and Tocqueville SA, two minority shareholders of Legrand, filed an action with the Paris Court of Appeal, challenging the decision of the Conseil des Marchés Financiers to open the mandatory takeover offer for the shares of Legrand (garantie de cours) and determining its timetable. Among other things they have requested that the mandatory takeover procedure (garantie de cours) be suspended.

        ADAM and Tocqueville SA claim that the publication of the tender offer was not conducted in accordance with applicable French law, including claims that (i) the tender offer prospectus in connection with the mandatory takeover offer should have been immediately displayed on the internet site of the Commission des Opérations de Bourse and (ii) the financial newspaper in which the tender offer prospectus (AGEFI) was published is not circulated widely enough in France as required under French law relating to the mandatory takeover procedure.

        The Commission des Opérations de Bourse posted the tender offer prospectus on its website on January 8, 2003 and the tender offer prospectus was published in another financial newspaper (les Echos) on January 17, 2003. Nevertheless, the Conseil des Marchés Financiers has decided to postpone the closing date of the mandatory takeover and a new closing date will be established after the court makes a decision with respect to the petition for the suspension of the garantie de cours referred to above. This decision is expected on or about January 27, 2003.

        The Paris Court of Appeal should render its decision on the merits of the action initiated by ADAM and Tocqueville SA on or about April 2003. The public buy-out offer (offre publique de retrait) and the squeeze-out procedure (retrait obligatoire) can only be initiated after the mandatory takeover period is closed, which could be after the decision of the Paris Court of Appeal on the merits is rendered (on or about April 2003), if the Court determines the suspension on or about January 27, 2003.

        In addition to the above, the minority shareholders of Legrand have announced their intention to challenge the public buy-out offer (offre publique de retrait) and the squeeze-out procedure (retrait obligatoire) on the grounds that the purchase price offered for the ordinary and preferred non-voting shares of Legrand held by the minority shareholders is not satisfactory. This may in turn delay the completion of the public buy-out offer (offre publique de retrait). If the foregoing actions were successfully prosecuted, FIMAF's acquisition of 100% of the share capital of Legrand could be delayed and the cost of the Minority Buy-Out Offer could increase.

E.  CAPITALIZATION

        The following table sets forth the consolidated cash and cash equivalents, restricted cash and capitalization of FIMEP (which reflects Legrand as the predecessor) computed in accordance with US GAAP as of November 30, 2002 (the latest practicable date prior to the closing of the Acquisition) on (i) a historical basis and (ii) a pro forma basis to give effect to the purchase accounting adjustments attributable to the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and related transactions as described in "Unaudited Pro Forma Consolidated Financial Information."

	As of November 30, 2002
	Legrand historical	Pro forma
	(€ in millions)
Cash and cash equivalents	410	171

Restricted cash	—	150	(1)

Short-term debt (including current portion of long-term debt):
Existing debt	925	9	(2)

Total short-term debt (including current portion of long-term debt)	925	9
Long-term debt (excluding Subordinated Shareholder PIK Loan):
Existing debt	242	30	(2)
Existing other long term debt(3)	613	—
New Senior Credit Facilities:
Term A Advance	—	683
Term B Advance	—	425
Term C Advance	—	425
Borrowing Base Facility	—	300

Total New Senior Credit Facilities	—	1,833
TSDIs and related loans	164	163	(4)
Yankee bonds	401	389	(5)
The private placement of the notes	—	600

Total long-term debt (excluding Subordinated Shareholder PIK Loan)	1,420	3,015
Subordinated Shareholder PIK Loan	—	1,156
Shareholders' equity	1,830	657	(6)

Total capitalization	4,175	4,837

(1)
Represents cash deposited on the Acquisition closing date by Legrand into an account under the terms of the Senior Credit Agreement. Amounts on deposit in the account will be available for payments on the TSDIs and related derivative obligations, or as cash collateral in relation to such derivative obligations.

(2)
Reflects capital lease obligations (€33 million in total) and other bank debt (€6 million in total) not being repaid.

(3)
Reflects the extinguishment of TSDI recourse liabilities.

(4)
Represents the fair value (as required by purchase accounting and without giving effect to related derivative arrangements) of the TSDIs at November 30, 2002.

(5)
Represents the fair value (as required by purchase accounting and without giving effect to related derivative arrangements) at November 30, 2002.

(6)
Shareholders' equity consists of €759 million invested by our principal shareholders and certain senior managers of Legrand in connection with the Acquisition. Shareholders' equity has been adjusted for: (a) €7 million of issuance costs and (b) a €95 million charge to earnings attributable to the allocation of a portion of the purchase price to estimated in-process research and development that has no alternative future use. In accordance with US GAAP, these costs are expensed as of the date of the Acquisition. Please see note (c)(v) to the "Unaudited Pro Forma Consolidated Financial Information—Unaudited Pro Forma Consolidated Balance Sheet."

F.  UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated financial statements for FIMEP (the "Pro Forma Financial Statements") have been derived by applying pro forma adjustments to Legrand's historical consolidated financial statements. The Pro Forma Financial Statements give effect to the following transactions, as though they had occurred on January 1, 2001 for the pro forma income statements and September 30, 2002 for the pro forma balance sheet:

  •
  the Acquisition for aggregate cash consideration of €3.627 billion;

  •
  the completion of the Minority Buy-Out Offer (assuming a per share price equal to that paid in the Acquisition and the acquisition of all outstanding options) for aggregate cash consideration of €74 million;

  •
  the sale by Legrand of all marketable securities for aggregate cash consideration of €490 million, including the sale to Schneider of all Schneider shares owned by Legrand for cash consideration of €176 million;

  •
  the repayment of all outstanding indebtedness of Legrand (other than the Yankee bonds, TSDIs and €39 million of existing debt, including capital leases and other debt);

  •
  the deposit of €150 million cash into an account under the terms of the Senior Credit Agreement;

  •
  the financing of the foregoing transaction with existing cash of Legrand and with:

    •  the proceeds from the issuance of ordinary shares of FIMEP;

    •  the proceeds from the Vendor PIK Loan;

    •  the issuance of the Subordinated Shareholder PIK Loan;

    •  borrowings under the Senior Credit Agreement;

    •  the proceeds from the mezzanine loan;

  •
  the use of the net proceeds from the private placement of the notes to repay the amounts outstanding under the mezzanine loan made pursuant to the Mezzanine Credit Agreement; and

  •
  the extinguishment of the TSDI recourse liabilities and related assets recognized under US GAAP.

        The adjustments necessary to fairly present the Pro Forma Financial Statements have been made based on available information and assumptions that FIMEP believes are reasonable. The Pro Forma Financial Statements are for informational purposes only and do not purport to present what FIMEP's results would actually have been had these transactions actually occurred on the dates presented or to project FIMEP's results of operations or financial position for any future period.

        The Acquisition and Minority Buy-Out Offer will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations ("SFAS 141"). As a result, the total purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any excess of the purchase price over the identifiable net assets acquired allocated to goodwill. The Pro Forma Financial Statements reflect FIMEP's current estimate of those allocations; however, our final allocations may be different.

        The Pro Forma Financial Statements should be read in conjunction with the information included elsewhere in this document.

FIMEP SA
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of September 30, 2002

	Legrand Historical French GAAP (a)	US GAAP Adjustments (b)	Adjustments for the Acquisition and Minority Buy-Out Offer (c)		Adjustments for the Financing		Pro Forma
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	398		(3,743	)(e)	3,407	(e)	62
Marketable securities	367	96 (d)	27		(490	)(g)	—
Trade accounts receivable	657						657
Short-term deferred taxes	73						73
Other current assets	109	(1)					108
Inventories	437		228				665

Total current assets	2,041	95	(3,488)		2,917		1,565
Property, plant and equipment	1,010		39				1,049
Other non-current assets
Restricted cash	—				150	(h)	150
Investments	27						27
Goodwill	1,029	31	221				1,281
Intangible assets	—		2,235				2,235
Long-term deferred taxes	85	30					115
Swaps fair value	—	214	(22)				192
Other non-current assets	307	433	(14)		(507	)(i)	219

	1,448	708	2,420		(357)		4,219

Total assets	4,499	803	(1,029)		2,560		6,833

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings
Existing debt	762	(12)			(741	)(j)	9
Accounts and notes payable	229						229
Short-term deferred taxes	2						2
Other current liabilities	433						433

Total current liabilities	1,426	(12)			(741)		673
Swaps fair value	—	154	4				158
Long-term deferred taxes	41	5	947				993
Long-term liabilities	171						171
Long-term borrowings
Existing debt	452				(422	)(j)	30
Senior Credit Facilities (including Borrowing Base Facility)	—				1,833	(j)	1,833
TSDIs	228	(64)	(1)				163
Yankee bonds	407	172	(190)				389
Notes	—				600	(j)	600
Other long-term debt		529	89		(618	)(i)	—
Subordinated Shareholder PIK Loan	—				1,156	(j)	1,156

Total long-term borrowings	1,087	637	(102)		2,549		4,171
Minority interests	10						10
Shareholders equity
Capital stock	56		(56)		752	(k)	752
Additional paid-in capital	170		(170)				—
Retained earnings	1,864	21	(1,980	)(f)			(95)
Translation reserve	(326)	(2)	328		—

	1,764	19	(1,878)		752		657

Total liabilities and shareholders equity	4,499	803	(1,029)		2,560		6,833

See accompanying "Notes to the Unaudited Pro Forma Consolidated Balance Sheet."

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a)
Reflects the unaudited historical financial position of Legrand (the predecessor of FIMEP) as of September 30, 2002 on a French GAAP basis.

(b)
Reflects the adjustments required to convert the historical financial position of Legrand from French GAAP to US GAAP. Refer to the notes to the unaudited consolidated financial statements of Legrand.

(c)
Reflects the Acquisition and the completion of the Minority Buy-Out Offer. The Acquisition and Minority Buy-Out Offer will be accounted for under the purchase method of accounting in accordance with SFAS 141. Purchase accounting requires FIMEP to allocate the total purchase price to the tangible and intangible assets acquired and the liabilities assumed based upon their respective fair values as of the acquisition date. FIMEP has made a preliminary allocation of the aggregate purchase price stated in the Share Purchase Agreement and the adjustments to give effect to the price to be paid to minority shareholders of Legrand in the Minority Buy-Out Offer (assumed for this purpose to be the same price per share paid to Schneider pursuant to the Share Purchase Agreement). As discussed under "The Acquisition—Minority Buy-Out Offer" ADAM, a minority shareholder activist group, has announced that it intends to challenge the price to be offered in the Minority Buy-Out Offer.

  The preliminary allocation is based upon estimates that FIMEP believes are reasonable and is subject to revision as additional information becomes available and the Acquisition and Minority Buy-Out Offer are finalized. There is no contingent consideration.

  The preliminary purchase price allocation is detailed as follows:

€ in millions
Estimated cash consideration	3,701
Estimated costs and expenses	42

Estimated purchase price	3,743

US GAAP book value of net assets acquired, net of acquired goodwill of €1,060 million	723
Estimated fair value adjustments:
Inventories	228
Marketable securities	27
Land (property, plant and equipment)(i)	39
Trademarks—indefinite useful life (intangible assets)(ii)	1,508
Trademarks—finite useful life (intangible assets)(iii)	57
Core technology (intangible assets)(iv)	567
In-process research and development(v)	95
Long-term deferred tax liabilities	(947)
TSDIs and related swaps	(3)
Yankee bonds and related swaps	168

Estimated fair value of identifiable net assets acquired	2,462

Estimated goodwill(i)	1,281

(i)
In accordance with US GAAP, land is not subject to depreciation.

(ii)
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), goodwill and the trademarks with an indefinite useful life will not be amortized in future income statements; instead, FIMEP will review goodwill and indefinite-lived trademarks for impairment on an annual basis and whenever facts and circumstances indicate that the carrying amounts may not be recoverable.

(iii)
The trademarks with a finite useful life will be amortized on a straight-line basis over the estimated useful lives of 10 to 20 years.

(iv)
Core technology will be amortized on a straight-line basis over the estimated useful life of 10 years.

(v)
FIMEP allocated €95 million of the purchase price to in-process research and development projects. FIMEP used professional appraisal consultants to assess and allocate values to the in-process research and development. This allocation represents the estimated fair value based on risk-adjusted future cash flows related to the incomplete projects. At the date of the Acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, these costs are expensed as of the date of the Acquisition in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method ("FIN 4").

(d)
Reflects in particular the net reclassification of the Schneider shares (€150 million) from "other non-current assets" to "marketable securities" and the reclassification of the Rocky Mountain S.A. shares (€54 million) from "marketable securities" to "other non-current assets."

(e)
Reflects adjustments to give effect to the net decrease in cash as a result of the transactions as follows:

	Note*	€ in millions
Sources:
Borrowings under the Senior Credit Agreement:
Term A Advance		683
Term B Advance		425
Term C Advance		425
Borrowing Base Facility		300

Total borrowings under the Senior Credit Agreement	(j)	1,833
The private placement of the notes	(j)	600
Issuance of Subordinated Shareholder PIK Loan	(j)	1,156
Issuance of ordinary shares	(k)	759
Sale of marketable securities	(g)	490

Total proceeds of financing and sale of marketable securities		4,838

Uses:
Total purchase price of Acquisition and Minority Buy-Out Offer	(d)	(3,743)
Repayment of existing short-term borrowings	(j)	(741)
Repayment of existing long-term borrowings	(j)	(422)
Deposit into cash collateral account	(h)	(150)
Payment of debt financing costs	(i)	(111)
Payment of share issuance costs	(k)	(7)

Total uses of proceeds		(5,174)

Net decrease in cash and cash equivalents		(336)

*
Note references are to those elsewhere in these notes to the Unaudited Pro Forma Consolidated Balance Sheet.

(f)
Reflects the elimination of the €1,885 million historical retained earnings balance of Legrand and the effect of the €95 million charge to earnings related to estimated in-process research and development as further described in note (c) above.

(g)
Adjustment to reflect the sale at market value of all marketable securities held by Legrand as of September 30, 2002 for aggregate consideration of €490 million. Under the agreements relating to the Acquisition, we were granted the right to require Schneider to purchase all Schneider shares held by Legrand at an aggregate sale price of €176 million. We exercised this right concurrently with the closing of the Acquisition.

(h)
Adjustment to reflect the deposit of €150 million into an account under the terms of the Senior Credit Agreement. Amounts on deposit in this account are available for payments on the TSDIs or related derivative obligations, or as cash collateral in relation to such derivative obligations.

(i)
Adjustment to record debt financing costs of €111 million related to the issuance of debt incurred to finance the transactions and the derecognition of €618 million TSDI cash deposits and the extinguishment of TSDI recourse liabilities of €618 million. Debt financing costs were paid with the proceeds from the related debt.

(j)
Adjustments to give effect to changes in outstanding borrowings in connection with the transactions as follows:

€ in millions
Short-term borrowings:
Repayment of existing short-term borrowings at closing	(741)

Net decrease in short-term borrowings	(741)

Long-term borrowings:
New Senior Credit Agreement:
Term A Advance	683
Term B Advance	425
Term C Advance	425
Borrowing Base Facility under new Senior Credit Agreement	300

Total long-term portion under new Senior Credit Agreement	1,833
The private placement of the notes	600

Total new long-term borrowings (excluding Subordinated Shareholder PIK Loan)	2,433
Repayment of existing long-term borrowings	(422)

Net increase in long-term borrowings (excluding Subordinated Shareholder PIK Loan)	2,011
Issuance of Subordinated Shareholder PIK Loan	1,156

Net increase in long-term borrowings	3,167

Net increase in total borrowings	2,426

(k)
Adjustment to reflect the issuance of 759,310,090 ordinary shares of FIMEP at a price of €1.00/share, net of €7 million of issuance costs.

FIMEP SA
UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2001

	Legrand Historical French GAAP(a)	US GAAP Adjustments(c)	Adjustments for the Acquisition and Minority Buy-Out Offer		Adjustments for the Financing		Pro Forma
	(€ in millions)
Net sales	3,096	(39)					3,057
Cost of goods sold	(1,748)	(1)	(51	)(e)			(1,800)
Administrative and selling expenses	(775)		(9	)(e)			(784)
Research and development expenses	(136)						(136)
Other operating expenses	—	(13)					(13)
Amortization/impairment of goodwill	(47)		47	(e)			—

Operating income	390	(53)	(13)				324
Interest income (expense)	(92)	6			(197	)(f)	(283)
Other financial income (expense)	—	(26)			26	(g)	—

Net interest expense	(92)	(20)			(171)		(283)
Losses from disposal of fixed assets	(3)	3					—
Other revenues (expenses)	(46)	37					(9)
Expenses related to the takeover bid for shares	(18)	18					—

Income before taxes, minority interests and equity in earnings of investees	231	(15)	(13)		(171)		32
Income taxes	(56)	(19)	22	(h)	50	(h)	(3)

Net income before minority interests and equity in earnings of investees	175	(34)	9		(121)		29
Minority interests	(2)						(2)
Equity in earnings of investees	3						3
Transition adjustment amortization	—	2	(2)				—

Net income attributable to FIMEP	176	(32)	7		(121)		30

Other Data:
Depreciation and amortization							(256)

See accompanying "Notes to the Unaudited Pro Forma Consolidated Income Statements."

FIMEP SA
UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 2002

	Legrand Historical French GAAP(a)	US GAAP Adjustments(c)	Adjustments for the Acquisition and Minority Buy-Out Offer		Adjustments for the Financing		Pro Forma
		(€ in millions)
Net sales	2,256	(29)					2,227
Cost of goods sold	(1,244)	(9)	(38	)(e)			(1,291)
Administrative and selling expenses	(577)	(2)	(7	)(e)			(586)
Research and development expenses	(102)						(102)
Other operating expenses	(4)	9					5
Amortization/impairment of goodwill	(46)	33					(13)

Operating income	283	2	(45)				240
Interest income (expense)	(42)	5			(169	)(f)	(206)
Other financial income (expense)	—	(22)			22	(g)	—

Net interest expense	(42)	(17)			(147)		(206)
Profits from disposal of fixed assets	13	(13)					—
Other revenues (expenses)	(48)	46					(2)
Expenses related to the takeover bid for shares	(2)	2					—

Income before taxes, minority interests and equity in earnings of investees	204	20	(45)		(147)		32
Income taxes	(45)	(20)	16	(h)	37	(h)	(12)

Net income before minority interests and equity in earnings of investees	159	—	(29)		(110)		20
Minority interests	(1)						(1)
Equity in earnings of investees	1						1

Net income attributable to FIMEP	159	—	(29)		(110)		20

Other Data:
Depreciation and amortization							(203)

See accompanying "Notes to the Unaudited Pro Forma Consolidated Income Statements."

FIMEP SA
UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
For the Twelve Months Ended September 30, 2002

	Legrand Historical French GAAP(b)	US GAAP Adjustments(d)	Adjustments for the Acquisition and Minority Buy-Out Offer		Adjustments for the Financing		Pro Forma
		(€ in millions)
Net sales	3,020	(39)					2,981
Cost of goods sold	(1,692)	(12)	(51	)(e)			(1,755)
Administrative and selling expenses	(766)	(2)	(9	)(e)			(777)
Research and development expenses	(140)						(140)
Other operating expenses	(1)	16					15
Amortization/impairment of goodwill	(58)	33	12	(e)			(13)

Operating income	363	(4)	(48)				311
Interest income (expense)	(65)	(9)			(218	)(f)	(292)
Other financial income (expense)	—	(1)			1	(g)	—

Net interest expense	(65)	(10)			(217)		(292)
Profits (losses) from disposal of fixed assets	11	(11)					—
Other expenses	(65)	52					(13)
Expenses related to the takeover bid for shares	(1)	1					—

Income before taxes, minority interests and equity in earnings of investees	243	28	(48)		(217)		6
Income taxes	(57)	(27)	22	(h)	46	(h)	(16)

Net income (loss) before minority interests and equity in earnings of investees	186	1	(26)		(171)		(10)
Minority interests	(2)						(2)
Equity in earnings of investees	1						1
Transition adjustment amortization	—	2	(2)				—

Net income/(loss) attributable to FIMEP	185	3	(28)		(171)		(11)

Other Data:
Depreciation and amortization							(269)

See accompanying "Notes to the Unaudited Pro Forma Consolidated Income Statements."

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

  (a)
  Reflects the historical results of operations of Legrand for the relevant periods on a French GAAP basis.
  (b)
  Reflects the historical results of operations of Legrand on a French GAAP basis for the twelve months ended September 30, 2002, which have been derived by combining Legrand's French GAAP results of operations for the nine months ended September 30, 2002 plus Legrand's French GAAP results of operations for the year ended December 31, 2001 minus Legrand's French GAAP results of operations for the nine months ended September 30, 2001.
  (c)
  Reflects the adjustments required to convert the historical results of operations of Legrand from French GAAP to US GAAP. Refer to note 28 to the audited consolidated financial statements of Legrand and note 27 to the unaudited consolidated financial statements of Legrand for a description of the adjustments.
  (d)
  Reflects the adjustments that are required to convert the historical results of operations of Legrand from French GAAP to US GAAP for the twelve months ended September 30, 2002, which have been derived by combining the US GAAP adjustments for the nine months ended September 30, 2002 plus the US GAAP adjustments for the year ended December 31, 2001 less the US GAAP adjustments for the nine months ended September 30, 2001. Refer to note 28 to the audited consolidated financial statements of Legrand and note 27 to the unaudited consolidated financial statements of Legrand for a description of these adjustments.
  (e)
  Reflects the Acquisition and the completion of the Minority Buy-Out Offer. The Acquisition and Minority Buy-Out Offer will be accounted for under the purchase method of accounting in accordance with SFAS 141. The following presents the estimated effect of the purchase accounting adjustments that are expected to have a continuing impact on FIMEP's results of operations (excluding income taxes—see footnote (h) below):

	Year Ended December 31, 2001	Nine Months Ended September 30, 2002	Twelve Months Ended September 30, 2002
	(€ in millions)
Additional amortization expense related to the estimated fair value step-up of acquired identifiable intangible assets with a finite useful life	(60)	(45)	(60)
Eliminate historical US GAAP goodwill amortization expense prior to adoption of SFAS 142	47	—	12

    As disclosed in notes (c)(iii) and (iv) to the Unaudited Pro Forma Consolidated Balance Sheet, the trademarks with a finite useful life and core technology are being amortized on a straight-line basis over their estimated useful lives of between 10 and 20 years for trademarks and 10 years for technology, respectively. Amortization expense is allocated among "cost of goods sold" and "administrative and selling expenses."

    As disclosed in note (c)(ii) to the Unaudited Pro Forma Consolidated Balance Sheet, goodwill and the trademarks with an indefinite useful life will not be amortized in our future income statements; instead, we will review our goodwill and indefinite-lived trademarks for impairment on an annual basis and whenever facts and circumstances indicate that the carrying amounts may not be recoverable. We have assumed that there is no impairment of the goodwill or trademarks.

    As disclosed in note (c)(v) to the Unaudited Pro Forma Consolidated Balance Sheet, FIMEP allocated €95 million of the purchase price to in-process research and development projects that have no alternative future use. In accordance with FIN 4, such costs are expensed as of the closing date of the Acquisition. This amount has not been reflected in the Unaudited Pro Forma Consolidated Income Statement because the charge is non-recurring.

  (f)
  Adjustment to reflect the increase in interest expense arising from the transactions as follows:

	Assumed Interest Rate	Year Ended December 31, 2001	Nine Months Ended September 30, 2002	Twelve Months Ended September 30, 2002
	%	(€ in millions)
Interest expense:
Elimination of historical interest expense on debt being repaid	N/A	88	41	58
Increase in interest expense attributable to TSDIs	N/A	(2)	(1)	(2)
Increase in interest expense attributable to amortization of discount on Yankee bonds	N/A	(1)	(1)	(1)
Interest expense on debt being incurred:
Senior Credit Agreement:(i)
Term A Advance	5.55	(38)	(29)	(38)
Term B Advance	6.01	(26)	(20)	(26)
Term C Advance	6.55	(28)	(21)	(28)
Borrowing Base Facility	5.55	(17)	(13)	(17)
Notes(ii)	9.25	(56)	(42)	(56)
Subordinated Shareholder PIK Loan(iii)	5.00	(58)	(44)	(58)
Amortization of deferred financing costs in relation to new debt(iv)	N/A	(15)	(10)	(13)

Increase in interest expense		(153)	(140)	(181)
Interest income:
Elimination of historical interest income on cash balances used to repay debt	N/A	(16)	(5)	(7)
Interest income on restricted cash account	3.3%	5	4	5
Elimination of historical realized gains on marketable securities being sold	N/A	(20)	(7)	(10)
Elimination of historical interest income on marketable securities sold	N/A	(13)	(21)	(25)

Net adjustment to interest income (expense)		(197)	(169)	(218)

(i)
Borrowings under the Senior Credit Agreement bear interest at variable rates. The above interest rates are based on estimated rates as of September 30, 2002; however, actual rates could vary. A 0.125% per annum change in the interest rate on the borrowings under the Senior Credit Agreement would change pro forma interest expense by €2 million, €1 million and €2 million for the year ended December 31, 2001, nine months ended September 30, 2001 and the twelve months ended September 30, 2002, respectively.

(ii)
Interest expense on the notes has been calculated using an assumed rate of 9.25% per annum. A 0.125% per annum change in the interest rate attributable to the notes for the periods presented above would change pro forma interest expense by €1 million, €0.5 million and €1 million for the year ended December 31, 2001, nine months ended September 30, 2001 and the twelve months ended September 30, 2002, respectively.

(iii)
Interest expense on the Subordinated Shareholder PIK Loan has been calculated at the rate of 5% per annum payable at maturity. The Intercreditor Deed prohibits payment of cash interest on the Subordinated Shareholder PIK Loan.

(iv)
Deferred financing costs are amortized over the term of the related debt using the effective interest method.

  (g)
  Adjustment to reflect the elimination of historical US GAAP depreciation on the Schneider shares sold.

  (h)
  Adjustment to reflect the income tax effects of the above pro forma adjustments assuming a statutory income tax rate of 36.43%, 35.43% and 35.94% and a cap of €248 million, €124 million and €248 million of interest expense deductible for income tax purposes for the year ended December 31, 2001, nine months ended September 30, 2001 and the twelve months ended September 30, 2002, respectively. These adjustments assume that certain intra-group reorganizations and other transactions are completed as soon as practicable.

  (i)
  On a pro forma basis, after giving effect to the financing transactions undertaken in connection with the Acquisition (including the private placement of the notes and the application of the proceeds thereof) to repay all outstanding indebtedness of Legrand (other than the Yankee bonds, TSDIs and €39 million of capital leases and other debt) FIMEP's ratio of earnings to fixed charges would have been 1.08x for the year ended December 31, 2001, 1.01x for the nine-month period ended September 30, 2002 and 1.05x for the twelve-month period ended September 30, 2002.

G.  SHAREHOLDERS

Consortium
Certain Managers
Equity (€755 million)
PECs (€1,006 million)
(100%)
GP Financière New Sub 1, Ltd.
Ordinary Shares
General Partner Share
Lumina Parent
Limited Partner Share
Class B Shares
Lumina Management
Ordinary Shares
Preferred Shares
NewSub 1
Ordinary Shares approximately €3 million Share Warrants
(99%)
Lumina Participation
Subordinated Shareholder PIK Loan
(100%)
FIMEP
(100%)
FIMAF
98.29% Ordinary Shares
97.5% Preferred Shares
Legrand
Operating Subsidiaries

        Upon the consummation of the Minority Buy-Out Offer, all of the issued and outstanding share capital of Legrand (other than directors' qualifying shares) shall be owned by FIMAF. All of the issued and outstanding share capital of FIMAF is owned by FIMEP. All of the issued and outstanding share capital of FIMEP (other than directors' qualifying shares) is owned by Lumina Participation. Lumina Participation is owned 99.5068% by Lumina Parent, 0.3285% by Lumina Management and 0.1647% by Wendel Investissement. In addition, Lumina Management holds warrants to acquire additional shares of Lumina Participation. Lumina Parent is owned by KKR (37.4)%, Wendel (37.4)%, WestLB (11.3)%, funds managed or advised by HSBC 6.5%, funds managed or advised by Goldman Sachs (5.7)% and the Family Investors (1.7)%.

        The first table below sets forth the beneficial ownership of the ordinary shares of Lumina Parent, as of the date of this document by each person who beneficially owns more than 5% of any class of shares of each of Lumina Parent.

        The second table below sets forth the beneficial ownership of the ordinary and preferred shares of Lumina Participation as of the date of this document by each person who beneficially owns any shares of Lumina Participation.

        The number of shares beneficially owned by each shareholder, director, or executive officer is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purposes. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the "beneficial owners" of the same shares. Unless otherwise noted in the footnote to the tables below, each shareholder named below has sole voting and investment power with respect to the shares shown as beneficially owned. The percentage ownership of each shareholder is calculated based on 7,558,169 outstanding ordinary shares of Lumina Parent and 477,778 outstanding ordinary shares and 7,113,321 oustanding preferred shares of Lumina Participation.

Lumina Parent S.à.R.L.

Name and Address of Beneficial Owner	Title of Class	Amount	Percentage of Class
KKR Europe Limited(1)	Ordinary	1,690,581	22.37%
KKR 1996 Overseas Limited(1)	Ordinary	572,943	7.58%
KKR Millennium Limited(1)	Ordinary	562,887	7.45%

Total	Ordinary	2,826,411	37.40%
Wendel Investissement(2)	Ordinary	2,826,405	37.40%
Trief Corporation S.A.	Ordinary	2,826,405	37.40%
WestLB AG(3)	Ordinary	857,492	11.35%
West Lucxon Holdings S.A.	Ordinary	857,492	11.35%
HSBC Private Equity Ltd(4)	Ordinary	493,064	6.52%
Elec Sub S.A.	Ordinary	493,064	6.52%
Goldman Sachs Group Inc.(5)	Ordinary	428,746	5.67%
GSCP 2000 Onshore Lumina Holding S.à.R.L.	Ordinary	248,881	3.29%
GSCP 2000 Lumina Holding S.à.R.L.	Ordinary	179,865	2.38%

(1)
Ordinary shares shown as beneficially owned by KKR Europe Limited are owned of record by Financière Light S.à.R.L. KKR Europe Limited is the general partner of KKR Associates Europe, Limited Partnership which is the general partner of KKR European Fund, Limited Partnership. KKR European Fund, Limited Partnership is the sole shareholder of Financière Light S.à.R.L.

  Ordinary shares shown as beneficially owned by KKR 1996 Overseas Limited are owned of record by Financière Light II S.à.R.L., except for 30 shares owned of record by Financière Light S.à.R.L. III. KKR 1996 Overseas Limited is the general partner of KKR Associates II (1996), Limited Partnership which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership. KKR 1996 Overseas Limited is the general partner of KKR Partners (International), Limited Partnership. KKR 1996 Fund (Overseas), Limited Partnership is the sole shareholder of Financière Light II S.à.R.L. KKR Partners (International), Limited Partnership is the sole shareholder of Financière Light III S.à.R.L.

  Ordinary shares shown as beneficially owned by KKR Millennium Limited are owned of record by Financière Light IV S.à.R.L. KKR Millennium Limited is the general partner of KKR Associates Millennium, Limited Partnership which is the general partner of KKR Millennium Fund (Overseas), Limited Partnership. KKR Millennium Fund (Overseas), Limited Partnership is the sole shareholder of Financière Light IV S.à.R.L.

  The members of KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited are Henry Kravis, George Roberts, Todd Fisher, Edward Gilhuly, Perry Golkin, Jamie Greene, Johannes Huth, Michael Michelson, Alex Navab, Paul Raether, Neil Richardson and Scott Stuart. Messrs. Kravis and Gilhuly are also directors of Lumina Parent. Each of such individuals may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited. Each of such individuals disclaims beneficial ownership of such shares. The address of each of KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited is Ugland House, P.O. Box 309 GT, George Town, Grand Cayman, Cayman Islands, B.W.I.

(2)
Ordinary shares shown as beneficially owned by Wendel Investissement are held as indicated in the table above. Wendel Participations, the majority shareholder of Wendel, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Wendel Investissement. Wendel Participations disclaims beneficial ownership of such shares. The address of Wendel Investissement is 89, rue Taitbout, 75009 Paris.

(3)
Ordinary shares shown as beneficially owned by WestLB AG are held as indicated in the table above. The address of WestLB AG is Herzogstrasse 15, 40217 Dusseldorf.

(4)
Ordinary shares shown as beneficially owned by HSBC Private Equity Ltd. are held as indicated in the table above. HSBC Private Equity Ltd. managers and/or HSBC Private Equity Investments UK Ltd., HSBC Private Equity European GmbH & Co Beteiligungen KG, HSBC Private Equity European LP which, together with other co-investors, own respectively 39.3%, 6.3%, 49.7% and 4.7% of the beneficial ownership in Elec Sub S.A. The address of HSBC Private Equity Ltd. is Vintners Place, 68 Upper Thames Street, London EC4V 385.

(5)
Ordinary shares shown as beneficially owned by Goldman Sachs Group, Inc. are held as indicated in the table above. The address of Goldman Sachs Group, Inc. is 85 Broad Street, New York, NY 10004.

Lumina Participation S.à.R.L.

Name and Address of Beneficial Owner	Title of Class	Amount	Percentage of Class
Lumina Parent S.à.R.L.(1)	Preferred	7,113,321	100.00%
Lumina Parent S.à.R.L.(1)	Ordinary(4)	440,338	92.16%
Lumina Management SAS(2)	Ordinary(4)	24,940	5.22%
Wendel Investissement(3)	Ordinary(4)	12,500	2.62%

(1)
The address of Lumina Parent S.à.R.L. is 5, boulevard de la Foire, 1528 Luxembourg.

(2)
The address of Lumina Management SAS is 82, rue Robespierre, 93170 Bagnolet, France.

(3)
Ordinary shares shown as beneficially owned by Wendel Investissements are held by Trief Corporation S.A. Wendel Participations, the majority shareholder of Wendel, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Wendel Investissement. Wendel Participations disclaims beneficial ownership of such shares. The address of Wendel Investissement is 89, rue Taitbout, 75009 Paris.

(4)
Ordinary shares in Lumina Participation do not receive any proceeds until Lumina Parent has been reimbursed its aggregate investment and received a 10% return on the investment compounded annually. Thereafter, ordinary shares receive 90% of the proceeds.

H.  INVESTORS' AGREEMENTS

        Pursuant to the Investors' Agreement entered into on the date of the closing of the Acquisition, the Consortium members have agreed to provisions regarding

  •
  the composition of the board of directors of Lumina Parent and FIMEP.

  •
  the procedures for management and governance of Lumina Parent and its subsidiaries, including FIMEP,

  •
  the rights and obligations of each investor in Lumina Parent,

  •
  the conditions under which a public or private sale of all or part of Lumina Parent or any of its subsidiaries, including FIMEP, may take place, and

  •
  the conditions under which transfers of shares of Lumina Parent, FIMEP or certain of their subsidiaries may take place.

        The Investors' Agreement shall terminate upon the earlier of (i) the written agreement of the parties, (ii) an initial public offering or listing of the shares (an "IPO") of Lumina Parent or any of its subsidiaries or (iii) the twentieth anniversary of the closing date of the Acquisition. Prior to the termination of the Investors' Agreement in connection with an IPO, the Equity Investors have agreed to enter into a registration rights agreement. See "—Initial Public Offering and Registration Rights."

        For a summary of the provisions of the Investors' Agreement relating to the composition of the board of directors of Lumina Parent and FIMEP, see "Management of Lumina Parent." For a summary of the provisions of the Investors' Agreement relating to governance of Lumina Parent and its subsidiaries, including FIMEP, see "Corporate Governance." Below is a description of some of the other provisions of the Investors' Agreement.

  Veto Rights of KKR and Wendel

        Pursuant to the Investors' Agreement, each of KKR and Wendel will have veto rights over various matters, including any decision relating to:

  •
  a recapitalization, amalgamation, merger, sale of all or a substantial part of the assets of, consolidation, dissolution, liquidation or sale of Lumina Parent, or any similar transaction (including through any subsidiary of Lumina Parent);

  •
  the issuance of any new capital stock, options, warrants or rights to acquire capital stock of Lumina Parent or any of its direct or indirect subsidiaries, subject to certain exceptions;

  •
  joint ventures or other acquisitions of businesses by Lumina Parent, FIMEP or any subsidiary of either involving aggregate consideration in excess of €10 million;

  •
  the declaration or payment of any dividend or other distribution or the passing of a resolution to retain or allocate profits by Lumina Parent or FIMEP;

  •
  the purchase or redemption of any share capital of Lumina Parent or FIMEP by Lumina Parent or FIMEP;

  •
  any amendment, modification or repeal of any organizational documents of Lumina Parent or FIMEP;

  •
  the approval of any transfer of shares in Lumina Parent at any time prior to the fifth anniversary of the date of the closing of the Acquisition subject to certain exceptions; and the approval of the transfer of shares of FIMEP or any direct or indirect subsidiary of Lumina Parent that holds, directly or indirectly, the shares of Legrand;

  •
  the hiring, firing and compensation of the chief executive officer of Lumina Parent or FIMEP or any officer or executive member of management of Lumina Parent, FIMEP or any of their subsidiaries;

  •
  the incurrence of indebtedness or guarantees in excess of €10 million;

  •
  sales or other dispositions of businesses or assets for consideraton in excess of €10 million; and

  •
  the approval of the annual budget and the rolling three-year business plan of FIMEP and its subsidiaries.

        Each of the veto rights described above also applies to any subsidiary of Lumina Parent, including Legrand, such that decisions by such subsidiaries can only be taken following approval by both KKR and Wendel.

  Initial Public Offering and Registration Rights

        An initial public offering or listing of shares of Lumina Parent or any of its subsidiaries, including FIMEP and Legrand, may take place if a majority of the board of directors of Lumina Parent so determines, provided that, prior to the second anniversary of the closing date of the Acquisition, each of KKR and Wendel must also approve any IPO. After the second anniversary of the Acquisition, each of KKR and Wendel has the right to cause Lumina Parent or any of its subsidiaries to conduct an IPO of its primary shares, provided that the anticipated proceeds of the IPO (including proceeds from sales of shares held by the Consortium) equal €500 million or more.

        In connection with an IPO or subsequent offering of the primary shares of Lumina Parent or any of its subsidiaries, each of the Consortium members will have the right to participate in the offering, on a pro rata basis, pursuant to customary "piggyback" registration rights. Each of KKR and Wendel also have certain demand registration rights and, in connection with any secondary offering of shares made pursuant to such rights, each of the members of the Consortium will have the right to participate in any such secondary offering, on a pro rata basis, pursuant to customary "piggyback" registration rights. The persons who hold equity through Lumina Management will be entitled to the same registration rights as will managers that become investors in Lumina Parent or any of its subsidiaries and certain other transferees.

  Transfers of Shares

        Pursuant to the Investors' Agreement, the Consortium members have agreed to restrictions on the transfer of shares in Lumina Parent. Subject to the conditions set out in the Investors' Agreement, transfers are permitted (i) in connection with the exercise of demand and "piggyback" registration rights summarised above, (ii) to affiliates and other parties related to the transferring investor and (iii) subject to certain other exceptions.

  Transfers Prior to the Fifth Anniversary of the Acquisition

        Prior to the fifth anniversary of the closing date of the Acquisition and prior to an IPO, no Consortium member or other permitted investor in Lumina Parent may transfer (either directly or indirectly) any shares in Lumina Parent, except (i) KKR and Wendel may syndicate a portion of their respective shareholdings (so long as they continue to own at least €500 million of securities) in Lumina Parent for a limited time following the closing and (ii) with the prior approval of KKR and Wendel and subject to other terms and conditions.

        In connection with the transfer by KKR or Wendel of all (but not less than all) of its shares in Lumina Parent to a non-affiliated purchaser in a bona fide transaction approved by both KKR and Wendel, the transferring investor will have the right to "drag along" the other investors in Lumina Parent by requiring them to transfer all (but not less than all) of their shares to the third party purchaser on the same terms and conditions, provided, however, that certain significant investors may request a fairness opinion in certain circumstances. If KKR or Wendel, as the case may be, does not exercise its "drag along" right, or in the case of a bona fide transfer by a member of the Consortium other than KKR or Wendel to a non-affiliated purchaser that has been approved by KKR and Wendel, each of the other investors may elect to "tag along" in the transaction by requiring KKR or Wendel or the other members of the Consortium, as the case may be, to cause the third party purchaser to purchase such other investor's shares.

  Transfers from the Fifth Anniversary of the Acquisition

        On and after the fifth anniversary of the closing of the Acquisition and prior to an IPO, no investor may transfer its shares in Lumina Parent other than in accordance with the conditions set out in the Investors' Agreement. The Investors' Agreement provides a transfer regime applicable to KKR and Wendel and another transfer regime applicable to the other investors in Lumina Parent.

        Transfers by KKR and Wendel.    If either KKR or Wendel intends to transfer its shares in Lumina Parent, it must transfer all (but not less than all) of its shares and must grant a right of first offer to the other of them.

        Whenever KKR or Wendel, as the transferring investor, proposes to sell all of its shares (either to the other of them or to a third party purchaser), it will have the right to "drag along" the other investors in Lumina Parent by requiring each of them to sell all (but not less than all) of their shares on the same terms and conditions as the transferring investor. If the transferring investor does not exercise its "drag along" right, each of other investors may elect to "tag along" in the transaction by requiring the transferring investor to cause the bidding investor or the third party purchaser, as the case may be, to purchase some or all of such other investor's shares or a pro rata amount of such other investor's shares, if the total number of shares to be sold by the transferring investor exceeds the number the purchaser is willing to purchase.

        Transfers by Other Investors.    If an investor in Lumina Parent (other than KKR or Wendel) has received a bona fide offer for its shares in Lumina Parent from a proposed purchaser, it may transfer all (but not less than all) of its shares, provided the transferring investor must first give KKR and Wendel (or if one of them is the proposed purchaser, the other of them) the right to purchase all (but not less than all) of the shares on the same terms and conditions offered by the proposed purchaser.

Other Equity Arrangements

Lumina Management Shareholders' Agreement

        Certain managers of the Lumina Parent group (as defined in the Lumina Management Shareholders' Agreement) have agreed to invest in connection with the Acquisition through a dedicated investment company, Lumina Management, in the equity of Lumina Participation.

Drag-Along Rights

        In the event of a change of control (as such term is defined in the Lumina Management Shareholders' Agreement, including, in the event the drag-along right is exercised pursuant to the Investors' Agreement) of Lumina Parent, Lumina Participation, FIMEP or FIMAF, Lumina Parent shall have the right to require each of the shareholders of Lumina Management to sell such shareholder's shares in Lumina Management to the third party acquiring control.

Tag-Along Rights

        In the event of a change of control during which Lumina Parent was entitled to exercise its drag-along rights described above and it has not done so, Lumina Parent shall request that the third party purchaser purchase all Lumina Management shares owned by the shareholders of Lumina Management. If the third party purchaser fails to acquire these Lumina Management shares, Lumina Parent undertakes to acquire such shares.

Terms and Conditions of the warrants to acquire ordinary shares in Lumina Participation

        Lumina Participation has issued to Lumina Management 49,880 warrants at a price of €17.04 each. Each warrant exercised gives the holder the right to purchase one ordinary share of Lumina Participation for the price of €100 each with a par value of €25. All newly issued ordinary shares will benefit from the same rights as all other ordinary shares. The exercise of all warrants would result in an increase of the share capital of Lumina Participation to €1,247,000.

        The warrants will be exercisable until December 31, 2012 in the event of the initial public offering of FIMEP or in the event of a change of control of Lumina Parent, Lumina Participation, FIMEP or FIMAF whereby these companies are no longer controlled by any member of the Lumina Parent group or any affiliate thereof or the exercise of drag-along rights pursuant to the terms of the Investors' Agreement. If the warrants have not been exercised by December 31, 2012, the warrants will be void. The total number of warrants that can be exercised will be determined in accordance with the formulas set out in the terms and conditions of the warrants.

Lumina Management—Articles of Association

        The share capital of Lumina Management consists of ordinary shares, which together carry 49% of the voting rights, and class B shares which together carry 51% of the voting rights. All decisions made by the shareholders of Lumina Management are taken by simple majority vote, with the exception of (i) the decision to remove a shareholder upon the request by other shareholders, which must be approved by shareholders representing 75% of the voting rights and (ii) decisions for which French law requires a unanimous decision of the shareholders.

        Lumina Parent owns all of the class B shares of Lumina Management and thus has effective control of the shareholders actions of Lumina Management, except for those matters requiring supermajority shareholder approval as described above. The transfer of shares of Lumina Management is restricted by the Lumina Management articles of association, except in the event of transfer by or in favor of Lumina Parent.

Wendel Management Shareholders' Agreement

        It is contemplated that certain managers of Wendel will invest in the share capital of Lumina Participation through a special equity investment vehicle. The terms and conditions of such investment have not been determined as of the date of this document.

I.  MANAGEMENT OF LUMINA PARENT

        Set forth below are the names of the members of the board of directors of Lumina Parent.

Name	Current Position	Initially Appointed	Term Expires	Age
Ernest-Antoine Seillière	Director and Non-Executive Chairman See "—Biographies" below.	2002	2008	64
Jean-Bernard Lafonta	Director See "—Biographies" below.	2002	2008	40
Arnaud Fayet	Director See "—Biographies" below.	2002	2008	60
Henry R. Kravis	Director See "—Biographies" below.	2002	2008	59
Edward A. Gilhuly	Director See "—Biographies" below.	2002	2008	43
Reinhard Gorenflos	Director See "—Biographies" below.	2002	2008	41
François Grappotte	Director See "—Biographies" below.	2002	2008	65
Olivier Bazil	Director See "—Biographies" below.	2002	2008	56
Gilles Schnepp	Director See "—Biographies" below.	2002	2008	44
Antoine Schwartz	Director See "—Biographies" below.	2002	2008	41
Frank Schmitz	Director See "—Biographies" below.	2002	2008	43
Nigel Hammond	Observer See "—Biographies" below.	2002	2003	38

  Board of Directors of Lumina Parent

        Lumina Parent is managed by a board of directors composed of eleven members. Pursuant to the Investors' Agreement, the three most senior executive officers of FIMEP or its subsidiaries are members of the board of directors. KKR, Wendel and other investors in Lumina Parent have the right to nominate individuals for appointment as directors as follows: (i) three members may be nominated for appointment by Wendel, (ii) three members may be nominated for appointment by KKR, and (iii) two members may be nominated for appointment, on a rotating basis, by the other investors in Lumina Parent which hold at least €50 million of securities of Lumina Parent. Pursuant to the Investors' Agreement, Wendel is entitled to select one of the directors to serve as chairman of the board of directors of Lumina Parent. Wendel selected Ernest-Antoine Sellière, who was appointed non-executive director and chairman of the board of directors of Lumina Parent. Pursuant to the Investors' Agreement, if either KKR or Wendel holds less than €500 million of securities of Lumina Parent, then all three of its nominees must resign from the board of directors. However, so long as KKR or Wendel continues to hold at least €50 million of securities of Lumina Parent, it will be entitled to participate in the rotation for the nomination of two directors by the other investors in Lumina Parent. See "Shareholders" above. Pursuant to the Investors' Agreement, if the nominees of KKR or Wendel are required to resign from the board of directors, the other of them will have the right to nominate for appointment three additional directors to replace the directors so resigning.

  Biographies

        Mr. Seillière has been a Director of Lumina Parent since 2002 and the President and Chief Executive Officer of Wendel since 1987. He joined Wendel in 1976. In 1969, Mr. Seillière served as a member of the cabinet of French Prime Minister Jacques Chaban-Delmas. He then served as a member of the cabinets of Pierre Messmer, Maurice Schumann and Robert Galley. Mr. Seillière is the President of the board of directors of Trader Classified Media and Orange Nassau, Vice President of the board of directors of Valeo, bioMérieux and Cap Gemini Ernst & Young. Mr. Seillière is also a member of the board of directors of FIMEP. Mr. Seillière graduated from l'ENA and lectured for a year at Harvard University Center for International Affairs.

        Mr. Lafonta has been a Director of Lumina Parent since 2002 and has been the Chief Executive Officer of Wendel since 2001. Mr. Lafonta began his career as a production engineer and held various positions in French administration, including in ministerial cabinets. He was a member of the mergers and aquisitions team at Lazard. In 1996, he became the Strategic Director, before becoming the Director of capital markets of BNP Paribas and then the President and Chief Executive Officer of Banque Directe and a member of the executive committee of BNP Paribas. Mr. Lafonta is also a member of the board of directors of several companies in the Legrand group, including FIMEP and Legrand. Mr. Lafonta has an engineering degree from l'École Polytechnique.

        Mr. Fayet has been a Director of Lumina Parent since 2002. From 1991 to 1995, Mr. Fayet was Managing Director, then the Executive Vice President and member of the board of directors of Carnaud Metalbox. He joined CGIP in 1995 and is the Director of business development and a Director of the executive committee of Wendel. His industrial background also includes senior executive positions with DMC and Société Générale de Fonderie after spending five years at McKinsey. Mr. Fayet is also a member of the board of directors of bioMérieux, Stallergènes Trader Classified Media, Valeo and Wheelabrator Allevard. Mr. Fayet is a member of the board of directors of FIMEP. Mr. Fayet has an engineering degree from L'Ecole Centrale and an MSc from Stanford University.

        Mr. Kravis has been a Director of Lumina Parent since 2002 and is a founding partner of KKR. Effective January 1, 1996, he became a managing member of the executive committee of the limited liability company which serves as the general partner of KKR. Mr. Kravis is a member of the board of directors of Accuride Corporation, Alliance Imaging, Inc., Amphenol Corporation, Borden Chemical Inc., The Boyd's Collection Ltd., Evenflo Company, Inc., KSL Recreation Corporation, KinderCare Learning Centers, Inc., Primedia Inc., Sotheby's Holdings Inc. and Willis Group Holdings Limited as well as several private companies. Mr. Kravis is also a Director of FIMEP.

        Mr. Gilhuly has been a Director of Lumina Parent since 2002, an executive with KKR since 1986 and a general partner of KKR since 1995. Effective January 1, 1996, he became a member of the limited liability company which serves as the general partner of KKR. He is managing director of Kohlberg Kravis Roberts & Co. Ltd., the London based affiliate of KKR. Mr. Gilhuly is a member of the board of directors of Layne Christensen Co., MedCath Corporation, Owens-Illinois, Inc. and Rockwood Specialties, Inc., as well as several private companies. Mr. Gilhuly is also a Director of several companies which belong to the Legrand group, including FIMEP, GP Financière New Sub 1, Ltd. and Legrand. Mr. Gilhuly has a B.A. from Duke University and an M.B.A. from Stanford University.

        Mr. Gorenflos has been a Director of Lumina Parent since 2002 and a Director of KKR since 2001. He worked as a management consultant with LEK and held various management positions, including Member of the Executive Board and Chief Financial Officer of ARAL. He is a member of the Supervisory Board of Zumtobel AG and a board member of Demag Holding S.à.r.l. Mr. Gorenflos is also a Director of several companies which belong to the Legrand group, including FIMEP, Lumina Participation and Legrand. Mr. Gorenflos holds a degree in economics from Freiburg University and an MPA from the Harvard Kennedy School of Government.

        Mr. Grappotte has more than 25 years of experience in the electrical equipment industry, including 19 years with Legrand. After graduating from the l'École Nationale d'Administration (l'ENA), he started his career at the Ministry of Industry and at the Treasury Division (Division du Trésor) of the Ministry of the Economy and Finance. In 1970, he joined Banque Rothschild, serving successively as Assistant Director, Deputy Director and Director. In 1973, he joined Compagnie Electro Mécanique where he served as Secretary, Chief Operating Officer and Vice President. Mr. Grappotte joined the Company in 1983 as Chief Operating Officer and became Chairman, President and Chief Executive Officer in 1988. Mr. Grappotte serves as a Director of BNP Paribas (France), and a Member of the Supervisory Board of Etablissements Michelin (France) and a Member of the Conseil Consultatif of Banque de France. Mr. Grappotte is also a Director of several companies which belong to the Legrand group, including FIMEP, BTicino (Italy), The Wiremold Company (US), Pass & Seymour Inc. (US), Bufer Elektrik (Turkey) and Eltas Electric (Turkey).

        Mr. Bazil has been a member of the board of directors of Legrand since 1988. After finishing his studies at the l'École des Hautes Etudes Commerciales (HEC) and Harvard Business School, he joined the Company in 1973 as a Deputy to the Secretary, responsible for financial information and development of the Group's strategy for growth. In 1979, he became Chief Financial Officer and became Deputy Chief Operating Officer in 1993 and Vice-Chairman and Chief Operating Officer in 2000. Mr. Bazil serves as a Director of several companies which belong to the Legrand group, including FIMEP, Baco (France), BTicino (Italy), Kontavil (Hungary), Luminex (Columbia), MDS (India), The Wiremold Company (US), Pass & Seymour Inc. (US), EEI Electric (Netherlands), Legrand Holding (US), PB Finelectric (Netherlands) and Vetron Electric (Netherlands) and as Manager (Gérant) of Rhein Vermogensverwaltung (Germany) and Chairman of Desmag (Luxembourg).

        Mr. Schnepp has served as Chief Operating Officer since October 2000. Upon graduating from l'École des Hautes Etudes Commerciales (HEC), he started his career at Merrill Lynch France where he became a Vice-President. He then joined Legrand in 1989 as Deputy Chief Financial Officer. In 1993 he became the Secretary and in 1996, the Chief Financial Officer. Mr. Schnepp is also a Gérant of Newspi and Chairman of ERTM. Mr. Schnepp serves as a Director of several companies which belong to the Legrand group, including FIMEP, The Wiremold Company (US), Anam Legrand (South Korea), Fael (Poland), Legrand (Belgium), Desmag (Luxembourg), Fidelec (Morocco), Kontavil (Hungary), Legrand (Philippines), Legrand (Sweden), Legrand Daninark (Denmark), Legrand Helliniki (Greece), Legrand Ireland Limited (Ireland), Legrand Minitronics (Australia), Legrand Nederlands BV (Netherlands), Polam Suwalki (Poland), Simapel (Morocco), as Chairman of Baco, Serd, Sute and Multicontactos Otesa (Mexico) and as Gerant of Legrand GmbH (Austria) and Legrand Austria GmbH (Austria).

        Mr. Schwartz has been a Director of Lumina Parent since 2002 and is a Managing Director of Goldman Sachs. He is one of four partners responsible for Goldman Sachs' Private Equity business in Europe and is a member of the Goldman Sachs Investment Committee. Mr. Schwartz is a Director of FIMEP. Mr. Schwartz has an MBA from Harvard Business School, is an alumni of the Corps des Ponts et Chaussées and graduated from l'École Polytechnique.

        Mr. Schmitz has been a Director of Lumina Parent since 2002 and a Senior Vice President of WestLB since 1995. Mr. Schmitz is a member of the board of directors of Madaus Beteiligungsgesellschaft mbH, Germany, Heidelberger Zemeat South East Asia GmbH, Germany and AW Beteiligungs GmbH, Germany. Mr. Schmitz is also a director of FIMEP. Mr. Schmitz has a degree in business administration from Cologne University.

        Mr. Hammond has been an Observer on the board of directors of Lumina Parent since 2002 and has been employed by HSBC Private Equity since 1995. From 1990 to 1995, Mr. Hammond worked with 3i. Mr. Hammond is a member of the board of directors of Ampa Développement S.A.S., Ampafrance S.A., HSBC Private Equity Ltd., Risdon Development S.A. and Srerna Group Ltd. Mr. Hammond is also an Observer on the board of directors of FIMEP. Mr. Hammond has a BSC Civil Engineering Degree from Leicester University.

Management of FIMEP

        Set forth below are the names of the members of the board of directors and executive officers of FIMEP.

Name	Current Position	Initially Appointed	Term Expires
Ernest-Antoine Seillière	Director and Non-Executive Chairman See "Management of Lumina Parent—Biographies."	2002	2008
Jean-Bernard Lafonta	Director See "Management of Lumina Parent—Biographies."	2002	2008
Arnaud Fayet	Director See "Management of Lumina Parent—Biographies."	2002	2008
Henry R. Kravis	Director See "Management of Lumina Parent—Biographies."	2002	2008
Edward A. Gilhuly	Director See "Management of Lumina Parent—Biographies."	2002	2008
Reinhard Gorenflos	Director See "Management of Lumina Parent—Biographies."	2002	2008
François Grappotte	Director and General Manager See "Management of Lumina Parent—Biographies."	2002	2008
Olivier Bazil	Director See "Management of Lumina Parent—Biographies."	2002	2008
Gilles Schnepp	Director See "Management of Lumina Parent—Biographies."	2002	2008
Antoine Schwartz	Director See "Management of Lumina Parent—Biographies."	2002	2008
Frank Schmitz	Director See "Management of Lumina Parent—Biographies."	2002	2008
Nigel Hammond	Observer See "Management of Lumina Parent—Biographies."	2002	2003

  Board of Directors of FIMEP

        The board of FIMEP is composed of eleven members. Pursuant to the Investors' Agreement, the three most senior executive officers of FIMEP or its subsidiaries are members of the board of directors. KKR, Wendel and certain other investors in Lumina Parent have the right to designate individuals for appointment as directors as follows: (i) three directors may be designated by Wendel, (ii) three directors may be designated by KKR, and (iii) two directors may be designated, on a rotating basis, by the other investors in Lumina Parent which hold at least €50 million of securities of Lumina Parent. Pursuant to the Investors' Agreement, Wendel is entitled to select one of the directors to serve as chairman of the board of directors. Wendel selected Ernest-Antoine Sellière, who was appointed chairman of the board of directors of FIMEP. Pursuant to the Investors' Agreement, if either KKR or Wendel holds less than €500 million of securities of Lumina Parent, then all three of its designees must resign from the board of directors of FIMEP. However, so long as KKR or Wendel continues to hold at least €50 million of securities of Lumina Parent, it will be entitled to participate in the rotation for the designation of two directors by the other investors in FIMEP. See "Shareholders" above. Pursuant to the Investors' Agreement, if the designees of Wendel or KKR are required to resign from the board of directors, the other of them will have the right to designate three additional directors to replace the directors so resigning.

  Committees

        The board of directors of FIMEP has a business committee, an audit committee and a compensation committee. The members of these committees will not receive any fees for their services as committee members.

        The business committee is comprised of two representatives of each of KKR and Wendel, the chief executive officer of FIMEP, who will serve as chairman of the committee, and two additional senior executive officers of FIMEP or its subsidiaries (including the Chief Financial Officer of FIMEP). The current members of the business committee are Mr. Gilhuly and Mr. Gorenflos, representatives of KKR, Mr. Lafonta and Mr. Fayet, representatives of Wendel, Mr. Grappotte, chairman of the committee, Mr. Schnepp and Mr. Bazil. The committee can invite non-voting observers to attend its meetings. The business committee is responsible for approving the annual budget and investments made by FIMEP and its subsidiaries. The business committee must submit reports to FIMEP's board of directors, particularly with regard to its approval of the annual budget and investments.

        The audit committee is comprised of two representatives of each of KKR and Wendel, with the chairman of the committee selected from and by such representatives. The current members of the audit committee are Mr. Gilhuly and Mr. Gorenflos, representatives of KKR, and Mr. Lafonta and Ms. Picard, representatives of Wendel. The committee can invite non-voting observers to attend its meetings. However, the audit committee must meet with the statutory auditors without members of FIMEP's management present. The audit committee is responsible for examining FIMEP's quarterly and yearly accounts. The audit committee is required to provide an opinion to FIMEP's board of directors with respect to its examination of the accounts. Further, the audit committee must determine whether the accounting methods used properly account for major risks, verify whether internal procedures are sufficient to guarantee that the information necessary to properly prepare the accounts is gathered and review the internal audit guidelines. The audit committee must also provide an opinion to FIMEP's board of directors regarding the renewal or nomination of the auditors, examine all financial and auditing questions submitted to it by the chairman of the committee or the non-executive chairman of FIMEP and review all questions concerning conflicts of interest submitted to it.

        The compensation committee is comprised of two representatives of each of KKR and Wendel, with the chairman of the committee selected from and by such representatives. The current members of the compensation committee are Mr. Gilhuly and Mr. Gorenflos, representatives of KKR, and Mr. Seillière and Mr. Lafonta, representatives of Wendel. The committee can invite non-voting observers to attend its meetings. The compensation committee is responsible for determining the compensation of the managers of FIMEP and FIMEP's subsidiaries, including Legrand. The compensation committee does not, however, determine any directors' fees accorded to the directors of FIMEP. The compensation committee is also responsible for determining the stock options given to the managers and employees of FIMEP and its subsidiaries.

  Compensation

        FIMEP did not operate in 2002 and therefore did not pay any compensation to its directors in 2002. FIMEP will not pay directors' fees (jetons de présence) in 2003.

J.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since December 31, 2000, material transactions between FIMEP and related parties, excluding intercompany indebtedness, included:

  •
  Investors' Agreement. See "Shareholders—Investors' Agreement."

  •
  Lumina Management Shareholders' Agreement. See "Shareholders—Other Equity Arrangements—Lumina Management Shareholders' Agreement."

  •
  Subordinated Shareholder PIK Loan. See "III. Indebtedness of the Group—The Subordinated Shareholder PIK Loan."

  •
  Management Services Agreement by and among KKR, Wendel and Lumina Parent dated as of July 25, 2002. In connection with the closing of the Acquisition, KKR and Wendel have received aggregate fees of €35 million from Lumina Parent for their services.

  •
  Registration Rights Agreement. See "Exchange Offer and Registration Rights."

  •
  Senior Funding Bonds (and related guarantee and security arrangements). See "III. Indebtedness of the Group—Senior Funding Bonds."

  •
  Fiduciary Agreement and Corporate Services Agreement. See "III. Indebtedness of the Group—Fiduciary Arrangements with respect to Lumina Financing 1" and "III. Indebtedness of the Group—Corporate Services Agreement."

K.  CORPORATE GOVERNANCE

Corporate Governance of Lumina Parent

        Pursuant to the Investors' Agreement, the investors in Lumina Parent have agreed that all matters relating to Lumina Parent will be decided by the board of directors of Lumina Parent by simple majority vote, except for several matters in respect of which each of KKR and Wendel have veto rights. See "Shareholders." In the event of an equality of votes for a decision that requires only a simple majority vote, the chairman of the board will have the right to cast the deciding vote. Pursuant to the Investors' Agreement and articles of incorporation of Lumina Parent, the investors in Lumina Parent have agreed that consent of six members of the board of directors is required to represent Lumina Parent or to take any decision or action on behalf of Lumina Parent, unless the authority to represent Lumina Parent or to take the decision or action has been delegated to one or more individual members by a proper decision of the board of directors.

        Pursuant to the Investors' Agreement, the investors have agreed to act to ensure that no action subject to KKR's and Wendel's veto rights is taken without KKR's and Wendel's approval. Further, the investors have agreed not to take any action to frustrate KKR's and Wendel's rights under the Investors' Agreement. See "Shareholders—Veto Rights of KKR and Wendel."

Corporate Governance of FIMEP

        Pursuant to the Investors' Agreement, the investors in Lumina Parent have agreed that all matters relating to FIMEP will be decided by the board of directors of FIMEP by simple majority vote, except for several matters in respect of which each of KKR and Wendel have veto rights and without prejudice to the powers expressly reserved to the shareholders. See "Shareholders." In the event of an equality of votes for a decision that requires only a simple majority vote, the chairman of the board will have the right to cast the deciding vote.

        FIMEP is a société anonyme, governed by French law and its bylaws (statuts). All matters not governed by the bylaws are determined in accordance with French law. The bylaws also determine which decisions require collective shareholder approval, in addition to those decisions which French law reserves to the collectivity of the shareholders.

        FIMEP was set up and registered with the Trade and Companies Register (Registre du Commerce et des Sociétés) of Paris on December 22, 1998 under the number 421 259 615. FIMEP's registered office is located at 89, rue Taitbout, 75009 Paris, France and its telephone number is +33 (0)1-42-85-30-00. FIMEP was set up for a period of ninety-nine years from the date of its registration with the Trade and Companies Register. FIMEP may be dissolved at anytime pursuant to a resolution of the shareholders.

        The share capital of FIMEP is €759,350,900, divided into 759,350,900 ordinary shares with a nominal value of €1 each.

        Pursuant to Article 2 of the bylaws, the purpose of FIMEP is the acquisition, subscription, sale, holding or contribution of shares or other securities in any company and the operation of all related activities in any country.

        In accordance with French law governing sociétés anonymes and without prejudice to the powers expressly reserved to the shareholders, FIMEP's business is managed by its board of directors (conseil d'administration). Under French law, a director can be an individual or a legal entity. According to its bylaws, FIMEP's board of directors must be made up of at least three but no more than eighteen directors. FIMEP's board of directors currently has eleven directors.

        FIMEP's bylaws allow the board of directors to appoint, upon the proposal of the chairman, one or more observers for one (1) year. The board of directors may, at anytime, dismiss the observer and replace the observer. The observer is notified of the meetings of the board of directors in the same way as the directors, as discussed below. The observer has access to the same information and shall receive the same documentation in connection with the meetings of the board of directors as the directors. The observer is under the same obligations as the directors, including those obligations regarding discretion, confidentiality and related party transactions. The observer does not have the right to vote on any matter under consideration by the board of directors, but shall have the right to address the board. The observer's comments shall be included in the minutes. FIMEP does not compensate the observer.

        FIMEP's board of directors appoints the chairman of the board (président du conseil d'administration) and the Chief Executive Officer (directeur général) of FIMEP. Pursuant to the Investors' Agreement, the investors in Lumina Parent have agreed that the positions of chairman and Chief Executive Officer of FIMEP must be held by different individuals. The board of directors has the power to determine whether the chairman or the Chief Executive Officer will manage FIMEP. Under French law, the chairman and the Chief Executive Officer must be individuals. The chairman must be chosen from among the directors. The Chief Executive Officer can be chosen from among the directors or can be a third party. Article L. 225-51-1 of the French Commercial Code (code de commerce) allows the board of directors to appoint the same person as chairman and Chief Executive Officer or to appoint one individual to each position. The board of directors may remove the chairman at any time, with or without cause. The board of directors may remove the Chief Executive Officer at any time for cause unless the Chief Executive Officer is also the chairman, in which case the Chief Executive Officer may be removed without cause. The board of directors determines the remuneration of the chairman and the Chief Executive Officer. The chairman and the Chief Executive Officer, in their capacity as directors, can vote on a resolution concerning their remuneration.

        FIMEP's board of directors has appointed Mr. Sellière to serve as chairman and Mr. Grappotte to serve as Chief Executive Officer. As chairman, Mr. Sellière organizes and manages the work of the board of directors, reports upon the work of the board of directors to the shareholders' meeting and ensures that the directors fulfill their duties. As Chief Executive Officer, Mr. Grappotte exercises the broadest powers to act in the name of FIMEP in all matters, within the limits of FIMEP's corporate purpose and without prejudice to the powers expressly reserved by law to the shareholders' meeting and the board of directors.

        French law allows the board of directors to appoint up to five executive officers (directeurs généraux délégués) to whom the board of directors can delegate general or specific powers, with the consent of the general manager. The Chief Executive Officer nominates the executive officers and the board appoints them and determines their specific management powers, responsibilities and remuneration. FIMEP will not pay compensation to the executive officers. Under French law, an executive officer, like the Chief Executive Officer, has broad powers to act in the name of FIMEP. FIMEP's articles specify that the executive officers' powers cannot be greater than those of the Chief Executive Officer. The board of directors may remove the executive officers for cause at any time upon the proposal of the Chief Executive Officer. The executive officers, if they are directors, can vote on a resolution concerning their remuneration.

        Pursuant to the Investors' Agreement, the board of directors shall meet whenever required but no fewer than six (6) times per year. Any director may request that the chairman convene a meeting of the board of directors by written notice. Wendel shall cause the chairman (i) to call a meeting whenever requested by any other director designated by an Equity Investor, (ii) to consult with each director designated by an Equity Investor before setting the date of any meeting of the board of directors and (iii) to take into account, to the greatest extent possible, the scheduling conflicts of each of the directors.

        Within two (2) business days (as defined in the Investors' Agreement) of receipt of the notice sent by a director requesting that the chairman call a meeting of the board of directors, the chairman shall send a convening notice to each director, each observer and each Equity Investor entitled to designate a director or observer, pursuant to the Investors' Agreement, but which at the time of such board meeting has not done so. All convening notices shall specify the time, the date (which shall be at least 10 days after the date of the convening notice) and the place of the meeting of the board of directors. The convening notice shall also contain the agenda, to which a director may add a matter at least 5 days in advance of the meeting of the board of directors. Any Equity Investor (other than KKR and Wendel) entitled to designate a director but which at the time of such board meeting has not done so, may request that a director place a matter on the agenda on its behalf. If the notice requirements are not satisfied, valid resolutions may nevertheless be adopted if each director signs a waiver of notice or attends the meeting of the board of directors in person or by proxy.

        Pursuant to the Investors' Agreement, a quorum consists of one-half of the directors including at least two directors designated by each of KKR and Wendel, or one such director representing the other by proxy. Decisions of the board of directors are taken by a vote of the majority of the directors present or represented by other directors, subject to KKR's and Wendel's veto rights. In the event of a tie, the chairman shall cast the deciding vote, subject to KKR's and Wendel's veto rights. See "Shareholders—Veto Rights of KKR and Wendel." A director can vote by proxy by giving a proxy to another director, but a director can only hold one proxy per meeting of the board of directors. Directors represented by another director at a meeting of the board of directors do not count for purposes of determining the existence of a quorum. Wendel and KKR shall cause the directors that they designate, who are not physically present at the board meeting, to take part in the board meetings by video conference (subject to any restrictions imposed by French law or the bylaws) or, if a proxy is given to a director physically present at the meeting, by video conference. All meetings of the board of directors shall be conducted in English. Minutes of the board shall be kept in French and in English.

        The board of directors has the power to form committees and determine the composition and duties of such committees. The board of directors of FIMEP has a business committee, an audit committee and a compensation committee, composed as follows: (i) business committee: at least six members, comprising two representatives of each of KKR and Wendel, the chief executive officer of FIMEP, who will serve as chairman of the committee, and two additional senior executive officers of FIMEP or its subsidiaries; (ii) audit committee: at least four members, comprising two representatives of each of KKR and Wendel, with the chairman of the committee to be selected from and by such representatives (including the Chief Financial Officer); and (iii) compensation committee: at least four members, comprising two representatives of each of KKR and Wendel, with the chairman of the committee to be selected from and by such representatives. The audit committee is in charge of examining the quarterly and yearly accounts, verifying the accounting methods adopted for the preparation of FIMEP's accounts or consolidated accounts and making sure that material transactions and major risks are correctly taken into account in the financial statements. The audit committee must verify that internal reporting policies are defined to ensure that all relevant information is provided and must review the audit plan and the statutory auditors' intervention plan. The audit committee must provide an opinion on the replacement or the appointment of the statutory auditors and examine any financial or accounting issue raised by the chairman or the chief executive officer and any conflicts of interest brought to the committee's attention.

        The audit committee has an advisory role. It does not have any of the powers given by law to the board of directors or to the other bodies of FIMEP. The audit committee shall be convened at least four times per year to examine the yearly and quarterly accounts before the board of directors examines the accounts.

        The compensation committee shall approve all manner of management compensation including fringe benefits received from any of FIMEP's subsidiaries or affiliated companies and any provisions related to a pension plan, the granting of stock options or other equity or equity-linked forms of management compensation or any employee or group of employees of FIMEP or its subsidiaries. The compensation committee has an advisory role. It does not have any of the powers given by law to the board of directors or to the other bodies of FIMEP.

        Under French law, the board of directors convenes shareholders' meetings and presents FIMEP's financial statements to the shareholders for their approval. The board must give 15 days' notice of shareholders' meetings. FIMEP's shareholders' meetings must be held at FIMEP's registered office or elsewhere in France, as specified in the notice of the meeting. Shareholders can, under conditions imposed by law and regulations, vote by proxy or by mail, either in paper form or in any other form as the board decides and indicates in the notice convening the meeting. A shareholder can participate in shareholders meetings by videoconference or electronic telecommunication or transmission, as permitted by law (and notified by the Board or the Chairman) and shall be deemed present for quorum and majority purposes. Under certain circumstances, annual general meetings and extraordinary general meetings can be convened by the statutory auditors of the company, by an agent designated in court or by a shareholder holding a majority of the shares or voting rights of the company.

        Directors are required to comply with applicable laws and regulations and the company's bylaws. Under French law, directors may be held liable for (i) violations of French legal or regulatory requirements relating to sociétés anonymes, (ii) violations of the bylaws or (iii) mismanagement of the company. Directors are held individually and jointly liable for such actions. An executive officer can be held individually liable for his actions if such actions are deemed contrary to the company's interests. In the case of misconduct of the board of directors, a director will be discharged from joint liability if such director was not a party to the violation, provided that no misconduct is attributable to such director and such director objects to the behavior that constitutes the violation in the minutes of the meeting of the board of directors.

        Under French law, all agreements (except agreements in the ordinary course of business entered into on an arm's length basis) between a société anonyme and one of its directors, its general manager or one of its executive officers, either directly or through an intermediary, are subject to a special approval procedure, in accordance with article L. 225-38 et seq. of the French Commercial Code. Moreover, article L. 225-38 of the French Commercial Code provides that an agreement entered into between a société anonyme and any of its shareholders holding more than 5% of the company's voting rights is subject to the same procedure. If a shareholder is a corporation, the company that controls such shareholder is subject to the same procedure. The interested party must (i) inform the board of directors of the agreement and (ii) obtain its authorization before the transaction is entered into. The chairman must inform the statutory auditors of such agreement within one month of its execution. The shareholders' meeting must then approve such agreement after the statutory auditors present a report. If the shareholders' meeting refuses to approve the agreement, third parties may still rely on it, unless it is deemed fraudulent and void. However, the director, the general manager, the executive officer or the shareholder, as the case may be, will be held liable to the company for any loss incurred by the société anonyme in connection with the agreement. The party to the agreement may not participate in the board vote or in the vote of the shareholders meeting. A director, the general manager, the executive officer or a shareholder, as the case may be, must disclose to the chairman agreements made with the company in the ordinary course of business on an arm's length basis. The chairman must communicate a list of such agreements, indicating each agreement's purpose, to the board and to the statutory auditors.

        Pursuant to the Investors' Agreement, a director shall not be counted in the quorum or entitled to vote or participate in the deliberation in respect of (i) any action by FIMEP or any of its subsidiaries against the investor that nominated such director, (ii) any action by the investor (or any of its affiliates) that nominated such director against FIMEP or any of its subsidiaries, (iii) any action in which such director, the investor that nominated such director or any of their affiliates (as defined in the Investors' Agreement) has a financial or other interest in conflict with the interests of FIMEP or (iv) any contract or other arrangement between the investor that nominated such director or any of its affiliates and FIMEP or any of its subsidiaries, unless such interest is fully disclosed to the board of directors of FIMEP and waived unless prohibited by applicable law by a simple majority of the disinterested directors of the board of directors of FIMEP.

        Under French law, in consideration for services to the board of directors, directors are entitled to receive directors' fees (jetons de présence). Directors' fees are fixed by the shareholders' meeting and are then allocated by the board of directors. The board of directors may also grant to its directors additional directors' fees on a case-by-case basis for specific assignments. A director cannot vote for his or her own additional and specific remuneration. If the director votes, the decision is void. The board of directors can authorize the reimbursement of travel and accommodation expenses and other expenses incurred by the directors in the corporate interest. FIMEP has decided not to pay any director's fees during 2003.

        Under French law, the board of directors must give prior authorization for any security, pledge or guarantee granted by a société anonyme. Authorization is generally granted for a maximum aggregate amount and for specific maximum amounts for one year. If the security, pledge or guarantee has not been previously authorized by the board, the security, pledge or guarantee shall have no effect with respect to the société anonyme.

        The French Commercial Code strictly forbids loans by a company to its directors, unless the director is a legal entity. Companies cannot provide overdrafts for directors or guarantee directors' obligations. The prohibition also applies to the general manager and executive officers, the permanent representative of company to the board, spouses or heirs of such persons and other intermediaries.

        FIMEP's bylaws provide that the directors in office cannot be older than 75 years old. Furthermore, the chairman, chief executive offices and any directeur général délégué who reaches the age of 75 is deemed to retire automatically. A director shall hold office for six (6) years. Directors are eligible for re-election. A director's office expires immediately after the shareholders ordinary general meeting that approves the accounts of the fiscal year and held in the year during which the office of the director expires.

        Under French law, each director must be a shareholder. FIMEP's bylaws specify that each director must hold at least one share. Directors may be appointed even though they have not yet become shareholders but they must become shareholders within three months of their appointment, failing which they will be deemed to have resigned from office.

        Each of FIMEP's shares entitles the holder to one vote. Each share gives the holder the right to a portion of FIMEP's assets, the right to participate in dividends and the right to a share of the assets available upon the winding up of the company in an amount equal to that part of the capital which the share represents unless preference shares have been created.

L.  OTHER INFORMATION

The interests of the shareholders of Lumina Parent, the indirect parent company of FIMEP, could conflict with the interest of the holders of the Group's securities.

        FIMEP cannot assure that the interests of the shareholders of Lumina Parent will not conflict with the interests of other holders of the Group's securities. The Investors' Agreement among the shareholders of Lumina Parent provides that certain actions on the part of FIMEP and its subsidiaries, including Legrand, will require special shareholder approvals, including the approval of each of KKR and Wendel. These actions include, among other things, any recapitalization, merger, sale, listing or initial public offering, joint venture or payment of dividend to be undertaken by FIMEP or any of its subsidiaries (including the payment of dividends which could be necessary to fund payments by FIMAF on the Subordinated Intercompany Funding Loan and, in turn, payments by FIMEP on the notes). Furthermore, FIMEP's shareholders and directors may cause FIMEP to incur additional indebtedness or pursue acquisitions, divestitures or other transactions that could enhance the value of their equity investment, even though those transactions may involve risks.

M.  SUMMARY OF GROUP COMMITMENTS

  Summary of Commitments

        The following table summarizes the contractual obligations, commercial commitments and principal payments FIMEP, FIMAF, Legrand and their subsidiaries would have been obliged to make as of September 30, 2002, after giving effect to the purchase accounting adjustments attributable to the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and related transactions on that date, under the relevant debt instruments, leases and other agreements, based on information extracted from the notes to our financial statements. The information presented in the table below reflects the pro forma contractual maturities of the obligations of FIMEP and its subsidiaries, which may differ significantly from the actual maturity of these obligations.

	Historical Payments Due by Period
Pro Forma as of September 30, 2002	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(€ in millions)
Long-term borrowings(1)	3,984	—	209	417	3,358
Capital lease obligations	33	7	14	9	3
Operating leases	57	—	27	17	13
Subordinated securities and the related loans (TSDIs)	163	39	90	34	—

Total contractual obligations	4,237	46	340	477	3,374

(1)
Includes €1,156 million of Subordinated Shareholder PIK Loan.

III.  INDEBTEDNESS OF THE GROUP

A.  THE STRUCTURE OF FIMEP's INDEBTEDNESS

        The following diagram summarizes FIMEP's pro forma corporate structure and indebtedness as of November 30, 2002, following the Acquisition, the private placement of the notes, Minority Buy-Out Offer and related transactions.

(1)
For a detailed description of our equity arrangements, see "II. G. Shareholders."

(2)
Represents €1,533 million made available on the closing date of the Acquisition to FIMAF, Legrand and certain of its subsidiaries under term advances and €300 million made available to Legrand and certain of its subsidiaries following the closing of the Acquisition under a borrowing base facility. In addition, a €250 million revolving facility remains undrawn. See "Description of Other Indebtedness—Senior Credit Facilities."

(3)
Represents the fair value of Legrand's TSDIs excluding the impact of related derivative arrangements.

(4)
Represents the fair value of Legrand's Yankee bonds, excluding the impact of related derivative arrangements. Amount was converted into euro using an exchange rate of €1 = $0.99, which was the exchange rate as of November 30, 2002.

(5)
Reflects capital lease obligations (€33 million in total) and other bank debt (€6 million in total) not being repaid in connection with the closing of the Acquisition.

B.  DESCRIPTION OF OTHER INDEBTEDNESS

        The following contains a summary of the material provisions of the Senior Credit Agreement, the Senior Funding Bonds, the Senior Funding Bond Guarantees, the Intercreditor Deed, the Vendor PIK Loan, the Subordinated Intercompany Funding Loan, the Subordinated Shareholder PIK Loan, the Assignment Agreement, the TSDIs and the Yankee bonds, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the underlying documents.

Senior Credit Facilities

        Terms not otherwise defined in this section shall, unless the context otherwise requires, have the same meanings set out in the Senior Credit Agreement, as defined below.

        Part of the Acquisition was funded by the facilities made available pursuant to a Senior Credit Agreement, dated as of July 26, 2002 as amended and restated on December 5, 2002 (the "Senior Credit Agreement"), among FIMAF, Lumina Financing 1, certain subsidiaries of FIMAF listed therein as initial borrowers (the "Borrowers"), certain subsidiaries of FIMAF listed therein as the initial guarantors, Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and The Royal Bank of Scotland plc as mandated joint lead arrangers (the "Arrangers"), Credit Suisse First Boston International, Lehman Brothers Bankhaus AG London Branch and The Royal Bank of Scotland plc and the other financial institutions listed therein as lenders (the "Lenders") and The Royal Bank of Scotland plc as facility agent (the "Facility Agent") and as security agent (the "Security Agent").

Structure

        The Senior Credit Agreement provides for facilities of up to €2,222 million and comprises three term facilities of up to €1,572 million, a bridge facility of up to €100 million, a borrowing base facility of up to €300 million and a revolving facility of up to €250 million.

        The facilities under the Senior Credit Agreement consist of:

  •
  a term loan facility in a maximum aggregate principal amount of €722 million (the "Term A Advance");

  •
  a term loan facility in a maximum aggregate principal amount of €425 million (the "Term B Advance");

  •
  a term loan facility in a maximum aggregate principal amount of €425 million (the "Term C Advance");

  •
  a cash bridge facility in a maximum aggregate principal amount of €100 million (the "Bridge Facility");

  •
  a receivables borrowing base facility in a maximum aggregate principal amount of €300 million (the "Borrowing Base Facility"); and

  •
  a revolving credit facility in a maximum aggregate principal amount of €250 million (the "Revolving Facility," and together with the Term A Advance, the Term B Advance, the Term C Advance, the Bridge Facility and the Borrowing Base Facility, the "Senior Credit Facilities").

        The proceeds of the facilities provided under the Senior Credit Agreement were used in the following way:

  •
  the amounts drawn under the Term A Advance (€683 million) were applied by Lumina Financing 1 to the subscription of senior funding bonds issued by FIMAF. FIMAF applied the proceeds from the issuance of such senior funding bonds towards (a) the consideration for the shares of Legrand acquired pursuant to the Share Purchase Agreement, and (b) the payment of all fees, costs and expenses incurred by Lumina Parent and its subsidiaries in connection with the Acquisition the undrawn portion of €39 million has been cancelled;

  •
  the amounts drawn by Lumina Financing 1, Legrand and its operating subsidiaries under the Term B Advance (€425 million) and Term C Advance (€425 million) were applied by Lumina Financing 1 to the subscription of senior funding bonds issued by FIMAF. FIMAF applied the proceeds from the issuance of such senior funding bonds towards (a) the consideration for the shares of Legrand acquired pursuant to the Share Purchase Agreement, and (b) the payment of all fees, costs and expenses incurred by Lumina Parent and its subsidiaries in connection with the Acquisition and by Legrand and its operating subsidiaries to refinance existing debt of Legrand and its subsidiaries;

  •
  the Bridge Facility was cancelled;

  •
  the Borrowing Base Facility was fully drawn (€300 million) between December 30, 2002 and January 8, 2003 to refinance the existing debt of Legrand and its subsidiaries; and

  •
  the Revolving Facility remains undrawn, but available to FIMAF and the Borrowers. Any amounts drawn under the Revolving Facility shall be used for the working capital and general corporate requirements of FIMAF and its subsidiaries, arising after or on the date of the closing of the Acquisition (excluding any payment of the purchase price for the shares of Legrand or the payment of fees, costs and expenses incurred by Lumina Parent or any of its subsidiaries in connection with the Acquisition and its financing) and can be made available in the form of an advance under the Revolving Facility, an advance on one or more ancillary facilities in a maximum aggregate amount of €100 million, or in the form of a bank guarantee.

Interest Rates and Fees

        The interest rate on each advance taken under the Senior Credit Facilities for each interest period is the rate per annum determined by the Facility Agent to be the aggregate of the applicable (x) margin (see below), (y) EURIBOR (in the case of an advance denominated in euro) or LIBOR (in the case of an advance denominated in a currency other than euro) and (z) any mandatory cost. Interest accrues daily from and including the first day of an Interest Period (as defined in the Senior Credit Agreement) and is calculated on the basis of a 360 day year or (in the case of a Sterling advance) a 365 day year.

        The margins for the Term A Advance, the Term B Advance, the Term C Advance, the Borrowing Base Facility and the Revolving Facility are 2.25%, 2.75%, 3.25%, 2.25% and 2.25% respectively. There is a margin adjustment mechanism in relation to the margin applicable to the Term A Advance, the Term B Advance, the Borrowing Base Facility and the Revolving Facility which can be triggered at any time after the first anniversary of the date of the closing of the Acquisition if the quarterly consolidated management accounts of FIMEP and its subsidiaries delivered to the Facility Agent show that for the last four accounting quarters, ending on the date on which such accounts are most recently drawn up, the ratio of total net debt to EBITDA is below the thresholds set out in the Senior Credit Agreement (in which case the applicable margin will be reduced to the amount specified in the Senior Credit Agreement).

        Pursuant to the Senior Credit Agreement, FIMAF is obligated to pay the following fees to the Lenders:

  •
  an agency fee in an amount of €300,000 annually;

  •
  with respect to the Revolving Facility, 0.625% annually on the daily aggregate amount of the undrawn portion of the Revolving Facility minus the amount of any ancillary facility made available under the Senior Credit Agreement;

  •
  with respect to the Borrowing Base Facility, 0.625% annually on the daily aggregate amount of the undrawn portion of the Borrowing Base Facility;

  •
  a commission at a rate equal to the margin applicable to the Revolving Facility on the relevant Lender's maximum actual and/or contingent liability from day to day in respect of any bank guarantee issued by that Lender under the Revolving Facility, payable quarterly in arrear; and

  •
  0.125% per annum from day to day on the maximum actual and/or contingent liability of the issuing bank Lender under any bank guarantee issued under the Revolving Facility.

        All fees payable under the Senior Credit Agreement are payable exclusive of any value added tax or other similar tax chargeable on or in connection with those fees.

Guarantee

        Each guarantor, subject to certain legal limitations set out in the Senior Credit Agreement, irrevocably and unconditionally and jointly and severally (i) guarantees to each finance party punctual performance by each obligor, other than Lumina Financing 1, of all such obligor's obligations under the senior finance documents and (ii) undertakes with each finance party under the Senior Credit Agreement that whenever an obligor other than Lumina Financing 1 does not pay any amount when due under or in connection with any senior finance document (other than the senior funding bonds), that guarantor shall immediately pay that amount as if it were the principal obligor and (iii) indemnifies each finance party immediately upon demand against any cost, loss or liability suffered by that finance party as a result of the guarantee being unenforceable, invalid or illegal.

        The obligations of each subsidiary guarantor consist of continuing security and extend to the ultimate balance of all amounts payable by each subsidiary under the Senior Credit Agreement regardless of any intermediate payment or discharge in whole or in part. The obligations of the guarantor subsidiaries are subject to any limitation on the amount guaranteed which is contained in the Senior Credit Agreement or an accession document by which a subsidiary becomes a guarantor under the Senior Credit Agreement. Subject to certain conditions, FIMAF shall procure that any of FIMEP or its subsidiaries which accounts for five percent or more of the EBITDA or total sales or gross assets of FIMEP and its subsidiaries shall become a guarantor within ten business days of meeting such five percent threshold provided that the granting of any such guarantee is not prohibited by law of the respective jurisdiction of the relevant subsidiary.

Security

        Lumina Financing 1 and certain subsidiaries of FIMEP provided direct security for their own obligations under the Senior Credit Agreement. This credit support included:

  •
  a pledge granted by Lumina Financing 1 over a securities account holding the Senior Funding Bonds;

  •
  a pledge granted by Lumina Financing 1 over its bank accounts;

  •
  an assignment of rights by Lumina Financing 1 under the Share Purchase Agreement, the Senior Funding Bonds, the Senior Funding Bond Guarantee and each security document described under "—Senior Funding Bonds";

  •
  each security interest described under "—Senior Funding Bonds"; and

  •
  additional security not granted in respect of the Senior Funding Bonds, including pledges, and security interests granted by Legrand's material French and Italian subsidiaries.

        Each obligor and certain of FIMEP's material subsidiaries agreed to grant such security over its assets as is legally possible and reasonably practicable and not unreasonably costly (including pledges of shares of certain material subsidiaries, other subsidiaries with material assets, assignments of receivables and pledges over certain bank accounts).

Undertakings

        The Senior Credit Agreement contains certain negative undertakings that restrict each obligor (and each obligor agrees to procure that its subsidiaries will comply with such undertakings) subject to certain customary and other agreed exceptions from, among other things:

  •
  amalgamating, merging or consolidating with or into any other person or being the subject of any reconstruction;

  •
  making a material change to the nature of its business which would result in a material change to the business of the Group taken as a whole;

  •
  amending or agreeing to amend its constitutional documents or allowing its subsidiaries to amend or agree to amend their constitutional documents to the extent that any such amendment would have material adverse effect on a finance party;

  •
  in the case of Lumina Parent, Lumina Participation, Lumina Financing 1, FIMEP and FIMAF, carrying on any business or acquiring any assets other than in connection with the Acquisition;

  •
  selling, transferring, licensing, leasing out or otherwise disposing of any of its assets (or permitting any of its subsidiaries to do any of such things);

  •
  creating or permitting to subsist any security interest over any part of its assets or the assets of its subsidiaries;

  •
  acquiring any assets or shares or allowing its subsidiaries to acquire any assets or shares;

  •
  entering into any joint venture, partnership or similar arrangement;

  •
  incurring or permitting to be outstanding any financial indebtedness or allowing its subsidiaries to incur or permit to be outstanding any financial indebtedness;

  •
  granting or making available any guarantee;

  •
  making any loans or granting any credit to any person and allowing its subsidiaries to make any loans or grant any credit to any person;

  •
  entering into any derivative instrument;

  •
  agreeing to any amendment or waiver of any terms of the Equity Documents, the acquisition documents and certain other documents;

  •
  allotting or issuing any shares or equity securities or allowing its subsidiaries to allot or issue and shares or equity securities;

  •
  redeeming, purchasing, retiring or otherwise acquiring any shares or warrants issued by it or otherwise reducing its capital or allowing its subsidiaries to do the same;

  •
  declaring or paying any dividend or making any other distribution or payment of interest or any other amounts on or in respect of its share capital or any class of its share capital or allowing its subsidiaries to do the same;

  •
  making any repayment of principal or payment of interest under any subordinated finance documents (including the Subordinated Intercompany Funding Loan) except as permitted under the Intercreditor Deed;

  •
  making any payment to the Consortium members or any of their affiliates by way of a management, royalty or similar fee or allowing its subsidiaries to do the same and, in the case of FIMAF, making any payment to its direct or indirect shareholders by way of a management, royalty or similar fee;

  •
  being a party to any contractual or similar restriction by which any company in the Group is prohibited from making loans, transferring assets or making any payment of dividends, distributions of income or other amounts to its holding company or allowing its subsidiaries to do the same; and

  •
  making any payments other than as they fall due under the terms of the TSDIs, the Yankee bonds and the related derivative instruments, as discussed below.

        The Senior Credit Agreement also requires each obligor to observe certain affirmative undertakings, including but not limited to, undertakings related to (i) the maintenance of all consents, filings, authorizations and status, (ii) the consolidation of FIMEP and its subsidiaries for tax purposes ("Intégration Fiscale") and ensuring that such consolidated French tax regime will be in place for the financial year commencing January 2003, (iii) implementation and the execution of the Minority Buy-Out Offer, (iv) insurance, (v) intellectual property, (vi) the payment of taxes, (vii) pension schemes, (viii) the implementation of policies regarding upstreaming cash flows, (ix) compliance with the relevant laws, rules and regulations relating to the environment, (x) transaction documents and (xi) information and accounting.

Financial Covenants

        FIMEP's financial and operating performance will be monitored by a comprehensive financial covenant package standard for a leveraged transaction of this nature, comprising:

  •
  Minimum net interest coverage;

  •
  Minimum cash flows coverage;

  •
  Maximum net total and senior leverage; and

  •
  Maximum annual capital expenditures.

Maturity

        The advances under the Term A Advance are to be repaid in installments commencing on September 30, 2003, then December 31, 2003 and thereafter semi-annually and continuing through to the date falling seven years after the date of the closing of the Acquisition. The advances under the Term B Advance are to be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the eighth anniversary of the date of the closing of the Acquisition. The advances under the Term C Advance are to be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the ninth anniversary of the date of the closing of the Acquisition. Each advance under the Borrowing Base Facility is to be repaid on the maturity date of such advance and amounts repaid may be redrawn provided, however, that all amounts outstanding under the Borrowing Base Facility shall be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. Each advance under the Revolving Facility is to be repaid on its maturity date and amounts repaid may be redrawn, provided, however, that all amounts outstanding under the Revolving Facility shall be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. The Revolving Base Facility provides that, for a period of at least fifteen consecutive days during the period of twelve months which commences on the date that the Acquisition occurs, the amounts outstanding under the Revolving Facility shall be reduced so as not to exceed €50 million. Such period started on December 10, 2002 and has already expired.

Prepayments

        For the purposes of the following, "Original Equity Investors" means KKR and Wendel and "Listing" means admission to trading of all or part of the share capital of Legrand or any holding company of Legrand or any material subsidiary on any recognized investment exchange in any jurisdiction or country.

        A Borrower under any Term Facility may prepay all or any part of a Term Advance at any time provided that (i) the Facility Agent has received no less than four business days' irrevocable notice from FIMAF, (ii) any partial prepayment is in a minimum amount of €10,000,000 and, if greater, an integral multiple of €2,500,000 and (iii) if paid on a day other than on the last day of the interest period for the relevant Term Advance the relevant Borrower indemnifies the Lenders against any loss other than consequential and incidental loss (including loss of profit other than consequential loss and excluding the margin) incurred as a result of prepayment on such other date.

        All Senior Credit Facilities will be cancelled and reduced to zero and all loans under the Senior Credit Agreement must be prepaid upon the occurrence of certain change of control events, including:

  •
  at any time prior to a Listing, the Original Equity Investors cease to be the owners of more than 50.1% of the equity share capital of FIMEP on a fully diluted basis or of equity share capital having the right to cast more than 50.1% of votes capable of being cast in the general meetings of FIMEP on a fully diluted basis; or

  •
  until the earlier of a Listing or the second anniversary of the date of the closing of the Acquisition, any Original Equity Investor ceases to be the owner of more than 20% of the equity share capital of FIMEP on a fully diluted basis (excluding certain shares and rights to shares of Legrand or any other holding company of Legrand subscribed by officers and employees of the Legrand group) or of equity share capital having the right to cast more than 20% of votes capable of being cast in the general meetings of FIMEP on a fully diluted basis (excluding certain shares and rights to shares of Legrand or any other holding company of Legrand subscribed by officers and employees of the Legrand group); or

  •
  at any time on or following a Listing, the Original Equity Investors cease to be the owners of more than 33.3% of the equity share capital and of the equity share capital having the right to cast more than 33.3% of the votes capable of being cast in the general meeting of FIMEP on a fully diluted basis (excluding certain shares and rights to shares of Legrand or any other holding company of Legrand subscribed by officers and employees of the Legrand group) or any person (other than the Original Equity Investors) or a group of persons acting in concert are the owners of equity share capital having the right to cast a greater percentage on a fully diluted basis (excluding certain shares and rights to shares of Legrand or any other holding company of Legrand subscribed by officers and employees of the Legrand group) of votes capable of being cast in the general meetings of FIMEP than such percentage then owned by the Original Equity Investors, unless at such time the Original Equity Investors have the right or the ability to elect or designate for election a majority of the members of the board of directors of FIMEP.

        If a Listing occurs which is of Legrand, its material subsidiaries or any of the holding companies of Legrand and does not result in a change of control as described above, then:

  •
  each Borrower will, on the settlement date of such Listing (date de réglement-livraison) prepay advances outstanding under the Senior Credit Facilities with the proceeds received from the Listing net of certain related fees, costs and expenses until the ratio of total net debt as of such prepayment date to EBITDA for the four previous accounting quarters is equal or less than 3.5:1; and

  •
  thereafter, 50% of the proceeds received from the Listing, net of certain related fees, costs, expenses and taxes, in excess of the amount required for the purposes of the provision (i) above must be applied in prepayment to the Senior Credit Facilities in the order of application provided under the Senior Credit Agreement, and the remaining 50% of the proceeds from the Listing can be applied or retained as FIMAF elects.

        In addition, there are mandatory prepayments required to be made upon the occurrence of certain other events such as asset disposals, warranty claims, insurance claims, report claims, excess cash flows and receipt of swap proceeds.

Events of Default

        The Senior Credit Agreement sets out certain events of default customary for leveraged acquisition financings, the occurrence of which would allow the Lenders to accelerate all outstanding loans and terminate their commitments.

Derivative Agreements

        The obligors (or their subsidiaries) are required under the Senior Credit Agreement, no later than 60 days after the date that the Acquisition occurs, to enter into hedging agreements with such of the Lenders who are hedging lenders to ensure that, for a period of at least three years from the date that the Acquisition occurs, FIMEP and its subsidiaries have hedged interest rate exposure on terms satisfactory to the Facility Agent in relation to at least 50% of the aggregate amount of all debt instruments having a floating interest rate.

Fiduciary Arrangements with respect to Lumina Financing 1

        On December 10, 2002, Lumina Participation, Dexia Banque Internationale à Luxembourg (the "Fiduciary"), The Royal Bank of Scotland plc and Credit Suisse First Boston London Branch entered into a fiduciary agreement whereby Lumina Participation transferred to the Fiduciary all of its shares in Lumina Financing 1 together with all rights associated thereto. The Fiduciary undertakes to act upon the instructions and the orders of Lumina Participation until the Fiduciary receives a notice of an event of default under the Senior Credit Agreement. Upon receipt of notice of an event of default the Fiduciary undertakes to act upon the written instructions of the Facility Agent under the Senior Credit Agreement. In particular, the Fiduciary shall upon receipt of a notice of an event of default or acceleration under the Senior Credit Agreement declare an event of default under the Senior Funding Bonds and shall take all appropriate steps to enforce its rights against FIMAF under the Senior Funding Bonds. The Fiduciary has no other obligation under the Fiduciary Agreement except those expressly set out therein, bears no economic or legal risk and is subject to no liability except for gross negligence or wilful misconduct.

        The Fiduciary shall receive annual remuneration payable by Lumina Participation in the amount equal to €30,000 per annum and a one time set up fee of €5,000. The Fiduciary may upon prior written consent of the Facility Agent assign its rights and duties under the Fiduciary Agreement. The Agreement shall be terminated upon unconditional discharge in full, to the satisfaction of the Facility Agent, of all obligations outstanding under the Senior Credit Agreement.

Senior Funding Bonds

        On December 10, 2002, FIMAF issued senior funding bonds subscribed to by Lumina Financing 1 in the aggregate amount of €1,335 million, pursuant to the senior funding bonds subscription agreement, dated July 26, 2002, as amended and restated on December 5, 2002 (the "Senior Funding Bonds"). The proceeds from the issuance of the Senior Funding Bonds were used by FIMAF to purchase shares of Legrand in connection with the Acquisition. The interest on the Senior Funding Bonds accrues at a rate equal to the amount of interest due and payable under the Term A, B and C Advances and the Borrowing Base Facility of the Senior Credit Agreement. See "—Senior Credit Facilities—Interest Rates and Fees." FIMAF will pay interest accrued on each Senior Funding Bond in arrear on the last day of each interest period for the relevant Senior Funding Bond and also, where that interest period is longer than six months, on the last day of each consecutive period of six months from (and including) the first day of that interest period. The Senior Funding Bonds are redeemable on the dates on which the Term A Advance, Term B Advance, Term C Advance and the Borrowing Base Facility of the Senior Credit Agreement mature. See "—Senior Credit Facilities—Maturity." Payments on the Senior Funding Bonds shall rank senior, pursuant to the Intercreditor Deed, to any payment due and payable under the Subordinated Intercompany Funding Loan.

        The amounts due under the Senior Funding Bonds are guaranteed by the Senior Funding Bond Guarantee (see "—Senior Funding Bond Guarantee") and secured pursuant to various security agreements entered into by FIMEP and certain of its material subsidiaries where permitted by applicable law, including:

  •
  a pledge granted by FIMEP over a securities account holding the shares it owns issued by FIMAF;

  •
  a pledge granted by FIMEP over its bank accounts;

  •
  a pledge granted by FIMAF over a securities account holding the shares it owns issued by Legrand;

  •
  a pledge granted by FIMAF over its bank accounts;

  •
  a delegation granted by FIMAF of certain rights held by it under the Share Purchase Agreement;

  •
  pledges granted by certain of FIMEP's subsidiaries (including its material Dutch, US, and Mexican subsidiaries, but excluding its material French and Italian subsidiaries) of shares of certain of FIMEP's material subsidiaries, including BTicino Mexico, BTicino SpA, Pass & Seymour, Inc., The Wiremold Company, Inc. and Legrand Holding, Inc., among others;

  •
  a pledge granted by EEI B.V. over receivables;

  •
  a debenture granted by certain of FIMEP's UK subsidiaries; and

  •
  security over accounts, inventory, receivable and other assets granted by certain of FIMEP's US subsidiaries.

Senior Funding Bond Guarantee

        Pursuant to the senior funding bond guarantee entered into on December 10, 2002, among FIMEP and certain of FIMEP's subsidiaries (including its material Dutch, US, and Mexican subsidiaries, but excluding its material French and Italian subsidiaries) (collectively, the "Senior Funding Bond Guarantors") and Lumina Financing 1 (the "Senior Funding Bond Guarantee") and, in consideration of Lumina Financing 1's subscription of the Senior Funding Bonds, the Senior Funding Bond Guarantors irrevocably and unconditionally (i) guaranteed to Lumina Financing 1 punctual performance by FIMAF, of its obligations under the Senior Funding Bonds, (ii) undertook with Lumina Financing 1 that whenever FIMAF does not pay any amount when due under or in connection with any Senior Funding Bond, to immediately on demand pay that amount as if it were the principal obligor and (iii) agreed to indemnify Lumina Financing 1 immediately on demand against any cost, loss or liability suffered by Lumina Financing 1 if the guarantee by FIMEP to pay Lumina Financing 1 any amount due under or in connection with any Senior Funding Bond, as if it were the principal obligor, or any obligation guaranteed by it is or becomes unenforceable, invalid or illegal.

Corporate Services Agreement

        On December 10, 2002, Lumina Financing 1 and Lumina Participation entered into a corporate services agreement (the "Corporate Services Agreement") whereby Lumina Participation agreed to carry out certain administrative duties under the Senior Credit Agreement with respect to Lumina Financing 1 together with any duties and obligations reasonably ancillary to them. Lumina Participation shall (i) carry out all general company, secretarial, registrar and administration services, (ii) prepare, keep and audit the accounts of Lumina Financing 1 and (iii) provide all necessary staff and facilities for Lumina Financing 1, including registered office and other administrative and general corporate services.

        In addition to the general corporate services, Lumina Participation undertakes to provide Lumina Financing 1 with certain services relating to certain of Lumina Financing 1's obligations under the Senior Credit Agreement. Lumina Financing 1 shall reimburse Lumina Participation on demand for its reasonable documented expenses. Lumina Participation shall be entitled to assign its rights and obligations under the Corporate Services Agreement to either FIMEP or FIMAF.

Intercreditor Deed

        In connection with the Acquisition and the financing thereof, Lumina Parent entered into an Intercreditor Deed dated July 26, 2002 as amended and restated on December 5, 2002 (the "Intercreditor Deed") with, among others, FIMEP, FIMAF, Lumina Financing 1, NewSub 1, Lumina Participation, the lenders under the Senior Credit Agreement, the Facility Agent, the Security Agent and the Trustee for the holders of notes (upon accession).

  Order of Priority

        The Intercreditor Deed provides that the following order of priority shall apply to the satisfaction of obligations:

  •
  First, all money and liabilities now or in the future due, owing or incurred under the Senior Credit Agreement and related documents, including the senior funding bonds, together with all accruing interest and all related losses and charges, and any liabilities due to any hedging lender, in relation to the Senior Credit Agreement.

  •
  Second, all money and liabilities now or in the future due, owing or incurred to FIMEP by FIMAF under the Subordinated Intercompany Funding Loan, together with all accruing interest and all related losses and charges.

  •
  Third, all money and liabilities now or in the future due, owing or incurred to the holders of the Subordinated Shareholder PIK Loan and, on a pari passu basis, all money and liabilities now or in the future due, owing or incurred to (x) any Equity Investor, or (y) Schneider; together with all accruing interest and all related costs charges and expenses.

        The parties to the Intercreditor Deed agree that no guarantee (and no security interest) will be granted by Lumina Financing 1, FIMEP or any of FIMEP's subsidiaries without the prior consent of the Facility Agent.

  Subordination of Investor Obligations and Vendor PIK Loan

        The parties to the Intercreditor Deed agreed that until after (i) the date on which all amounts due under the facilities provided pursuant to the Senior Credit Agreement have been repaid in full and all commitments of the Lenders under the Senior Credit Agreement have expired (the "Senior Discharge Date") and (ii) except to the extent that such payments, guarantees and security would not be restricted by the Indenture, the date on which all amounts due under the notes have been repaid in full and all commitments of the holders of the notes to FIMEP have come to an end in accordance with the Indenture:

  •
  Lumina Parent will not, and will procure that none of its subsidiaries will, and no obligor will, make any payment, dividend, distribution of any kind (other than shares of FIMEP at the time of admission to trading on any stock exchange of all or any part of the share capital of Lumina Parent, Lumina Participation, FIMEP, FIMAF, Lumina Financing 1, NewSub 1 or Legrand or any material subsidiary of Legrand) to (x) the Equity Investors or (y) Schneider subject to certain limited exceptions;

  •
  no obligor will, and each obligor will procure that none of its subsidiaries will, create or permit to subsist any security interest or any guarantee in respect to any debt owing to the Equity Investors or Schneider;

  •
  neither Lumina Parent nor NewSub 1 will make any payment, dividend or any distribution of any kind whatsoever in respect or on account of the Vendor PIK Loan, except to the extent permitted pursuant to the terms thereof;

  •
  FIMEP will not make, and NewSub 1 will not receive, any payment, dividend or distribution of any kind whatsoever in respect or on account of the Subordinated Shareholder PIK Loan, except to the extent expressly permitted pursuant to the terms of the Intercreditor Deed.

  Restrictions on Actions in respect of certain investor documents and the Vendor PIK Loan

        The parties to the Intercreditor Deed agreed that neither Lumina Parent nor any of its subsidiaries shall without the prior consent of the Facility Agent, and, except to the extent that any action would not be restricted under the Indenture, the prior consent of the Trustee for the notes:

  •
  take any action, on or before the Senior Discharge Date, without the prior consent of the Facility Agent, and, except to the extent any action would not be restricted under the Indenture, the prior consent of the Trustee, which would make any principal, interest, distribution or other sum payable under the Investors' Agreement and any other existing or future document or agreement providing for payment of any amount to any Equity Investor in its capacity as Equity Investor or Schneider under the Vendor PIK Loan on a date earlier or more frequently than that provided in the relevant document at the date of the Intercreditor Deed;

  •
  agree to or take any action to amend any investor document which would result in any obligor under the Senior Credit Agreement or any related document being subject to more onerous obligations (including financial covenants) as a whole than those existing at the date of the Intercreditor Deed or which would conflict with any provision of the Intercreditor Deed;

  •
  create or transfer rights and/or obligations under any investor document, unless simultaneously with that creation or transfer the relevant transferee agrees to be bound by the provisions of the Intercreditor Deed by entering into a creditor accession deed, as set out in the Intercreditor Deed (unless such transferee is already a party to the Intercreditor Deed); or

  •
  amend the Vendor PIK Loan in any manner.

        Subordination of obligations under the Subordinated Intercompany Funding Loan

        Subject to no default under the Senior Credit Agreement having occurred and continuing, Lumina Parent or FIMAF may pay to the relevant persons all costs and expenses payable on or about the date of the closing of the Acquisition. Prior to the Senior Discharge Date, the Intercreditor Deed provides that FIMAF may only make the following payments or distributions relating to the Subordinated Intercompany Funding Loan:

  •
  interest (not principal) in an amount not exceeding the aggregate amount of the interest payable by FIMEP under the notes,

  •
  additional amounts with respect to the notes (whether by way of additional interest or otherwise (but not principal)) (including in respect of any liquidated damages payable under the registration rights agreement relating to the notes),

  •
  principal on the Subordinated Intercompany Funding Loan (on or after the tenth anniversary of the issue of the notes), interest and any other amounts on the notes.

The right to make such payments will be suspended if:

  •
  there is a payment default under the Senior Credit Agreement in an aggregate amount exceeding €500,000 from the date such default occurs until the default has been waived or remedied; or

  •
  after a non-payment default under the Senior Credit Agreement, the Facility Agent has served a notice on FIMEP and FIMAF suspending payments on the Subordinated Intercompany Funding Loan until the earliest of:

  —
  179 days after the notice was served on FIMEP and FIMAF by the Facility Agent;

  —
  the date on which the senior default has been waived or remedied or has ceased to exist; or

    —
    all amounts owing under the Senior Credit Agreement have been repaid in full and the commitments of the lenders under the Senior Credit Agreement have expired.

Restrictions on Enforcement Action in Respect of the Subordinated Intercompany Funding Loan

        Prior to the Senior Discharge Date, FIMEP has (subject to the next paragraph) undertaken (without the prior written consent of the Facility Agent) not to:

  •
  demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of all or any part of the debt under the Subordinated Intercompany Funding Loan;

  •
  redeem all or any part of the debt under the Subordinated Intercompany Funding Loan (including any right of set-off or combination of accounts);

  •
  exercise or enforce any security right or any other rights under any other document or agreement against any obligor in relation to (or given the support of) the debt under the Subordinated Intercompany Funding Loan;

  •
  petition for or take any other steps which may lead to any insolvency, liquidation, reorganization, administration or dissolution proceedings or any voluntary arrangement or assignment for the benefit of creditors or any similar proceedings involving any obligor: or

  •
  exercise any rights to remove or replace directors of Lumina Financing 1.

        Notwithstanding the above, FIMEP may take enforcement action in respect of payments which are due but unpaid under the the Subordinated Intercompany Funding Loan if:

  •
  (x) a court makes an order, or the board of directors or shareholders of FIMAF has passed a resolution for winding up, dissolution or bankruptcy of FIMAF, or (y) a liquidator, administrator or receiver in respect of substantially all of FIMAF's assets is appointed;

  •
  a default has occurred under the notes, and:

  —
  the holders of the notes or the Trustee has given notice in writing to the Facility Agent specifying the default concerned; and

  —
  a period of not less than 179 days has elapsed from the date the Facility Agent received the notice relating to such default (a "standstill period"); and

  —
  at the end of such standstill period, the relevant default is continuing unremedied and unwaived.

Restrictions on Value Transfers

        Prior to the Senior Discharge Date, and thereafter only if restricted by the terms of the Indenture, neither FIMEP nor any of its subsidiaries may make any payment to Lumina Parent, FIMEP or any of the subsidiaries of Lumina Parent other than FIMAF or any of its subsidiaries, except:

  •
  payments otherwise permitted by the Intercreditor Deed;

  •
  unless a default under the Senior Credit Agreement has occurred and is continuing, payments if and only to the extent that Lumina Financing 1, Lumina Parent, FIMAF, any of its subsidiaries or FIMEP requires the monies for one or more of the following purposes:

  —
  taxes, duties, similar fees payable by it in the ordinary course of business; or

  —
  fees and expenses properly incurred in the ordinary course of business to auditors and legal advisers and usual operating costs and expenses; or

    —
    legal fees and any filing, listing, registration or similar fees, costs and expenses incurred in connection with the issuing, listing and/or registration of any document relating to the Senior Credit Agreement and the facilities provided thereunder, the Subordinated Intercompany Funding Loan, the notes or any liquidated damages payable under any registration rights agreement relating to the notes;

    —
    customary and reasonable remuneration of board members (jeton de présence) of Lumina Parent, and certain of its subsidiaries other than FIMAF or any of its subsidiaries; or

    —
    fees, costs and expenses payable under any documents relating to the private placement of the notes and the Investors' Agreement if permitted by the provisions of the Intercreditor Deed; and

  •
  payments to FIMEP pursuant to operation of the tax consolidation groupings (intégration fiscale); and

  •
  unless a default under the Senior Credit Agreement has occurred which is continuing, payment of dividends to FIMEP to the extent such dividends are not prohibited by the provisions of the Senior Credit Agreement, the Subordinated Intercompany Funding Loan and the Indenture,

and if the sum referred to in the second and fourth bullet points above exceeds €100,000 (or its equivalent) on any one occasion or aggregates more than €200,000 (or its equivalent) in any financial year of FIMEP and its Subsidiaries (disregarding for this purpose sums paid (i) on or about the date of the closing of the Acquisition or (ii) in connection with the issuance or exchange of the notes), FIMAF has given not less than ten business days' notice of the proposed payment in writing to the Facility Agent; provided that the aggregate of all such sums (excluding, for these purposes, sums in respect of the payment of taxes which are payable) shall not exceed €1,000,000 per annum (disregarding for this purpose sums paid (i) on or about the date of the closing of the Acquisition or (ii) in connection with the issuance or exchange of the notes), at any time without the prior consent of the Facility Agent. The foregoing restrictions to the amounts that may be payable do not apply to taxes payable in Luxembourg by Lumina Financing 1 and Lumina Parent provided that such taxes do not exceed €280,000 and €110,000 annually with respect to Lumina Financing 1 and Lumina Parent, respectively.

Turnover

        The parties to the Intercreditor Deed have agreed in relation to the Subordinated Intercompany Funding Loan that, prior to the Senior Discharge Date, the recipient or beneficiaries of all payments or distributions of intra-group debt, proceeds from an enforcement action, payments or distribution in respect of the purchase or other acquisition of intra-group debt or any discharge of intra-group by set-off, combination of accounts or otherwise, will promptly pay such amounts received and distributions received to the Security Agent.

Vendor PIK Loan

        In accordance with the provisions of the Share Purchase Agreement, Schneider made available to NewSub 1 a €150 million unsecured term loan facility to finance part of the Acquisition and the related costs and expenses. The loan bears interest at a fixed rate of 5.5% per annum, commencing on the date of the closing of the Acquisition. The interest on the Vendor PIK Loan accrues annually and is capitalized at the end of each such interest period. No expenses, commissions or other fees are payable to Schneider, except as specifically provided in the Vendor PIK Loan document. The loan has a 13-year maturity but may be prepaid prior thereto following repayment in full of the notes.

        The Vendor PIK Loan is structurally subordinated to all other debt of FIMEP and FIMEP's subsidiaries, including the Subordinated Shareholder PIK Loan.

The Subordinated Shareholder PIK Loan

        FIMEP will issue on the date of the private placement of the notes, subordinated shareholder payment-in-kind bonds in the aggregate amount equal to €1,156 million to NewSub 1 (the "Subordinated Shareholder PIK Loan"). The issue of the Subordinated Shareholder PIK Loan will be made by way of a private placement and will be deemed to take place outside France. Interest on the Subordinated Shareholder PIK Loan shall accrue at a rate equal to 5 per cent per annum and shall be payable on the maturity date of the Subordinated Shareholder PIK Loan.

        The Subordinated Shareholder PIK Loan shall mature on the final maturity date in 2015. FIMEP has agreed, pursuant to the terms of the Intercreditor Deed, that FIMEP will not make, and NewSub 1 will not receive, any payment, dividend or distribution of any kind whatsoever in respect or on account of the Subordinated Shareholder PIK Loan except where a corresponding dividend is made to FIMEP and such dividend is not being paid to FIMEP in breach of the Senior Credit Agreement or the Intercreditor Deed. The Subordinated Shareholder PIK Loan will be contractually subordinated to all existing and future unsubordinated indebtedness of FIMEP.

Subordinated Intercompany Funding Loan

        FIMAF will borrow on the date of the closing of the private placement of the notes an advance under the Subordinated Intercompany Funding Loan which will be funded by FIMEP with (i) the proceeds from the private placement of the notes and (ii) the proceeds received by FIMEP from NewSub 1 for subscription by NewSub 1 for bonds issued under the Subordinated Shareholder PIK Loan. The interest on the Subordinated Intercompany Funding Loan will accrue at a rate at least sufficient to pay interest on the notes. FIMAF may make payments of (i) cash interest in an amount not exceeding the aggregate amount of that payable by FIMEP under the notes, (ii) additional amounts payable on the notes, (iii) principal on the Subordinated Intercompany Funding Loan on or after the tenth anniversary of the issue of the notes and (iv) other amounts corresponding to FIMEP's obligations to pay principal, interest and any other amounts on the notes. The right to make such payments will be in accordance with the provisions of the Intercreditor Deed. See "Intercreditor Deed."

        The Subordinated Intercompany Funding Loan will be structurally subordinated to all existing and future indebtedness of the subsidiaries of FIMAF. The Subordinated Intercompany Funding Loan will be contractually subordinated, pursuant to the terms of the Intercreditor Deed, to the facilities provided pursuant to the Senior Credit Agreement.

Subordinated Perpetual Notes and Related Loans (TSDIs)

        In December 1990 and March 1992, Legrand issued four series of TSDIs through a private placement, in an aggregate nominal value amount of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and Legrand has no obligation to redeem them unless it carries out a voluntary dissolution, the term for which it has been constituted expires (unless it is extended), is subject to liquidation, or a final judgment is entered ordering the sale of the entire business of Legrand (cession totale de l'entreprise). Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors of Legrand, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        Legrand is required to repurchase the TSDIs if it cannot legally pay additional amounts for a tax withholding resulting from a change in tax regulations.

        Legrand is entitled to repurchase or arrange for a third party to repurchase the outstanding TSDIs at any time in certain exceptional circumstances. If it does so, it will be entitled to receive in December 2005 and March 2007 amounts equal to the capitalized value of the lump sump amounts initially paid (see below).

        Legrand is required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR, the European inter-bank offered rate (or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr 375 million (€57 million)), but effective only for the first fifteen years following each issuance. At the time of each issuance, Legrand entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance. The third parties agreed to waive all rights to interest on the TSDIs once they purchase them from the holders. In return, Legrand made lump sum payments to the third parties equal to €100 million with respect to the 1990 TSDIs, and €77 million with respect to the 1992 TSDIs. In accordance with French tax regulations, interest payments with respect to the TSDIs are tax deductible for the portion of such interest computed on the net proceeds (i.e., the nominal amount less the lump sum payments mentioned above) of each issuance of TSDIs.

        As of September 30, 2002, giving effect to the Acquisition and the related transactions, the TSDIs outstanding will have nominal value of €457 million and €305 million, respectively and an aggregate net book value of €163 million.

        The TSDIs are subordinated in accordance with article L.228-97 of the French Commercial Code allowing companies to issue debt instruments which will be repaid only to the extent that other creditors, except for lenders of participating loans (prêts participatifs) or holders of participating securities (titres participatifs) have been repaid. However, only the principal amount of the TSDIs is subordinated. Interest payments and arrears of interest rank pari passu with the claims of all other unsecured creditors of Legrand.

        Legrand hedged the interest payments on the TSDIs by entering into 15-year interest rate swap agreements, with, among others, Credit Suisse First Boston International, an affiliate of one of the Initial Purchasers. These interest swap arrangements also provide that Legrand must post cash collateral if the swap counterparty's exposure to the credit risk of Legrand exceeds then posted amounts, calculated on a mark to market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to Legrand's credit rating. Following the Acquisition, Legrand's credit rating resulted in the threshold being set at zero, and the counterparty's exposure resulted in Legrand being obliged to deposit €76 million in an account pledged to the swap counterparty. Any further requirement to post cash collateral will be entirely driven by fluctuations in interest rates and not any further change in Legrand's credit rating. In addition, Legrand (except with respect to the Fr 100 million TSDIs issued in March 1992) opened TSDIs prepayment accounts with the facility agent under the Senior Credit Agreement, into which Legrand deposited €74 million. Amounts will be released from these accounts on a periodic basis for repayment of the TSDIs in accordance with the terms set out in the Senior Credit Agreement. Solely for the purpose of collateralizing the swaps relating to the TSDIs, Legrand may charge, pledge or assign all or part of the amounts standing to the credit in the TSDIs prepayment accounts. Any such charge shall not prevent the releases from the TSDIs prepayment accounts as scheduled.

$400 million 8.5% Yankee bonds due February 15, 2025

        In 1995, following a number of acquisitions outside France, Legrand issued $400 million 8.5% debentures due February 15, 2025 (the "Yankee bonds") in an offering registered with the SEC.

        The Yankee bonds constitute direct, unsecured obligations of Legrand and rank equally with all other unsecured indebtedness of Legrand. The Yankee bonds are effectively subordinated to the facilities made available pursuant to the Senior Credit Agreement at the Legrand corporate level and are structurally subordinated to the facilities made available pursuant to the Senior Credit Agreement at any Legrand operating subsidiary. The Yankee bonds are structurally senior to the notes and to amounts drawn by FIMAF under the facilities made available pursuant to the Senior Credit Agreement.

Undertakings

        The indenture entered into by Legrand and Bankers Trust Company as trustee in favor of the debenture holders places certain restrictive covenants on Legrand and its subsidiaries (subject to certain customary and agreed exceptions). The indenture restricts Legrand and its subsidiaries from, among other things, (i) issuing, incurring, creating, assuming or guaranteeing any indebtedness for or in respect of borrowed money secured by a mortgage, security, interest, pledge, lien upon any plant, property or equipment without effectively equally or rateably securing the Yankee bonds, (ii) engaging in any sale and leaseback transaction or (iii) merging, consolidating or conveying, transferring or leasing substantially all of its properties or assets to any other person.

        The indenture provides that Legrand and its subsidiaries may be released from certain negative pledge undertakings if Legrand and its subsidiaries maintain specified consolidated retained earnings ratios.

Redemption

        Legrand cannot redeem the Yankee bonds, except that in the event of certain changes in French tax laws, Legrand may, at its option, redeem the Yankee bonds, in whole but not in part, at the principal amount thereof plus accrued interest. If Legrand is required to pay additional amounts pursuant to the terms of the Yankee bonds but cannot do so under applicable law, Legrand is obligated to redeem the Yankee bonds, in whole but not in part, at the principal amount thereof plus accrued interest, unless the holders of a majority in principal amount of the Yankee bonds elect not to require Legrand to redeem the Yankee bonds.

Put Right

        In the event of a hostile change of control, each holder of Yankee bonds can require Legrand to repurchase its Yankee bonds in whole or in part at par plus accrued interest on the date of repurchase. A hostile change of control will be deemed to have occurred if, after the date of the indenture relating to the Yankee bonds, any person or group of persons acting in concert shall have made an offer to the shareholders of Legrand for the acquisition of their shares, which offer has not been recommended by the board of directors of Legrand, but which nevertheless results in such person or group of persons acquiring control of Legrand. Control is defined in article L.233-3 of the French Commercial Code. The board of directors of Legrand recommended the Acquisition of its shares by the Consortium on July 22, 2002.

Events of Default

        The indenture relating to the Yankee bonds defines an event of default as:

  •
  default for 30 days in payment on any interest on the Yankee bonds;

  •
  default in any payment of principal on the Yankee bonds when such principal is due;

  •
  default by Legrand in the performance of any other of the covenants and agreements in respect of the Yankee bonds which shall not have been remedied within 60 days after written notice by the Yankee bond trustee to Legrand or by holders of at least 25% in principal amount of the Yankee bonds given to the Trustee, specifying that such notice is a notice of default under the indenture;

  •
  the issuance, occurrence, creation, assumption or guarantee by any of Legrand's subsidiaries of any financial indebtedness secured by a mortgage upon any plant, property or equipment, without effectively equally or rateably securing the Yankee bonds, in contravention of the indenture, or the entry of any subsidiary into a sale and leaseback transaction, except in accordance with the terms of the indenture;

  •
  certain events involving the bankruptcy, insolvency or reorganization of Legrand; or

  •
  an event of default under any indenture or instrument under which Legrand or its subsidiaries has at least $20 million principal amount of indebtedness for borrowed money, involving the failure to pay the principal of such indebtedness or the acceleration of such indebtedness, that has not been annulled within 30 days of the notice thereof; provided that Legrand or its subsidiaries do not remedy or cure such event of default or the holders of the Yankee bonds do not waive such event of default.

        The indenture provides that holders of the Yankee bonds may not institute any legal action or proceeding against Legrand under the Indenture unless the following conditions are met:

  •
  such holder has given the Trustee written notice of default and the continuance thereof;

  •
  the holders of not less than 25% in aggregate principal amount of the Yankee bonds have made a written request to the Trustee to institute such proceedings in the Trustee's own name, offering the Trustee a reasonable indemnity; and

  •
  upon receipt of such notice and indemnity, the Trustee has refused for sixty days to institute such proceedings.

Hedging Arrangements

        The total amount of the Yankee bonds is hedged by dollar denominated assets and cash flows of Legrand. Legrand is therefore not exposed to fluctuations in the dollar/euro exchange rate. At the time of the issuance of the Yankee bonds, Legrand entered into a 30-year interest rate swap agreement in relation to the Yankee bonds with JPMorgan Chase Bank, dated February 7, 1995, resulting in an effective interest rate of LIBOR plus a margin of 0.58% (or 58 basis points) per annum. On a pro forma basis as of September 30, 2002 there is a significant asset related to this swap arrangement.

        In order to reduce exposure to counterparty risk, Legrand has put in place mark-to-market collateral agreements in connection with long-term swap arrangements.

SNC Debt

        We conduct certain aspects of our operations through sociétés en nom collectif which have many of the same characteristics of partnerships, including unlimited joint and several liability of each member of the société en nom collectif for the debts and other liabilities of the other members. Our sociétés en nom collectif, all of which are fully consolidated, have aggregate liabilities amounting to €89 million as of September 30, 2002.

Other Indebtedness

        In addition to our indebtedness described above, Legrand and certain of its consolidated subsidiaries have entered into capital leases and have credit or overdraft facilities pursuant to either written or oral agreements with commercial banks. On a pro forma basis as described under "II. F. Unaudited Consolidated Pro Forma Financial Information," we also had €39 million of other debt under such capital leases and overdraft facilities as of September 30, 2002.

C.  PRO FORMA LIQUIDITY AND CAPITAL RESOURCES

        Historically, Legrand's principal uses of cash has been for working capital, capital expenditure, research and development, acquisitions and debt service. Legrand has funded these requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). Following the Acquisition and the related transactions, FIMEP's indebtedness and debt service requirements have increased significantly, and Legrand will no longer benefit from access to the commercial program market to fund short-term liquidity requirements.

        On a pro forma basis as of November 30, 2002, after giving effect to the purchase accounting adjustment attributable to the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and related transactions, as described under "II. F. Unaudited Pro Forma Consolidated Financial Information," FIMEP's indebtedness would have been €3,024 million (excluding the Subordinated Shareholder PIK Loan) and €4,180 million (including the Subordinated Shareholder PIK Loan). Please see "II. E. Capitalization."

  Financing Arrangements

        Immediately following the private placement of the notes and related transactions, FIMEP expects its indebtedness will be comprised of:

  •
  approximately €1,833 million of term and borrowing base facilities under the Senior Credit Agreement;

  •
  approximately €389 million principal amount of indebtedness under the Yankee bonds;

  •
  approximately €163 million of indebtedness under the TSDIs;

  •
  approximately €600 million of indebtedness under the notes;

  •
  approximately €1,156 million of indebtedness under the Subordinated Shareholder PIK Loan; and

  •
  approximately €39 million of other debt.

        Following the closing of the Acquisition, Legrand and certain of its subsidiaries borrowed €300 million under the borrowing base facility. In addition, a €250 million revolving facility remains undrawn under the Senior Credit Agreement.

        The facilities provided pursuant to the Senior Credit Agreement consist of three term facilities (Term A Advance, Term B Advance and Term C Advance), a Borrowing Base Facility and a Revolving Credit Facility. Advances under the Term A Advance must be repaid in installments beginning on September 30, 2003 and continuing through to the date falling seven years after the date of the closing of the Acquisition. Advances under the Term B Advance must be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the eighth anniversary of the date of the closing of the Acquisition. Advances under the Term C Advance must be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the ninth anniversary of the date of the closing of the Acquisition.

        Advances under the Borrowing Base Facility must be repaid on the last day of each interest period with respect to the advance (one, two, three or six month periods) and amounts repaid may be redrawn subject to satisfaction of certain conditions, including in relation to adequate borrowing base coverage. The Borrowing Base Facility must be repaid in full on the seventh anniversary of the date of the closing of the Acquisition.

        The revolving facility is available for up to seven years following the date of the closing of the Acquisition. Each advance under the revolving facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions). The revolving facility must be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. The Group may not draw under the revolving facility if, among other things, a default has occurred and is continuing or if certain repeated representations are not true.

        Under the Senior Credit Agreement, FIMAF has agreed to maintain specified ratios of total net debt to EBITDA, cash flow to total debt service, EBITDA to net interest and net senior debt to EBITDA. The agreement also restricts the ability to make capital expenditures. In addition, subject to certain exceptions, the agreement restricts the ability of FIMAF to make payments on the Subordinated Intercompany Funding Loan and otherwise to FIMEP.

        The Senior Credit Agreement contains customary events of default. However, it contains a provision allowing for a "clean up period" of 90 days after the date of the Acquisition. Under this provision, most matters and events that would otherwise be events of default under the Senior Credit Agreement will not constitute events of default provided reasonable steps are taken to cure the relevant matter or event during the clean up period. Certain matters or events will nevertheless cause events of default under the Senior Credit Agreement, including those defaults having or having had the potential to have a material adverse effect and events not cured by the expiry of the clean up period. For a detailed description of the Senior Credit Agreement, please refer to the section entitled "Description of Other Indebtedness—Senior Credit Facilities." In addition, certain of FIMEP's operating subsidiaries are guarantors under the Senior Credit Agreement and certain of FIMEP's operating subsidiaries granted collateral over their assets in favor of the holders of the senior funding bonds. See "Description of Other Indebtedness—Senior Funding Bonds—Security."

  TSDIs

        In December 1990 and March 1992, Legrand issued TSDIs through private placements, in aggregate nominal value amounts of Fr 3,000 million (€457 million) in 1990 and Fr 2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and Legrand has no obligation to redeem them unless it carries out a voluntary dissolution, is subject to liquidation, or a final judgment is entered ordering the sale of the entire business (cession totale de l'entreprise) of Legrand. Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        Legrand must repurchase the TSDIs if it cannot legally pay additional "gross up" amounts in respect of tax withholding resulting from a change in tax regulations.

        Legrand is entitled to repurchase or arrange for a third party to repurchase the outstanding TSDIs at any time in certain exceptional circumstances. If it does so, it will be entitled to receive in December 2005 and March 2007 amounts equal to the capitalized value of the lump sum amounts initially paid (see below).

        Legrand is required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR, the European inter-bank offered rate (or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr 375 million (€57 million)).

        At the time of each issuance, Legrand entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance. The third parties agreed to waive all rights to interest on the TSDIs once they purchase them from the holders. In return, Legrand made lump sum payments to the third parties equal to €100 million with respect to the 1990 TSDIs and €77 million with respect to the 1992 TSDIs. In accordance with French tax regulations, interest payments with respect to the TSDIs are tax deductible for the portion representing the interest as computed on net proceeds (i.e., the nominal amount less the lump sum payments mentioned above) of each issuance of TSDIs.

        The board of directors of Legrand may decide to suspend interest payments on the TSDIs if:

  •
  Legrand's consolidated net equity falls below €412 million;

  •
  Legrand has not paid an ordinary dividend (excluding dividends paid on its preferred non-voting shares and the statutory dividends); and

  •
  no interim dividend has been declared.

        If Legrand suspends interest payments, the amount of each suspended interest payment itself bears interest. The amount of the suspended interest payments is not subordinated if Legrand is liquidated, and the suspended interest must be paid before Legrand may pay a dividend on its ordinary shares. If any third party, or group of third parties acting in concert, obtains the control of a majority of voting rights of Legrand's share capital without the approval of Legrand's board of directors, Legrand may no longer suspend interest payments under the TSDIs, and Legrand's obligations with respect to any suspended interest payments will rank pari passu with Legrand's other unsecured and unsubordinated indebtedness, including the Yankee bonds (described below).

        In order to manage Legrand's exposure to fluctuations in interest rates, Legrand has hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for these swap agreements, the effective interest rates on the TSDIs amounted to 9.2% per year in 2001, 8.4% per year in 2000 and 7.4% per year in 1999, of the average residual carrying value of the TSDIs. See note 12 to Legrand's audited consolidated financial statements for a table of the amortization of the residual carrying value.

        These interest rate swap arrangements provide that Legrand must post cash collateral in an account pledged to the swap counterparty if the swap counterparty's exposure to the credit risk of Legrand exceeds the then posted amounts, calculated on a mark-to-market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to Legrand's credit rating. Following the Acquisition, Legrand's credit rating resulted in the threshold being set at zero, and the counterparty's exposure resulted in Legrand being obliged to deposit €76 million in an account with the swap counterparty. Any further requirement to post cash collateral will be entirely driven by fluctuations in interest rates and not any further change in Legrand's credit rating. Legrand also deposited a further €74 million in an account with the facility agent for the Senior Credit Agreement. Amounts on deposit in the account with the facility agent will be available only for payments on the TSDIs and the related hedging obligations, or to provide cash collateral in relation to such hedging obligations.

  $400 million 8.5% Yankee bonds due February 15, 2025

        On February 14, 1995, Legrand issued $400 million principal amount of 8.5% debentures due February 15, 2025, the "Yankee bonds." Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year. The Yankee bonds were publicly offered in the United States. Legrand used $238 million of the proceeds of the issuance of the Yankee bonds to finance acquisitions in the United States and invested the remaining $162 million in marketable securities denominated in dollars, as described in note 8 to our audited consolidated financial statements. As a consequence, currency exchange risk in relation to the total principal amount of the Yankee bonds was historically hedged by these assets, such that exchange rate fluctuations between the dollar and the euro did not cause the Yankee bonds to affect our income or net equity. Subsequent to September 30, 2002, we sold the dollar denominated marketable securities and used the proceeds to repay indebtedness.

        Legrand also hedged its obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The settlement dates for net amounts to be paid or received under the swap agreement are the same as the interest payment dates on the Yankee bonds. Taking into account the swap agreement, the effective interest rate of the Yankee bonds is LIBOR (the London inter-bank offered rate) plus a margin of 0.58% per annum. See "Description of Other Indebtedness—$400 million 8.5% Yankee bonds due February 15, 2005" and note 21 to Legrand's audited and unaudited consolidated financial statements.

        The interest swap agreements entered into by Legrand in connection with the Yankee bonds provide that Legrand must post cash collateral in a pledged account if exposure of the counterparty increases as calculated on a mark-to-market basis. On a pro forma basis as of September 30, 2002, however, there is a significant asset related to this swap arrangement.

D.  RISK FACTORS RELATING TO INDEBTEDNESS

FIMEP's substantial debt could adversely affect its financial condition or results of operations.

        FIMEP has a significant amount of debt. As of September 30, 2002, on a pro forma basis after giving effect to the purchase accounting adjustment attributable to the Acquisition, the Minority Buy-Out Offer, the private placement of the notes and related transactions as described under "II. E. Unaudited Pro Forma Consolidated Financial Information," we would have had €4.2 billion of gross debt on a consolidated basis including the Subordinated Shareholder PIK Loan and €3.0 billion of debt on a consolidated basis excluding the Subordinated Shareholder PIK Loan. See "II. E. Unaudited Pro Forma Consolidated Financial Information" and "Description of FIMEP's Indebtedness" for further information about FIMEP's substantial debt.

        FIMEP's substantial debt could have important consequences. For example, it could:

  •
  make it more difficult for FIMEP to satisfy its obligations with respect to the notes and for FIMAF to satisfy its obligations under the Subordinated Intercompany Funding Loan;

  •
  require the Group to dedicate a substantial portion of its cash flows from operations to payments on its debt, which will reduce funds available for working capital, capital expenditures, research and development and other general corporate purposes;

  •
  limit the Group's flexibility in planning for, or reacting to, changes in distribution or marketing of its products, customer demands and competitive pressures in the industries we serve;

  •
  limit the Group's ability to undertake acquisitions;

  •
  place the Group at a competitive disadvantage compared to its competitors that have less debt than it does;

  •
  increase the Group's vulnerability, and reduce its flexibility to respond, to general and industry-specific adverse economic conditions; and

  •
  limit the Group's ability to borrow additional funds and increase the cost of any such borrowing.

        FIMEP may incur substantial additional debt in the future. The terms of the Senior Credit Agreement and the indenture relating to the privately placed notes restrict but do not prohibit the Group from incurring additional debt.

FIMEP requires a significant amount of cash to service its debt. FIMEP's ability to generate sufficient cash depends on many factors beyond its control.

        FIMEP's ability to make payments on and to refinance its debt, and to fund working capital, research and development and capital expenditures, will depend on the Group's future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond FIMEP's control, as well as the other factors discussed in under "III. F. Risk Factors Relating to Indebtedness."

        Historically, Legrand met its debt service and other cash requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). As a result of the Acquisition and related financing transactions, however, FIMEP's debt service requirements will increase significantly and the Group will no longer benefit from access to the commercial paper market to fund our short-term liquidity needs. Although FIMEP believes that its expected cash flows from operations, together with available borrowings, will be adequate to meet its anticipated liquidity and debt service needs, there can be no assurance that the Group's business will generate sufficient cash flows from operations or that future debt and equity financing will be available to the Group in an amount sufficient to enable the Group to pay its debts when due or to fund other liquidity needs.

        If our future cash flows from operations and other capital resources (including borrowings under the revolving credit facility under the Senior Credit Agreement) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

  •
  reduce or delay our business activities, capital expenditures and/or research and development;

  •
  sell assets;

  •
  obtain additional debt or equity capital; or

  •
  restructure or refinance all or a portion of our debt, including the notes, on or before maturity.

        There can be no assurance that the Group would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of FIMEP's existing debt, including the Senior Credit Agreement, limit, and any future debt may limit, FIMEP's ability to pursue any of these alternatives.

Restrictions in debt instruments may limit FIMEP's ability to make payments on its debt or operate its business.

        The Senior Credit Agreement contains, and the Indenture will contain, covenants that limit FIMEP's ability and the ability of certain of its subsidiaries to, among other things:

  •
  pay dividends on, redeem or repurchase share capital or make other distributions;

  •
  make certain other restricted payments and investments;

  •
  incur additional indebtedness and issue certain preference shares;

  •
  create certain liens;

  •
  merge, consolidate, amalgamate or otherwise combine with other entities;

  •
  enter into certain transactions with affiliates;

  •
  create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

  •
  transfer or sell assets, including by way of a sale and leaseback transaction; and

  •
  guarantee indebtedness of FIMEP or future finance subsidiaries.

        In addition, the Senior Credit Agreement requires FIMEP to maintain certain financial ratio and financial condition tests.

        The covenants in the notes and the Senior Credit Agreement could materially and adversely affect FIMEP's ability to engage in business activities that may be in its best interest and/or to finance future operations or capital needs. Furthermore, events beyond FIMEP's control could affect its ability to meet the financial ratio and financial condition tests. FIMEP's failure to comply with these obligations and other covenants could cause an event of default under the Senior Credit Agreement, the Indenture or both. If an event of default under the Senior Credit Agreement occurs, the lenders could elect to declare all amounts outstanding under the Senior Credit Agreement to be immediately due, and the lenders thereafter could foreclose upon the assets securing the Senior Credit Agreement. In that event, there can be no assurance that the Group would have sufficient assets to repay all of its obligations. FIMEP may incur other debt in the future that contains financial or restrictive covenants.

IV.  DEFINITIONS

  •
  "Acquisition" refers to the acquisition by Lumina Parent of all of the (i) 21,060,724 ordinary shares representing approximately 98.29% of the issued and fully paid-up ordinary share capital of Legrand and (ii) 6,548,139 preferred shares representing approximately 97.5% of the issued and fully paid-up preferred share capital of Legrand and the related transactions;

  •
  "Company" refers to FIMEP together with its consolidated subsidiaries;

  •
  "Consortium" refers to Kohlberg Kravis Roberts & Co. L.P., Wendel Investissement and the other equity investors in Lumina Parent and any affiliated entity thereof and funds advised or managed directly or indirectly by any of them (but excluding Lumina Financing 2);

  •
  "Equity Documents" refers to constitutional documents of Lumina Parent and each of its subsidiaries, the Investors' Agreement, the PECs and the documents relating to the PECs, the Subordinated Shareholder PIK Loan, the Vendor PIK Loan and all other documents extended pursuant thereto;

  •
  "Equity Investors" refers to the investors in Lumina Parent, certain members of the Legrand management and certain individual investors affiliated with Wendel who have indirectly invested in Lumina Participation;

  •
  "EU" refers to the European Union;

  •
  "Family Investors" refers to the members of the Verspieren and Decoster Families, founding Families of Legrand;

  •
  "Fiduciary" refers to Dexia Banque Internationale à Luxembourg, a société anonyme, organized and existing under the laws of Luxembourg;

  •
  "FIMAF" refers to FIMAF, a société par actions simplifiée, organized and existing under the laws of France;

  •
  "France" refers to the Republic of France;

  •
  "French GAAP" refers to generally accepted accounting principles in France;

  •
  "Goldman Sachs" refers to Goldman Sachs equity funds managed by affiliates of The Goldman Sachs Group Inc., and any affiliated entity thereof;

  •
  "Group" refers to FIMEP SA, FIMAF SAS, Legrand and their subsidiaries;

  •
  "HSBC" refers to HSBC Private Equity Ltd., and any affiliated entity thereof;

  •
  "Investors' Agreement" refers to the agreement entered into by and among Lumina Parent and the members of the Consortium dated as of December 10, 2002;

  •
  "KKR" refers to Kohlberg Kravis Roberts & Co. L.P., and any affiliated entity thereof;

  •
  "Legrand" refers to Legrand S.A. and its consolidated subsidiaries. See "Our History and Group Structure;"

  •
  "Lumina Financing 1" refers to Lumina Financing 1 SCA, a société à responsabilité limitée, organized and existing under the laws of Luxembourg;

  •
  "Lumina Financing 2" refers to Lumina Financing 2 SCA, a société en commandite par actions, organized and existing under the laws of Luxembourg;

  •
  "Lumina Gestion" refers to Lumina Gestion Sàrl, a société à responsabilité limitée, organized and existing under the laws of Luxembourg;

  •
  "Lumina Management" refers to Lumina Management SAS, a société par actions simplifiée, organized and existing under the laws of France;

  •
  "Lumina Management Shareholders' Agreement" refers to the agreement entered into by and among Lumina Parent and the other Shareholders of Lumina Management dated as of December 10, 2002;

  •
  "Lumina Parent" refers to Lumina Parent Sàrl, a société à responsabilité limitée, organized and existing under the laws of Luxembourg;

  •
  "Lumina Participation" refers to Lumina Participation, a société à responsabilité limitée, organized and existing under the laws of Luxembourg;

  •
  "Luxembourg" refers to the Grand Duchy of Luxembourg;

  •
  "Minority Buy-Out Offer" refers the mandatory takeover offer (garantie de cours) by FIMAF following a public buy-out offer and the compulsory squeeze out procedure (offre public de retrait suivie d'un retrait obligatoire) to acquire all remaining outstanding ordinary and preferred non-voting shares of Legrand not acquired by FIMAF pursuant to the Acquisition;

  •
  "NewSub 1" refers to refers to GP Financière New Sub 1, a société en commandite simple, organized and existing under the laws of Luxembourg;

  •
  "PECs" refers to preferred equity certificates issued by Lumina Financing 1 and subscribed by NewSub 1;

  •
  "Schneider" refers to Schneider Electric S.A., a société anonyme, organized and existing under the laws of France;

  •
  "US" refers to the United States of America;

  •
  "US GAAP" refers to generally accepted accounting principles in the US;

  •
  "Wendel" refers to Wendel Investissement and any affiliated entity thereof; and

  •
  "WestLB" refers to WestLB AG and any affiliated entity thereof.

QuickLinks

Signatures
TABLE OF CONTENTS
I. INFORMATION CONCERNING LEGRAND S.A.
A. MARKET AND INDUSTRY DATA
B. INTELLECTUAL PROPERTY
C. DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
D. SUMMARY BUSINESS DESCRIPTION
Our Business
Our Key Strengths
Our Strategy
E. RISK FACTORS RELATING TO OUR BUSINESS
F. SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
G. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
H. OUR BUSINESS
Our Key Strengths
Our Strategy
Our Markets
I. OUR HISTORY AND GROUP STRUCTURE
J. MANAGEMENT OF LEGRAND
K. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
L. CORPORATE GOVERNANCE
II. INFORMATION CONCERNING THE ACQUISITION, FIMAF SAS, FIMEP SA AND LUMINA PARENT
A. OVERVIEW OF THE ACQUISITION AND RELATED TRANSACTIONS
B. SUMMARY CORPORATE AND FINANCING STRUCTURE
C. SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
D. THE ACQUISITION
E. CAPITALIZATION
F. UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
FIMEP SA UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET As of September 30, 2002
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
FIMEP SA UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT For the Year Ended December 31, 2001
FIMEP SA UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT For the Nine Months Ended September 30, 2002
FIMEP SA UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT For the Twelve Months Ended September 30, 2002
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS
G. SHAREHOLDERS
Lumina Parent S.à.R.L.
Lumina Participation S.à.R.L.
H. INVESTORS' AGREEMENTS
I. MANAGEMENT OF LUMINA PARENT
J. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
K. CORPORATE GOVERNANCE
L. OTHER INFORMATION
M. SUMMARY OF GROUP COMMITMENTS
III. INDEBTEDNESS OF THE GROUP
A. THE STRUCTURE OF FIMEP's INDEBTEDNESS
B. DESCRIPTION OF OTHER INDEBTEDNESS
C. PRO FORMA LIQUIDITY AND CAPITAL RESOURCES
D. RISK FACTORS RELATING TO INDEBTEDNESS
IV. DEFINITIONS